UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2024

Premier Financial Corp.

(Exact name of Registrant as Specified in Its Charter)

Ohio	0-26850	34-1803915
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 Clinton Street
Defiance, Ohio	43512
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (419) 785-8700

(Former Name or Former Address, if Changed Since Last Report)

Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01 Per Share	PFC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 25, 2024, Premier Financial Corp. (the “Company” or “Premier”), Premier Bank, WesBanco, Inc., (“WesBanco”) and WesBanco Bank, Inc. (“WesBanco Bank”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Premier with and into the WesBanco (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, the separate corporate existence of Premier will cease, and WesBanco will continue as the surviving corporation in the Merger. The Merger Agreement also provides that, immediately following the completion of the Merger, Premier Bank, an Ohio state-chartered bank and a wholly-owned subsidiary of Premier, will merge with and into WesBanco Bank, a West Virginia banking corporation and a wholly-owned subsidiary of WesBanco (the “Bank Merger”), with WesBanco Bank continuing as the surviving bank in the Bank Merger. The Merger Agreement was unanimously authorized and approved by the respective Boards of Directors of each of Premier, Premier Bank, WesBanco, and WesBanco Bank.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Premier shareholders will have the right to receive 0.80 of a share of WesBanco’s common stock for each share of Premier common stock. The exchange ratio is subject to customary anti-dilution adjustments in the event of reorganizations, stock splits, stock dividends, and similar transactions involving WesBanco’s common stock. In addition, subject to certain contingencies set forth in the Merger Agreement, in the event that Premier does not declare and pay all or any portion of a regular quarterly dividend of $0.31 per share of Premier common stock by reason of Premier’s failure to obtain regulatory non-objection, consent or approval of such quarterly dividend or a related dividend from Premier Bank to Premier, WesBanco will make a cash payment to Premier’s shareholders at the closing of the Merger on a dollar-for-dollar basis in an amount equal to the total amount of all such foregone dividends, assuming that the number of shares of Premier’s common stock outstanding for each foregone dividend is equal to the number of shares of Premier’s common stock outstanding at the effective time of the Merger.

The Merger Agreement contains customary representations and warranties from both Premier and WesBanco, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger, each party’s obligation, subject to certain exceptions, to recommend that its shareholders approve the Merger, which includes its non-solicitation obligations relating to alternative acquisition proposals (in the case of Premier) or the Merger Agreement and issuance of common stock in connection with the Merger (in the case of WesBanco). The Merger Agreement contains certain termination rights for both Premier and WesBanco and further provides that, upon termination of the Merger Agreement under certain circumstances, Premier may be obligated to pay WesBanco a termination fee of $37.0 million.

At the effective time of the Merger, four members of Premier’s current Board of Directors will be appointed to the respective Boards of Directors of WesBanco and WesBanco Bank.

Consummation of the Merger is subject to a number of customary conditions, including, but not limited to, the approval of the Merger Agreement and the issuance of shares of WesBanco’s common stock in connection with the Merger by WesBanco’s shareholders, approval of the Merger by the shareholders of Premier and the receipt of all required regulatory approvals. In addition, each party’s obligation to consummate the Merger is subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations, and (3) the receipt by such party of an opinion from its counsel to the effect that the Merger and the Bank Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement in this Item 1.01 is not complete and is qualified in its entirety by reference to the complete text of the Merger Agreement.

Treatment of Premier Equity Awards

At the effective time of the Merger, each outstanding and unexercised Net Option Share granted by Premier to purchase shares of Premier common stock, whether vested or unvested, will be generally be cancelled and terminated and converted into the right to receive a cash payment equal to the product of the exchange ratio of 0.80 multiplied by the Average Closing Price. “Net Option Share” means the product of (x) such number of shares of Premier common stock underlying the option multiplied by (y) the amount by which the volume weighted average trading price of WesBanco’s common stock during the twenty trading day period ending on the later (the “Average Closing Price”) of (i) the first date on which all necessary bank regulatory approvals or non-objections have been received (disregarding any waiting period) or (ii) the date on which Premier’s shareholders approve the Merger Agreement, exceeds the exercise price per share of such option, divided by (z) such Average Closing Price.

Immediately prior to the effective time of the Merger, (i) each equity award of Premier subject to time-based vesting or other time-based lapse restriction, other than Premier’s outstanding stock options, that is unvested and outstanding, will vest and be cancelled and converted into the right to receive the merger consideration for each share of Premier common stock underlying such equity award, less applicable tax withholdings and (ii) each equity award of Premier subject to a performance-based vesting condition, other than Premier’s outstanding stock options, that is unvested and outstanding, will generally vest with any performance-based vesting condition vesting at actual performance for the first half of 2024 and target level for the remaining performance period, and be cancelled and converted into the right to receive the merger consideration for each share of Premier common stock underlying such equity award, less applicable tax withholdings.

Voting Agreements

As a condition to WesBanco’s willingness to enter into the Merger Agreement, all of the directors of Premier have entered into voting agreements (each, a “Voting Agreement”) with WesBanco pursuant to which they have agreed to vote their shares in favor of the Merger. A form of the Voting Agreement is attached as Exhibit A to the Merger Agreement, which is filed as Exhibit 2.1 to this Form 8-K and is incorporated herein by reference.

Item 8.01	Other Events.

WesBanco has entered into securities purchase agreements with investors to raise capital to support the Merger. In aggregate, $200 million of WesBanco common stock will be issued. The capital raise is expected to close on August 1, 2024. Upon completion of the Merger, the shares issued to Premier are expected to comprise 30% of the outstanding shares of the combined company, the shares issued in the capital raise are expected to represent 8% of the combined company, and 62% to be held by legacy WesBanco shareholders.

On July 26, 2024, Premier and WesBanco issued a press release announcing the signing of the Merger Agreement and WesBanco’s capital raise. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Statement

The Merger Agreement and form of Voting Agreement attached thereto (collectively, the “Subject Agreements”) have been included in this report to provide investors with information regarding their terms. Except for the status of the Subject Agreements as the contractual documents that establish and govern the respective legal relations among the parties thereto with respect to the transactions described in this report, the Subject Agreements are not intended to be sources of factual, business or operational information about the parties thereto.

The representations, warranties, covenants and agreements made by the parties to the Subject Agreements are made as of specific dates and are qualified and limited, including with respect to the Merger Agreement by information in disclosure schedules that the parties exchanged in connection with the execution of such Merger Agreement. Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders. Representations and warranties may be used as a tool to allocate risks between the parties to the Subject Agreements, including where the parties do not have complete knowledge of all facts. Accordingly, the Subject Agreements are included with this filing only to provide investors with information regarding the terms of the Subject Agreements, and not to provide investors with any other factual information regarding WesBanco, Premier, their respective affiliates or their respective businesses. Moreover, information concerning the subject matter of representations and warranties may change after the date of a Subject Agreement, which subsequent information may or may not be fully reflected in Premier’s public disclosures. The Subject Agreements should not be read alone, but should instead be read in conjunction with the other information regarding WesBanco, Premier, their respective affiliates or their respective businesses, the Subject Agreements and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that WesBanco will file that will include a joint proxy statement of Premier and WesBanco and a prospectus of WesBanco, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Premier and WesBanco make with the SEC.

Forward-Looking Statements

This document and its exhibits may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements may include, but are not limited to, statements regarding projections, forecasts, goals and plans of Premier and its management, and include statements related to the expected timing, completion and benefits of the proposed Merger with WesBanco, future movements of interest rates, loan or deposit production levels, future credit quality ratios, future strength in the market area, and growth projections. These statements do not describe historical or current facts and may be identified by words such as “intend,” “intent,” “believe,” “expect,” “estimate,” “target,” “plan,” “anticipate,” or similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” “can,” or similar verbs. There can be no assurances that the forward-looking statements included in this document will prove to be accurate. In light of the significant uncertainties in the forward-looking statements, the inclusion of such information should not be regarded as a representation by Premier or any other persons, that our objectives and plans will be achieved, including with respect to the Merger. Forward-looking statements involve numerous risks and uncertainties, any one or more of which could affect Premier’s business and financial results in future periods and could cause actual results to differ materially from plans and projections. Factors that could cause or contribute to such differences include, but are not limited to, (1) the businesses of Premier and WesBanco may not be integrated successfully or such integration may take longer to accomplish than expected, (2) the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes, (3) disruption from the proposed Merger may make it more difficult to maintain relationships with customers, associates, or suppliers, (4) the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule, (5) Premier’s shareholders and/or WesBanco’s shareholders may not approve the proposed Merger and the Merger Agreement, and WesBanco’s shareholders may not approve the issuance of shares of WesBanco common stock in the proposed Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of Premier), “Forward-Looking Statements” (in the case of WesBanco), and “Risk Factors” in Premier’s and WesBanco’s Annual Reports on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by Premier and WesBanco with the SEC. These risks and uncertainties include other risks and uncertainties detailed from time to time in our Securities and Exchange Commission (SEC) filings, including our Annual Report on Form 10-K for the year ended December 31, 2023 and any further amendments thereto. All forward-looking statements made in this document are based on information presently available to the management of Premier and speak only as of the date on which they are made. Neither Premier or WesBanco assume any obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law. Accordingly, subsequent events could occur that may cause Premier to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Premier and WesBanco and a prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF PREMIER, SHAREHOLDERS OF WESBANCO AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of Premier and shareholders of WesBanco prior to the respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statements/Prospectus, and other related documents are filed by WesBanco or Premier with the SEC, they may be obtained for free at the SEC’s website at www.sec.gov, and from either WesBanco’s or Premier’s website at www.wesbanco.com or www.premierfincorp.com, respectively.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

Premier and WesBanco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholders of Premier and WesBanco in connection with the proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier is set forth in the proxy statement for Premier’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective shareholders of Premier or WesBanco in connection with the proposed Merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, Premier or WesBanco using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. THE RESPECTIVE SHAREHOLDERS OF PREMIER AND WESBANCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

2.1	Agreement and Plan of Merger, dated July 25, 2024, by and among Premier Financial Corp., Premier Bank, WesBanco, Inc. and WesBanco Bank, Inc.*

99.1	Joint Press Release issued by Premier Financial Corp. and WesBanco, dated July 26, 2024, announcing the execution of the Agreement and Plan of Merger.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. Premier hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIER FINANCIAL CORP.

Date:	July 26, 2024	By:	/s/ Paul D. Nungester
Paul D. Nungester Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

July 25, 2024

by and among

WESBANCO, INC.

WESBANCO BANK, INC.,

PREMIER FINANCIAL CORP.

and

PREMIER BANK

i

ARTICLE SIX — FURTHER COVENANTS OF BUYER		72

6.01.	Access to Information	72
6.02.	Opportunity of Employment; Employee Benefits; Retention Pool and Retention Restricted Stock Grants	72
6.03.	Exchange Listing	75
6.04.	Notification	75
6.05.	Takeover Laws	75
6.06.	Officers’ and Directors’ Indemnification and Insurance	75
6.07.	Appointment of Seller Directors to Board of Directors	77
6.08.	Operation of Business	77
6.09.	Buyer Forbearances	78
6.10.	Seller Shares	78
6.11.	Section 16	78

ARTICLE SEVEN — FURTHER OBLIGATIONS OF THE PARTIES		78

7.01.	Confidentiality	78
7.02.	Necessary Further Action	79
7.03.	Cooperative Action	79
7.04.	Satisfaction of Conditions	79
7.05.	Press Releases	79
7.06.	Registration Statements; Proxy Statement; Shareholders’ Meetings	80
7.07.	Regulatory Applications	82
7.08.	Coordination of Dividends	83
7.09.	Seller Dividend and Contingent Cash Payment	83
7.10.	Transition and Data Conversion	84

ARTICLE EIGHT — CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARTIES		85

8.01.	Conditions to the Obligations of Buyer and Buyer Sub	85
8.02.	Conditions to the Obligations of Seller and Seller Sub	86
8.03.	Mutual Conditions	87

ARTICLE NINE — CLOSING		88

9.01.	Closing	88
9.02.	Closing Transactions Required of Buyer	88
9.03.	Closing Transactions Required of Seller	89

ARTICLE TEN — NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS		90

10.01.	Non-Survival of Representations, Warranties and Covenants	90

ARTICLE ELEVEN — TERMINATION		90

11.01.	Termination	90
11.02.	Effect of Termination	94

ARTICLE TWELVE — MISCELLANEOUS		96

12.01.	Notices	96
12.02.	Counterparts; Electronic Signatures	97
12.03.	Entire Agreement; No Third-Party Rights	97
12.04.	Successors and Assigns	97
12.05.	Captions	97
12.06.	Governing Law	98
12.07.	Payment of Fees and Expenses	98
12.08.	Amendment	98
12.09.	Waiver	98
12.10.	Confidential Supervisory Information	98
12.11.	Disclosure Schedules	98
12.12.	Waiver of Jury Trial	99
12.13.	Severability	99
12.14.	Specific Performance	99

Exhibit A – Form of Voting Agreement

GLOSSARY OF DEFINED TERMS

The following terms, when used in this Agreement, have the meanings ascribed to them in the corresponding Sections of this Agreement listed below:

“Acquisition Proposal”	—	Section 5.03(a)
“Acquisition Transaction”	—	Section 5.03(a)
“Age Discrimination in Employment Act”	—	Section 3.01(t)(ii)
“Agreement”	—	Preamble
“Average Closing Price”	—	Section 11.01(d)(iv)
“BHC Act”	—	Section 3.01(a)(i)
“Bank Dividend”	—	Section 7.10
“Bank Merger”	—	Preamble
“Bank Secrecy Act”	—	Section 3.01(gg)
“Buyer”	—	Preamble
“Buyer Balance Sheet Date”	—	Section 4.01(g)
“Buyer Board”	—	Section 4.01(b)
“Buyer Classified Loans”	—	Section 4.01(o)(ii)
“Buyer Compensation and Benefit Plans”	—	Section 4.01(t)(i)
“Buyer Consultants”	—	Section 4.01(t)(i)
“Buyer Directors”	—	Section 4.01(t)(i)
“Buyer Disclosure Schedule”	—	Preamble
“Buyer Employees”	—	Section 4.01(t)(i)
“Buyer ERISA Affiliate”	—	Section 4.01(t)(iii)
“Buyer ERISA Affiliate Plan”	—	Section 4.01(t)(iii)
“Buyer Filed SEC Documents”	—	Section 4.01(l)
“Buyer Financial Statements”	—	Section 4.01(g)
“Buyer Loans”	—	Section 4.01(o)(ii)
“Buyer Meeting”	—	Section 7.06(g)
“Buyer Officers”	—	Section 4.01(t)(i)
“Buyer Pension Plan”	—	Section 4.01(t)(ii)
“Buyer Ratio”	—	Section 11.01(d)(iv)(2)
“Buyer SEC Documents”	—	Section 4.01(f)(i)
“Buyer Shares” and “Buyer Share”	—	Preamble
“Buyer Stock Plans”	—	Section 4.01(c)(ii)
“Buyer Sub”	—	Preamble
“Buyer Subsidiary” or “Buyer Subsidiaries”	—	Section 4.01(a)(2)
“Buyer Subsidiary Real Estate Collateral”	—	Section 4.01(w)
“Buyer 401(k) Plan”	—	Section 5.09(a)
“Buyer’s Financial Advisor”	—	Section 4.01(i)
“CFPB”	—	Section 3.01(gg)
“CRA”	—	Section 3.01(u)(i)
“Classified Loans”	—	Section 3.01(k)(ii)
“Closing”	—	Section 9.01
“Closing Date”	—	Section 9.01
“Code”	—	Preamble
“Constituent Corporations”	—	Preamble

“Consulting Agreement”	—	Section 8.01(e)
“Contingent Cash Payment”	—	Section 7.10
“Continuing Employees”	—	Section 6.02(a)
“Costs”	—	Section 6.06(a)
“DOL”	—	Section 3.01(t)(iii)
“DPC Shares”	—	Section 2.01(b)
“Data Conversion”	—	Section 6.02(c)(i)
“Effective Time”	—	Section 1.03
“Environmental Law”	—	Section 3.01(y)
“ERISA”	—	Section 3.01(t)(i)
“Exchange Act”	—	Section 3.01(a)(ii)
“Exchange Agent”	—	Section 2.03(a)
“Exchange Fund”	—	Section 2.03(b)
“Exchange Ratio”	—	Section 2.01(a)
“FCPA”	—	Section 3.01(gg)
“FDIC”	—	Section 3.01(a)(iii)
“FHLB”	—	Section 3.01(l)
“Fair Credit Reporting Act”	—	Section 3.01(ff)
“Federal Reserve”	—	Section 3.01(l)
“Foregone Dividend”	—	Section 7.10
“GAAP”	—	Section 3.01(a)(v)
“Governmental Authority”	—	Section 3.01(q)
“Gramm-Leach-Bliley Act”	—	Section 3.01(ff)
“HSR Act”	—	Section 3.01(w)
“Hazardous Substances”	—	Section 3.01(y)
“IIPI”	—	Section 3.01(ff)
“IRS”	—	Section 3.01(m)
“Indemnified Party”	—	Section 6.06(a)
“Index Price”	—	Section 11.01(d)(iv)
“Index Ratio”	—	Section 11.01(d)(iv)(2)
“Information”	—	Section 7.01
“Insider Transaction”	—	Section 3.01(k)(ii)
“Joint Proxy Statement/Prospectus”	—	Section 7.06(a)
“IoI Provisions”	—	Section 12.03
“K&L”	—	Section 8.01(c)
“knowledge”	—	Section 3.01(a)(v)
“Loan Assets”	—	Section 3.01(j)
“Loan Documentation”	—	Section 3.01(j)
“Loans”	—	Section 3.01(k)(i)
“material”	—	Section 3.01(a)(v)
“material adverse effect” or “material adverse change”	—	Section 3.01(a)(v)
“Merger”	—	Preamble
“Merger Consideration”	—	Section 2.01(a)
“Nasdaq”	—	Section 3.01(w)
“Net Option Shares”	—	Section 2.02(a)
“NDA”	—	Section 12.03

v

“Notice of Superior Proposal”	—	Section 5.03(f)
“ODFI”	—	Section 3.01(l)
“OFAC”	—	Section 3.01(gg)
“OGCL”	—	Section 1.01
“Ohio Articles of Merger for the Merger”	—	Section 1.03
“Ohio Articles of Merger for the Bank Merger”	—	Section 1.03
“Ohio Division”	—	Section 3.01(a)(iii)
“Ohio Secretary of State”	—	Section 1.03
“Option Payment Amount”	—	Section 2.02(a)
“ORC”	—	Section 1.02
“PBGC”	—	Section 3.01(t)(iii)
“PCBs”	—	Section 3.01(y)
“Patriot Act”	—	Section 3.01(gg)
“Premium Cap”	—	Section 6.06(b)
“Quarterly Dividend”	—	Section 7.10
“Registration Statement”	—	Section 7.06(a)
“Regulatory Authorities”	—	Section 3.01(p)
“Representatives”	—	Section 7.01
“Required Buyer Vote”	—	Section 4.01(ii)
“Required Seller Vote”	—	Section 3.01(jj)
“Retention Bonus”	—	Section 6.02(c)(i)
“Retention Employees”	—	Section 6.02(c)(i)
“Retention Pool”	—	Section 6.02(c)(i)
“Retention Restricted Stock Agreements”	—	Section 6.02(c)(ii)
“SEC”	—	Section 3.01(c)
“Sarbanes-Oxley Act”	—	Section 3.01(g)(ii)
“Securities Act”	—	Section 3.01(g)(i)
“Seller”	—	Preamble
“Seller Appointees”	—	Section 6.07(a)
“Seller Balance Sheet Date”	—	Section 3.01(f)
“Seller Board”	—	Section 5.03(b)
“Seller Board Recommendation”	—	Section 7.06(f)
“Seller Certificate”	—	Section 2.03(c)
“Seller Compensation and Benefit Plans”	—	Section 3.01(t)(i)
“Seller Consultants”	—	Section 3.01(t)(i)
“Seller Contracts”	—	Section 3.01(x)
“Seller Directors”	—	Section 3.01(t)(i)
“Seller Disclosure Schedule”	—	Preamble
“Seller Employees”	—	Section 3.01(t)(i)
“Seller Equity Awards”	—	Section 2.02(c)
“Seller ERISA Affiliate”	—	Section 3.01(t)(iii)
“Seller ERISA Affiliate Plan”	—	Section 3.01(t)(iii)
“Seller Filed SEC Documents”	—	Section 3.01(g)(v)
“Seller Financial Statements”	—	Section 3.01(f)
“Seller Loans”	—	Section 3.01(k)(ii)
“Seller Meeting”	—	Section 7.06(e)
“Seller Officers”	—	Section 3.01(t)(i)

“Seller Pension Plan”	—	Section 3.01(t)(ii)
“Seller Performance Award”	—	Section 2.02(c)
“Seller Preferred Stock”	—	Section 3.01(b)(i)
“Seller Real Properties”	—	Section 3.01(n)
“Seller Representatives”	—	Section 5.03(a)
“Seller Restricted Stock Award”	—	Section 2.02(b)
“Seller SEC Documents”	—	Section 3.01(g)(i)
“Seller Shares” and “Seller Share”	—	Preamble
“Seller Stock Option”	—	Section 2.02(a)(i)
“Seller Stock Plans”	—	Section 2.02(a)(i)
“Seller Sub”	—	Preamble
“Seller Subsequent Determination”	—	Section 5.03(f)
“Seller Subsidiary” and “Seller Subsidiaries”	—	Section 3.01(a)(ii)
“Seller Subsidiary Real Estate Collateral”	—	Section 3.01(y)
“Seller Walkaway Right”	—	Section 11.01(d)(iv)
“Seller 401(k) Plan”	—	Section 5.10(a)
“Seller’s Counsel”	—	Section 8.02(c)
“Seller’s Effective Time Book Value”	—	Section 7.10
“Seller’s Financial Advisor”	—	Section 3.01(r)
“Seller’s Target Book Value”	—	Section 7.10
“Starting Date”	—	Section 11.01(d)(iv)
“Starting Price”	—	Section 11.01(d)(iv)
“Subsidiary”	—	Section 3.01(c)
“Superior Proposal”	—	Section 5.03(f)
“Surviving Bank Corporation”	—	Section 1.02
“Surviving Corporation”	—	Section 1.01
“Systems”	—	Section 3.01(ee)(ii)
“Takeover Laws”	—	Section 3.01(z)
“Tax” or “Taxes”	—	Section 3.01(m)
“Tax Returns”	—	Section 3.01(m)
“Termination Fee”	—	Section 11.02(b)
“Trust Account Shares”	—	Section 2.01(b)
“Updated Buyer Disclosure Schedule”	—	Section 6.04
“Updated Seller Disclosure Schedule”	—	Section 5.02
“WVBCA”	—	Section 1.01
“WVDFI”	—	Section 4.01(a)(iii)
“Walkaway Determination Date”	—	Section 11.01(d)(iv)
“West Virginia Articles of Merger for the Bank Merger”	—	Section 1.03
“West Virginia Articles of Merger for the Merger”	—	Section 1.03
“West Virginia Secretary of State”	—	Section 1.03

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 25, 2024, is made and entered into by and among Wesbanco, Inc., a West Virginia corporation (“Buyer”), Wesbanco Bank, Inc., a West Virginia banking corporation and a wholly-owned subsidiary of Buyer (“Buyer Sub”), Premier Financial Corp., an Ohio corporation (“Seller”), and Premier Bank, an Ohio state-chartered bank and a wholly-owned subsidiary of Seller (“Seller Sub”). Buyer and Seller are sometimes hereinafter collectively referred to as the “Constituent Corporations.” References herein to a “party” (with respect to being a party to this Agreement) mean either (i) Seller and Seller Sub, on the one hand, or (ii) Buyer and Buyer Sub, on the other hand.

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Seller, Seller Sub, Buyer and Buyer Sub have each determined that it is in the best interests of their respective corporations and shareholders for Buyer to acquire Seller pursuant to a merger of Seller with and into Buyer (the “Merger”) and, immediately after the Merger, a merger of Seller Sub with and into Buyer Sub (the “Bank Merger”), upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the respective Boards of Directors of Seller, Seller Sub, Buyer and Buyer Sub have each approved this Agreement and the consummation of the transactions contemplated hereby; and

WHEREAS, as a result of the Merger, in accordance with the terms of this Agreement, Seller will cease to have a separate corporate existence and the shareholders of Seller will receive from Buyer in exchange for each share of common stock, par value $0.01 per share, of Seller (individually a “Seller Share” and collectively “Seller Shares”), 0.80 of a share of common stock, $2.0833 par value per share, of Buyer (individually a “Buyer Share” and collectively “Buyer Shares”), as may be adjusted as provided herein, all as determined in accordance with the terms of this Agreement; and

WHEREAS, as a condition to the willingness of Buyer to enter into this Agreement, all of the executive officers and directors of Seller, in their capacity as shareholders of Seller (collectively, the “Voting Agreement Shareholders”), have each entered into separate Voting Agreements, dated as of the date hereof, with Buyer (each a “Voting Agreement”), a form of which is attached to this Agreement as Exhibit A, pursuant to which each Voting Agreement Shareholder has agreed, among other things, to vote such Voting Agreement Shareholder’s Seller Shares in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement; and

WHEREAS, for federal income tax purposes, it is intended that the Merger and the Bank Merger contemplated by this Agreement each qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, Seller has previously provided to Buyer a schedule disclosing additional information about Seller (the “Seller Disclosure Schedule”), and Buyer has previously provided to Seller a schedule disclosing additional information about Buyer (the “Buyer Disclosure Schedule”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and the Bank Merger and also to prescribe certain conditions to the Merger and the Bank Merger.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE ONE

THE MERGER

1.01. Merger; Surviving Corporation

Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.03), Seller shall merge with and into Buyer in accordance with the West Virginia Business Corporation Act (the “WVBCA”) and the Ohio General Corporation Law (the “OGCL”). Buyer shall be the continuing and surviving corporation in the Merger, shall continue to exist under the laws of the State of West Virginia and shall be the only Constituent Corporation to continue its separate corporate existence after the Effective Time. As used in this Agreement, the term “Surviving Corporation” refers to Buyer at and after the Effective Time. As a result of the Merger, the outstanding Seller Shares shall be converted in the manner provided in Article Two.

1.02. Bank Merger; Surviving Bank Corporation

Upon the terms and subject to the conditions of this Agreement, immediately after and subject to the Effective Time, Seller Sub shall merge with and into Buyer Sub in accordance with the WVBCA, the state banking code of West Virginia, the OGCL and Title 11 of the Ohio Revised Code (the “ORC”). Buyer Sub shall be the continuing and surviving bank corporation in the Bank Merger, shall continue to exist under the laws of the State of West Virginia and shall continue its separate corporate existence after the Effective Time. As used in this Agreement, the term “Surviving Bank Corporation” refers to Buyer Sub at and after the Effective Time. As a result of the Bank Merger, the outstanding shares of capital stock of Seller Sub shall be converted in the manner provided in Article Two.

1.03. Effective Time

The Merger shall become effective at the time set forth in the respective Articles of Merger that shall be filed with the Secretary of State of the State of West Virginia (the “West Virginia Secretary of State”) in accordance with the WVBCA (the “West Virginia Articles of Merger for the Merger”) and the Secretary of State of the State of Ohio (the “Ohio Secretary of State”) in accordance with the OGCL (the “Ohio Articles of Merger for the Merger”). The Bank Merger shall become effective at the time set forth in the Articles of Merger that shall be filed with the West Virginia Secretary of State in accordance with the WVBCA (the “West Virginia Articles of Merger for the Bank Merger”) and the Articles of Merger that shall be filed with the Ohio Secretary of State in accordance with the OGCL (the “Ohio Articles of Merger for the Bank Merger”); provided, however, that the Bank Merger shall not become effective until after the Merger has become effective. The date and time at which the Merger shall become effective is referred to in this Agreement as the “Effective Time.”

1.04. Effects of the Merger

At the Effective Time:

(a)	the articles of incorporation of Buyer as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation;

(b)	the bylaws of Buyer as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation;

(c)

subject to Section 6.07, the directors of Buyer immediately prior to the Effective Time shall become the directors of the Surviving Corporation, each of whom shall serve in accordance with the articles of incorporation and bylaws of the Surviving Corporation;

(d)

the officers of Buyer immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation;

(e)	each Buyer Share that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger;

(f)

all of the property, rights, privileges, powers and franchises of Seller shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Seller shall become the debts, liabilities and duties of the Surviving Corporation;

(g)	the Merger shall have any additional effects prescribed in Section 31D-11-1107 of the WVBCA and Section 1701.79 of the OGCL;

(h)	the Merger shall have any additional effects prescribed in the West Virginia Articles of Merger for the Merger and the Ohio Articles of Merger for the Merger; and

(i)	the location of the principal office of the Surviving Corporation shall be One Bank Plaza, Wheeling, WV 26003.

1.05. Effects of the Bank Merger

Immediately following the Effective Time of the Bank Merger:

(a)	the articles of incorporation of Buyer Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Bank Corporation;

(b)	the bylaws of Buyer Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Bank Corporation;

(c)

subject to Section 6.07, the directors of Buyer Sub immediately prior to the Effective Time shall become the directors of the Surviving Bank Corporation, each of whom shall serve in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank Corporation;

(d)

the officers of Buyer Sub immediately prior to the Effective Time shall become the officers of the Surviving Bank Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank Corporation;

(e)

each share of capital stock of Buyer Sub that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Bank Merger;

(f)

all of the property, rights, privileges, powers and franchises of Seller Sub shall be vested in the Surviving Bank Corporation, and all debts, liabilities and duties of Seller Sub shall become the debts, liabilities and duties of the Surviving Bank Corporation;

(g)	the Bank Merger shall have the additional effects prescribed in Section 31D-11-1107 of the WVBCA, Section 1701.79 of the OGCL and Section 1115.17 of the ORC;

(h)	the Bank Merger shall have any additional effects prescribed in the West Virginia Articles of Merger for the Bank Merger and the Ohio Articles of Merger for the Bank Merger; and

(i)	the location of the principal office of the Surviving Bank Corporation shall be One Bank Plaza, Wheeling, WV 26003.

1.06. Tax Consequences

It is intended that the Merger and the Bank Merger shall each constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code and the Treasury Regulations promulgated thereunder. Buyer, Buyer Sub, Seller and Seller Sub each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinions contemplated by Sections 8.01(c) and 8.02(c), which certificates shall be effective as of the date of such opinions.

1.07. Possible Alternative Structures

Notwithstanding anything to the contrary contained in this Agreement and subject to the satisfaction of the conditions set forth in Article Eight, prior to the Effective Time, Buyer shall be entitled to revise the structure of the Merger described in Section 1.01 hereof and/or the Bank Merger described in Section 1.02 hereof, provided that (i) such modification does not prevent the rendering of the opinions contemplated by Sections 8.01(c) and 8.02(c); (ii) the consideration to be paid to the holders of Seller Shares under this Agreement is not thereby changed in kind or value or reduced in amount; and (iii) such modification will not delay materially or jeopardize receipt of any required regulatory approvals, consents or waivers or other consents and approvals relating to the consummation of the Merger or the Bank Merger. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

1.08. Additional Actions

If, at any time after the Effective Time, Buyer or Buyer Sub, as applicable, shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer or Buyer Sub its right, title or interest in, to or under any of the rights, properties or assets of Seller or Seller Sub, or (ii) otherwise carry out the purposes of this Agreement, Seller, Seller Sub and their respective officers and directors shall be deemed to have granted to Buyer and Buyer Sub an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Buyer or Buyer Sub its right, title or interest in, to or under any of the rights, properties or assets of Seller and Seller Sub or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Buyer and Buyer Sub are authorized in the name of Seller, Seller Sub or otherwise to take any and all such action.

1.09. Absence of Control

Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, it is the intent of the parties to this Agreement that neither Buyer nor Seller by reason of the execution and delivery of this Agreement shall be deemed (until consummation of the Merger) to control, directly or indirectly, the other party or any of its respective Subsidiaries and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

ARTICLE TWO

CONVERSION OF SHARES AND OPTIONS; SURRENDER OF CERTIFICATES

2.01. Conversion of Seller Shares

At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Buyer Sub, Seller, Seller Sub or the holder of any of the securities referenced below:

(a)

Subject to the other provisions of this Article Two, each Seller Share issued and outstanding immediately prior to the Effective Time (other than Seller Shares held directly or indirectly by Buyer or any Subsidiaries (as defined below) of Buyer or Seller (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 2.01(b) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, subject to the provisions set forth in this Agreement, 0.80 (the “Exchange Ratio”) of a Buyer Share. The 0.80 of a Buyer Share to be issued in exchange for each Seller Share pursuant to this Section 2.01 is sometimes referred to herein as the “Merger Consideration.”

(b)

At the Effective Time, all Seller Shares that are owned directly or indirectly by Buyer or Seller or any of their respective Subsidiaries (other than Seller Shares (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary or agency capacity for the benefit of third parties (any such shares, and Buyer Shares that are similarly held, whether held directly or indirectly by Buyer or Seller, as the case may be, being referred to herein as “Trust Account Shares”) or (y) held by Buyer or Seller or any of their respective Subsidiaries, directly or indirectly, in respect of a debt previously contracted (any such Seller Shares, and Buyer Shares that are similarly held, being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist and no Buyer Shares, cash or other consideration shall be delivered in exchange therefor. At the Effective Time, all Buyer Shares that are owned by Seller or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Buyer without any consideration therefor.

2.02. Seller Equity Awards

(a)

(i) Except as set forth in Section 2.02(a)(i) of the Seller Disclosure Schedule, at the Effective Time, each option (or portion thereof) granted by Seller to purchase Seller Shares under Seller’s stock compensation and stock based incentive plans (the “Seller Stock Plans”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (each, a “Seller Stock Option”) shall without any further action on the part of Buyer, Seller or any holder thereof, be cancelled and terminated and converted into the right to receive an amount of cash in respect of each Net Option Share subject to such Seller Stock Option equal to the product of (i) the Exchange Ratio and (ii) the Average Closing Price (the “Option Payment Amount”). The Option Payment Amount payable to any holder of a Seller Stock Option shall be reduced by any applicable tax withholding. As promptly as practicable following the Effective Time, Buyer shall deposit, or shall cause to be deposited, with Seller, for the benefit of the holders of Seller Stock Options, an amount of cash equal to the aggregate Option Payment Amount payable with respect to the Seller Stock Options in immediately available funds to be paid through the Company’s payroll systems. For the avoidance of doubt, except as set forth in Section 2.02(a)(i) of the Seller Disclosure Schedule, each outstanding Seller Stock Option with an exercise price per share that is in excess of the Average Closing Price shall be cancelled and extinguished at the Effective Time without any present or future right to receive any portion of the Merger Consideration or any other payment. For purposes hereof, “Net Option Shares” means, with respect to a Seller Stock Option, the quotient of (i) the product of (A) the excess, if any, of the Average Closing Price over the exercise price per share of such Seller Stock Option multiplied by (B) the number of Seller Shares subject to such Seller Stock Option, divided by (ii) the Average Closing Price.

(b)

Immediately prior to the Effective Time (but contingent upon the Closing), each award in respect of a Seller Share subject to time-based vesting or other time-based lapse restriction granted under a Seller Stock Plan, other than Seller Stock Options, that is unvested and outstanding immediately prior to the Effective Time (a “Seller Restricted Stock Award”) shall fully vest and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each Seller Share underlying such Seller Restricted Stock Award, less applicable tax withholdings.

(c)

Immediately prior to the Effective Time (but contingent upon the Closing), each performance-based equity award in respect of Seller Shares granted under a Seller Stock Plan, other than Seller Stock Options, that is unvested and outstanding at such time (a “Seller Performance Award” and, together with the Seller Stock Options and Seller Restricted Stock Awards, the “Seller Equity Awards”) shall fully vest (with any performance-based vesting condition applicable to such Seller Performance Award determined in accordance with Section 5.01(b)(x)-(xi) of the Seller Disclosure Schedule) and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each Seller Share underlying such Seller Performance Award, less applicable tax withholdings.

(d)

At or prior to the Effective Time, Seller, the Seller Board and the compensation committee of the Seller Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any Seller or Seller Sub employee consents) that may be necessary to effectuate the provisions of paragraphs (a), (b) and (c) of this Section 2.02 and to ensure that, following the Effective Time, there are no obligations with respect to Seller Equity Awards other than as set forth in this Section 2.02.

2.03. Exchange and Payment Procedures

(a)

Exchange Agent. Buyer shall designate Computershare Investor Services LLC or such other entity as shall reasonably be selected by Buyer to act as agent (the “Exchange Agent”) for purposes of conducting the exchange and payment procedures described in this Section 2.03. Seller shall provide to the Exchange Agent all information reasonably requested by Buyer to be provided to the Exchange Agent in order for it to perform as specified herein.

(b)

Deposit with Exchange Agent; Exchange Fund. At least one business day prior to the Effective Time, Buyer shall provide to the Exchange Agent the number of Buyer Shares representing the aggregate Merger Consideration, together with aggregate cash to be paid in lieu of fractional shares pursuant to Section 2.03(f) hereto, all of which shall be held by the Exchange Agent in trust for the holders of Seller Shares (collectively, the “Exchange Fund”). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Buyer Shares held by it from time to time hereunder, except that it shall receive and hold for the benefit of the recipients of the Buyer Shares until distributed thereto pursuant to the provisions of this Agreement any dividends or other distributions paid or distributed with respect to such Buyer Shares for the account of the persons entitled thereto. The Exchange Fund shall not be used for any purpose other than as set forth in this paragraph. The Exchange Agent shall invest any cash in the Exchange Fund, as directed by Buyer, on a daily basis; provided, however, that all such investments shall be in (i) obligations of, or guaranteed by, the United States of America, (ii) commercial paper obligations receiving the highest rating from either Moody’s Investors Services, Inc. or Standard and Poor’s Corporation, or (iii) certificates of deposit of commercial banks (not including any Subsidiary or affiliate of Buyer) with capital exceeding $1.0 billion. All interest and other income resulting from such investments shall be paid to Buyer.

(c)

Surrender of Seller Certificates. As promptly as practicable after the Effective Time, and in no event more than seven (7) business days thereafter, Buyer shall send or cause to be sent to each former holder of record of Seller Shares transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing the Seller Shares shall pass only upon proper delivery of such certificates to the Exchange Agent). Each holder of an outstanding certificate or certificates that prior to the Effective Time represented Seller Shares (each a “Seller Certificate”) who surrenders one or more such Seller Certificates to the Exchange Agent shall, upon acceptance thereof by the Exchange Agent, be entitled to receive (i) the

Merger Consideration for each Seller Share represented by each Seller Certificate surrendered, (ii) any cash in lieu of fractional shares into which the Seller Shares represented by such Seller Certificates have been converted, (iii) any other dividend or distribution with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (iv) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest. The Exchange Agent shall accept each such Seller Certificate upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices and shall as promptly as practicable issue one or more certificates representing Buyer Shares in accordance with this Agreement. Each Seller Certificate that is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (a) the applicable Merger Consideration for each Seller Share represented by such Seller Certificate, (b) any cash in lieu of fractional shares into which the Seller Shares represented by the Seller Certificate have been converted, (c) any other dividend or distribution applicable to the Seller Shares represented by the Seller Certificate with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (d) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest. No dividends or other distributions with a record date after the Effective Time with respect to Buyer Shares shall be paid to the holder of any unsurrendered Seller Certificate until the holder thereof shall surrender such Seller Certificate in accordance with this Section 2.03(c). After the surrender of a Seller Certificate in accordance with this Section 2.03(c), the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, that theretofore had become payable with respect to Buyer Shares represented by such Seller Certificates. After the Effective Time, there shall be no further transfer on the records of Seller of a Seller Certificate representing Seller Shares and, if any such Seller Certificate is presented to Seller for transfer, it shall be canceled against delivery of the Merger Consideration for each Seller Share represented by such Seller Certificate as provided in Article Two.

(d)

Lost, Stolen or Destroyed Certificates. If there shall be delivered to the Exchange Agent by any person who is unable to produce any Seller Certificate for Seller Shares for surrender to the Exchange Agent in accordance with this Section 2.03:

(i)	evidence to the reasonable satisfaction of the Surviving Corporation that such Seller Certificate has been lost, wrongfully taken, or destroyed;

(ii)	such security or indemnity as reasonably may be requested by the Surviving Corporation to save it harmless (which may include the requirement to obtain a third party bond or surety); and

(iii)

evidence, to the reasonable satisfaction of the Surviving Corporation, that such person was the owner of the Seller Shares theretofore represented by each such Seller Certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present such Seller Certificate for exchange pursuant to this Agreement;

then the Exchange Agent, in the absence of actual notice to it that any Seller Shares theretofore represented by any such Seller Certificate have been acquired by a bona fide purchaser, shall deliver to such person (A) the applicable Merger Consideration for each Seller Share represented by the lost, stolen or destroyed Seller Certificate, (B) any cash in lieu of fractional shares into which the Seller Shares represented by the Seller Certificate have been converted, (C) any other dividend or distribution with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (D) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest, that such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed Seller Certificate.

(e)

No Further Ownership Rights in Seller Shares. All cash in lieu of fractional Buyer Shares and Buyer Shares issued upon conversion of Seller Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Seller Shares; subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Seller (but only in compliance with the terms of this Agreement) on such Seller Shares prior to the Effective Time and which remain unpaid at the Effective Time, subject to compliance with Section 7.08.

(f)	No Fractional Buyer Shares.

(i)

No certificates or scrip representing fractional Buyer Shares shall be issued upon the surrender for exchange of Seller Certificates evidencing Seller Shares, and such fractional Buyer Share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation.

(ii)

Each holder of Seller Shares who would otherwise be entitled to receive a fractional Buyer Share shall instead receive from the Exchange Agent an amount of cash, without interest, equal to the product obtained by multiplying (a) the fractional Buyer Share (rounded to the nearest thousandth when expressed in decimal form) interest to which such holder (after taking into account all Seller Shares held at the Effective Time by such holder) would otherwise be entitled by (b) the Average Closing Price.

(g)

Termination of Exchange Fund. Any portion of the Exchange Fund delivered to the Exchange Agent by Buyer pursuant to Section 2.03(b) that remains undistributed to the shareholders of Seller for twelve months after the Effective Time may be delivered to the Surviving Corporation, upon the Surviving Corporation’s demand, and any shareholders of Seller who have not theretofore complied with this Article Two shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, any cash in lieu of fractional Buyer Share interest and any dividends or distributions with respect to Buyer Shares issuable in the Merger, in each case without interest.

(h)

No Liability. None of Buyer, Seller, the Exchange Agent or the Surviving Corporation shall be liable to any former holder of Seller Shares for any payment of the Merger Consideration, any cash in lieu of fractional Buyer Share interest or any dividends or distributions with respect to Buyer Shares issuable in the Merger delivered to a public official as and if required by any applicable abandoned property, escheat or similar law.

(i)

Withholding Rights. Buyer, the Surviving Corporation and the Exchange Agent each shall be entitled to deduct and withhold from any cash consideration otherwise payable pursuant to this Agreement to any holder of Seller Certificates such amounts as Buyer, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) tax law. To the extent that amounts are properly withheld and paid over to the appropriate taxing authority by Buyer, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Seller Certificates in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation or the Exchange Agent.

(j)

Waiver. Buyer, the Surviving Corporation and the Exchange Agent may from time to time, in the case of one or more persons, waive one or more of the rights provided to it in this Article Two to withhold certain payments, deliveries and distributions; and no such waiver shall constitute a waiver of its rights thereafter to withhold any such payment, delivery or distribution in the case of any person.

2.04. No Dissenters’ Rights

Anything contained in this Agreement or elsewhere to the contrary notwithstanding, no outstanding Seller Shares, Seller Equity Awards or other shares of Seller’s capital stock shall have any dissenters’ or appraisal rights under the OGCL, the ORC or otherwise.

2.05. Anti-Dilution Provisions

In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the number of outstanding Buyer Shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities (or Buyer establishes a record date for effecting any such change to the outstanding Buyer Shares) as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar changes in Buyer’s capitalization, excluding an acquisition by Buyer involving an exchange of Buyer Shares not resulting in a recapitalization of Buyer, appropriate and proportionate adjustment shall be made to the Merger Consideration. Nothing contained herein shall be deemed to permit any action that may be proscribed by this Agreement.

2.06. Conversion of Seller Sub Capital Stock

Immediately after the date and time at which the Bank Merger shall become effective, each issued and outstanding share, and each share held in the treasury, of capital stock of Seller Sub shall, by virtue of the Bank Merger and without any action on the part of Buyer, Buyer Sub, the Surviving Corporation, the Surviving Bank Corporation, Seller, Seller Sub or the holder thereof, be canceled without any conversion or issuance of any shares of capital stock of Buyer, Buyer Sub, the Surviving Corporation or the Surviving Bank Corporation with respect thereto. No shares of the capital stock of Buyer, Buyer Sub, the Surviving Corporation or the Surviving Bank Corporation shall be issued or exchanged, and no consideration shall be given, for shares of Seller Sub, and each then-issued and outstanding share, and each share then held in the treasury, of capital stock of Buyer Sub shall, by virtue of the Bank Merger and without any action on the part of Buyer, Buyer Sub, the Surviving Corporation, the Surviving Bank Corporation, Seller, Seller Sub or the holder thereof, continue as one share of capital stock of the Surviving Bank Corporation having the same designations, preferences, limitations, and rights as such share of capital stock of Buyer Sub immediately prior to the Bank Merger.

ARTICLE THREE

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER SUB

3.01. Representations and Warranties of Seller and Seller Sub

Except as set forth on the Seller Disclosure Schedule (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates, provided that any fact, item, contract, agreement, document or instrument listed or described, and any information disclosed, in any Section or Subsection thereof shall be deemed listed, described, and disclosed in all other applicable Sections and Subsections even though not expressly set forth in such other Section(s) or subsections(s)), Seller and Seller Sub hereby jointly and severally represent and warrant to Buyer and Buyer Sub as follows:

(a)	Corporate Status.

(i)

Seller (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, (b) registered as a financial holding company under the Bank Holding Company Act of 1956 (the “BHC Act”), (c) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (d) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Seller. True and complete copies of the articles of incorporation and code of regulations (or comparable governing instruments) of Seller, in each case as amended to the date of this Agreement, have been (a) made available by Seller to Buyer and (b) filed as exhibits to one or more Seller Filed SEC Documents.

(ii)

Set forth in Section 3.01(a)(ii) of the Seller Disclosure Schedule is a complete list of each Subsidiary of each of Seller and Seller Sub (each, a “Seller Subsidiary” and collectively, the “Seller Subsidiaries”). Seller has no “Significant Subsidiary” (as defined in Rule 1-02 or Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than the Seller Subsidiaries listed on Exhibit 21 to Seller’s Annual Report on Form 10-K for Seller’s fiscal year ended December 31, 2023. Seller has furnished to Buyer true and complete copies of the articles of incorporation and code of regulations (or comparable governing instruments) of each Seller Subsidiary, in each case as amended to the date of this Agreement.

(iii)

Seller Sub (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, (b) an Ohio state-chartered bank, (c) is regulated by the Ohio Division of Financial Institutions (the “Ohio Division”) and the Federal Deposit Insurance Corporation (the “FDIC”), (d) a member in good standing of the Federal Home Loan Bank of Cincinnati, (e) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (f) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Seller or Seller Sub. The deposit accounts of Seller Sub are insured by the FDIC to the fullest extent permitted by applicable law.

(iv)

Each of the Seller Subsidiaries other than Seller Sub (a) has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization, (b) has full power and authority, corporate or otherwise, to own its property and to carry on its business as presently conducted, and (c) is duly qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect on Seller or Seller Sub.

(v)

As used in this Agreement, (A) any reference to any event, circumstance, development, change or effect being “material” with respect to any entity means an event, circumstance, development, change or effect which is material in relation to the financial condition, properties, business or results of operations of such entity and its Subsidiaries taken as a whole and (B) the terms “material adverse effect” or “material adverse change” mean, with respect to an entity, an event, circumstance, development, change or effect that individually, or taken in the aggregate together with all other changes, circumstances, developments, occurrences, or effects, is or is reasonably likely to be materially adverse to the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole or on the ability of such entity to perform its obligations under this Agreement or consummate the Merger or the Bank Merger and the other material transactions contemplated by this Agreement; provided, however, that in any case, any state of facts, change, development, event, effect, condition or occurrence of a material adverse effect or material adverse change shall not be deemed to include effects or changes to the extent such effects or changes result from, (i) changes in the economy of a region in which the entity operates or of the United States or the world as a whole (including changes in interest rates) or the United States securities markets in general; (ii) changes in laws or regulations affecting banks or savings banks or their holding companies generally, or interpretations thereof by Governmental Authorities; (iii) any litigation, claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the transaction this Agreement contemplates or loss of current or prospective customers, employees or revenues arising from the execution of this Agreement; (iv) any transaction costs of the Merger generally; (v) payments made in the nature of severance payments or payments made pursuant to the change in control provisions of employment agreements or change in control or severance plans of Seller or any Seller Subsidiary or payments made pursuant to Section 6.02(b) or losses, charges or expenses resulting from loan sales contemplated by Section 5.09; (vi) changes, after the date hereof, in accounting principles generally accepted in the United States (“GAAP”) or applicable regulatory accounting requirements; (vii) changes, after the date hereof, in global, national or regional political conditions (including events of war or acts of terrorism); or (viii) consummation or public disclosure of the transactions contemplated hereby or actions that are expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby; (ix) any national or international calamity, disaster or emergency or any escalation thereof; and (x) any disease outbreaks, epidemics or pandemics, or any evolutions or mutations thereof, following the date of this Agreement and the governmental and other response thereto; provided, however, that in no event shall a decrease in the trading price of Seller Shares or Buyer Shares, absent any other event, change or effect that has had or would reasonably be expected to have a material adverse effect, or litigation relating thereto, be considered a material adverse effect or material adverse change; and provided, further, that any state of facts, change, development, circumstance, event, effect, condition or occurrence referred to in clauses (i), (ii), (vi) or (vii) immediately above shall be taken into account in determining whether a material adverse effect or material adverse change has occurred to the extent that such state of facts, change, development, circumstance, event, effect, condition or occurrence has a disproportionate effect on Seller or Buyer, as the case may be, compared to other similarly situated community banking organizations operating in the geographic regions in which the Seller or Buyer, as the case may be, conduct their business. Any reference to “knowledge” of a party means the actual knowledge of the executive officers of the party as set forth in Section 3.01(a)(v) of the Seller and Buyer Disclosure Schedules, respectively.

(b)	Capitalization of Seller.

(i)

As of the date of this Agreement, the authorized capital of Seller consists solely of (A) 50,000,000 Seller Shares, of which 35,838,513 Seller Shares were issued and outstanding, and (B) 5,000,000 shares of preferred stock, $.01 par value per share (“Seller Preferred Stock”), no shares of which are issued and outstanding. As of the date of this Agreement, 7,458,746 Seller Shares were held in Seller’s treasury. All outstanding Seller Shares have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any person. All issued Seller Shares have been issued in compliance in all material respects with all applicable federal and state securities laws.

As of the date of this Agreement, there were (a) 200,567 Seller Shares granted in respect of outstanding Seller Restricted Stock Awards; (b) 28,175 Seller Shares reserved for issuance upon the exercise of outstanding Seller Stock Options; and (c) 229,398 Seller Shares reserved for issuance upon settlement of outstanding Seller Performance Awards. Seller has furnished to Buyer a true, complete and correct copy of each of the Seller’s Stock Plans, and a list of all participants in the Seller Stock Plans as of the date hereof is set forth in Section 3.01(b)(i) of the Seller Disclosure Schedule.

(ii)

As of the date of this Agreement, except for this Agreement and the Seller Equity Awards, there are no options, warrants, calls, rights, commitments or agreements of any character to which Seller is a party or by which it is bound obligating Seller to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Seller Shares or obligating Seller to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. As of the date of this Agreement, there are no outstanding contractual obligations of Seller to repurchase, redeem or otherwise acquire any Seller Shares except for such obligations arising under the Seller Stock Plans.

(iii)

Except as disclosed in Section 3.01(b)(iii) of the Seller Disclosure Schedule, since December 31, 2023, Seller has not (A) issued or permitted to be issued any Seller Shares, or securities exercisable for or convertible into Seller Shares, other than upon exercise of the Seller Stock Options, vesting of Seller Restricted Stock Awards or settlement of Seller Performance Awards, in each case granted prior to the date hereof under the Seller Stock Plans; (B) repurchased, redeemed or otherwise acquired, directly or indirectly, through any Seller Subsidiary or otherwise, any Seller Shares; or (C) declared, set aside, made or paid to the shareholders of Seller dividends or other distributions on the outstanding Seller Shares.

(iv)

Except as disclosed in Section 3.01(b)(iv) of the Seller Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Seller or Seller Sub are issued or outstanding. No bonds, debentures, notes or other indebtedness of Seller having the right to vote on any matters on which Seller’s shareholders may vote are issued or outstanding. All outstanding bonds, debentures, notes, trust preferred securities or other similar obligations of Seller and Seller Sub were issued in compliance in all material respects with all applicable laws, rules and regulations.

(c)

Seller Subsidiaries. Except as set forth in Section 3.01(c) of the Seller Disclosure Schedule, Seller and Seller Sub own of record and beneficially, directly or indirectly, all of the issued and outstanding equity securities of the Seller Subsidiaries. There are no options, warrants, calls, rights, commitments or agreements of any character to which Seller, Seller Sub or any other Seller Subsidiary is a party or by which any of them is bound obligating any Seller Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity securities of such Seller Subsidiary (other than to Seller) or obligating Seller, Seller Sub or such other Seller Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments, understandings or arrangements relating to Seller’s rights to vote or to dispose of the equity securities of any Seller Subsidiary, and all of the equity securities of each Seller Subsidiary held by Seller are fully paid and non-assessable and are owned by Seller free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever. Except as set forth in Section 3.01(c) of the Seller Disclosure Schedule, Seller does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind, other than the Seller Subsidiaries. Seller has no outstanding indebtedness that is secured by any capital stock of any Seller Subsidiary.

For purposes of this Agreement, “Subsidiary” has the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”).

(d)

Corporate Authority. All corporate actions of Seller and Seller Sub necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case by Seller and Seller Sub, as applicable, have been duly and validly taken, except for the adoption of this Agreement by the Required Seller Vote and subject, in the case of the consummation of the Merger and the Bank Merger, to the filing and recordation of the Ohio Articles of Merger for the Merger, the Ohio Articles of Merger for the Bank Merger, the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger, each as required by the OGCL and the WVBCA, as applicable. The Seller Board has, by unanimous vote of the directors of Seller, duly adopted resolutions (i) authorizing and adopting this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Seller and its shareholders that Seller enter into this Agreement and consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to a vote at a meeting of Seller’s shareholders to be held as promptly as practicable and (iv) recommending that Seller’s shareholders approve this Agreement in accordance with the provisions of Section 7.06(f) hereof. The Board of Directors of Seller Sub has, by unanimous vote of the directors of Seller Sub, duly adopted resolutions (i) authorizing and adopting this Agreement, the Bank Merger and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of Seller Sub and its sole shareholder that Seller Sub enter into this Agreement and consummate the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted for approval by Seller Sub’s sole shareholder as promptly as practicable and (iv) recommending that Seller Sub’s sole shareholder approve this Agreement. The Seller Board has approved and directed that Seller, as the sole shareholder of Seller Sub, provide its written consent for its approval of this Agreement and the Bank Merger.

(e)

Authorized and Effective Agreement. This Agreement has been duly executed and delivered by Seller and Seller Sub, and, assuming the due authorization, execution and delivery of this Agreement by Buyer and Buyer Sub, constitutes a valid and binding obligation of Seller and Seller Sub, enforceable against Seller and Seller Sub in accordance with its terms, except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing. Each of Seller and Seller Sub has the right, power, authority and capacity to execute and deliver this Agreement and, subject to obtaining the Required Seller Vote, the obtaining of appropriate approvals, consents or waivers by Regulatory Authorities and Governmental Authorities, the expiration of applicable regulatory waiting periods and required filings under Federal and state securities laws, to perform its obligations under this Agreement.

(f)

Financial Statements of Seller. Seller has furnished to Buyer consolidated financial statements of Seller consisting of the consolidated statements of financial condition as of December 31, 2023 and December 31, 2022 and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, including accompanying notes and the report thereon of Crowe LLP, dated February 28, 2024, as included in Seller’s Annual Report on Form 10-K for its fiscal year ended December 31, 2023 that has been filed with the SEC, and the unaudited consolidated statements of financial condition as of March 31, 2024 (the “Seller Balance Sheet Date”) and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity and cash flows for the three months then ended, as reported in Seller’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 that has been filed with the SEC (all of such consolidated financial statements are collectively referred to herein as the

“Seller Financial Statements”). The Seller Financial Statements comply as to form in all material respects with applicable accounting requirements, have been prepared in accordance with GAAP (except, in the case of unaudited statements) applied on a consistent basis during the periods involved (except as may be indicated in such statements or in the notes thereto) and fairly present in all material respects the consolidated financial position of Seller and the Seller Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(g)	SEC Matters; Sarbanes-Oxley.

(i)

Seller and the Seller Subsidiaries have filed or furnished all reports, registration statements, proxy statements and information statements required to be filed by Seller or any of the Seller Subsidiaries subsequent to December 31, 2020 under the Securities Act of 1933, as amended (the “Securities Act”), or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act with the SEC (together with all information incorporated therein by reference, the “Seller SEC Documents”), except for any reports, registration statements, proxy statements or information statements that the failure to file would not have a material adverse effect on Seller. All such filings, at the time of filing, complied in all material respects as to form and included all exhibits required to be filed under the applicable rules of the SEC. None of such documents, as subsequently supplemented or amended prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)

The records, systems, controls, data and information of Seller and the Seller Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Seller or the Seller Subsidiaries or their accountants, attorneys, or transfer agents (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Seller. Seller (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that information relating to Seller, including its consolidated Subsidiaries, that it is required to disclose in the reports that it files or submits under the Exchange Act is made known to the Seller’s management, including its principal executive officer and the principal financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, and (B) Seller’s principal executive officer and/or principal financial officer have disclosed, based on their most recent evaluation of Seller’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) prior to the date hereof, to Seller’s outside auditors and the audit committee of the Seller Board (1) any significant deficiencies and material weaknesses in the design or operation of Seller’s internal control over financial reporting that are reasonably expected to adversely affect Seller’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal control over financial reporting. Each of the principal executive officer and the principal financial officer of Seller (or each former principal executive officer and each former principal financial officer of Seller, as applicable) has made all certifications required by Rule 13a-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to the applicable Seller SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. Neither Seller nor any of the Seller Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Seller or any of the Seller Subsidiaries. Seller is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Seller. As of the date hereof, Seller does not have any reason to believe that Seller’s principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to Rule 13a-14 promulgated under the Exchange Act when next due.

(iii)

Since December 31, 2020, (A) through the date hereof, neither Seller nor any of the Seller Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of the Seller Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of the Seller Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Seller or any of the Seller Subsidiaries, whether or not employed by Seller or any of the Seller Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to the Seller Board or any committee thereof or to any director or officer of Seller.

(iv)

During the periods covered by the Seller Financial Statements with respect to periods ended prior to the date of this Agreement, the independent registered public accounting firm engaged to express its opinion with respect to the financial statements included in the Seller SEC Documents is, and has been throughout the periods covered thereby “independent” within the meaning of Rule 2-01 of Regulation S-X. Crowe LLP has not resigned or been dismissed as a result of or in connection with any disagreement with Seller on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(v)

Since the date of Seller’s last definitive proxy statement for its annual meeting of its shareholders and except as disclosed in the Seller SEC Documents filed and publicly available prior to the date of this Agreement (the “Seller Filed SEC Documents”) (including the financial statements included therein) or Section 3.01(g) of the Seller Disclosure Schedule, no event has occurred that would be required to be reported by the Seller pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(h)

Absence of Undisclosed Liabilities. Except as set forth in the Seller Filed SEC Documents (including the financial statements included therein) or in Section 3.01(h) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries had no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) at the Seller Balance Sheet Date, other than liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller. Except as set forth in the Seller Financial Statements or otherwise disclosed in Section 3.01(h) of the Seller Disclosure Schedule and except as arising hereunder, all debts, liabilities, guarantees and obligations of Seller and the Seller Subsidiaries incurred since the Seller Balance Sheet Date have been incurred in the ordinary course of business consistent with past practice and are usual and normal in amount, both individually and in the aggregate.

(i)

Absence of Changes. Except (i) as set forth in the Seller Filed SEC Documents, (ii) as set forth in Section 3.01(i) of the Seller Disclosure Schedule or (iii) in the ordinary course of business consistent with past practice, since the Seller Balance Sheet Date, there has not been any material adverse change in the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole, and, to the knowledge of Seller, no fact or condition exists that would reasonably be expected to cause such a material adverse change in the future.

(j)

Loan Documentation. The documentation (“Loan Documentation”) governing or relating to the material loan and credit-related assets (“Loan Assets”) included in the loan portfolio of the Seller Subsidiaries is legally sufficient for the purposes intended thereby and creates enforceable rights of the Seller Subsidiaries in accordance in all material respects with the terms of such Loan Documentation, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing, except for such insufficiencies as would not have a material adverse effect on Seller. Except as set forth in Section 3.01(j) of the Seller Disclosure Schedule, no debtor under any of the Loan Documentation has asserted as of the date hereof any claim or defense with respect to the subject matter thereof, which claim or defense, if determined adversely to Seller, would have a material adverse effect on Seller. All loans and extensions of credit that have been made by the Seller Subsidiaries comply in all material respects with applicable regulatory limitations and procedures.

(k)	Loans; Nonperforming and Classified Assets.

(i)

To Seller’s knowledge, except as would not reasonably be expected to have a material adverse effect on Seller, each loan agreement, note or borrowing arrangement, including, without limitation, portions of outstanding lines of credit, loan commitments and loan guaranties (collectively, “Loans”), on Seller’s or any Seller Subsidiary’s books and records, was made and has been serviced in accordance with Seller’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests that have been perfected; and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Seller has previously furnished to Buyer complete and correct copies of its and the Seller Subsidiaries’ lending policies. The deposit and loan agreements of Seller and each Seller Subsidiary comply in all material respects with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Seller Financial Statements, as of their respective dates, is adequate under all regulatory requirements applicable to Seller or Seller Sub.

(ii)

Section 3.01(k) of the Seller Disclosure Schedule discloses as of the Seller Balance Sheet Date with respect to Seller and the Seller Subsidiaries: (A) any Loan in the amount of $1,000,000 or more (“Seller Loans”) under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the knowledge of Seller, in default of any other provision thereof; (B) each Loan that has been classified as “troubled debt restructuring,” “other loans specially maintained,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by Seller, the Seller Subsidiaries or a Governmental Authority (the “Classified Loans”); (C) a listing of the real estate owned, acquired by foreclosure or by deed in-lieu thereof, including the book value thereof; and (D) each Seller Loan with any director, executive officer or five percent (5%) or greater shareholder of Seller, or to the knowledge of Seller, any person controlling, controlled by or under common control with any of the foregoing. All Loans that are classified as “insider transactions” by Regulation O of the Federal Reserve (each an “Insider Transaction”) have been made by Seller or any of the Seller Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features.

(l)

Reports and Records. Seller and the Seller Subsidiaries have filed all reports and maintained all records required to be filed or maintained by them under the rules and regulations of the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Ohio Division of Financial Institutions (the “ODFI”), the FDIC and the Federal Home Loan Bank of Cincinnati (the “FHLB”), except for such reports and records the failure to file or maintain would not have a material adverse effect on Seller. All such documents and reports complied in all material respects with applicable requirements of law and rules and regulations in effect at the time such documents and reports were filed and contained in all material respects the information required to be stated therein, except for such documents and records the failure to comply with such laws, rules and regulations or contain such information would not have a material adverse effect on Seller. None of such documents or reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such reports and documents which the failure to file in such fashion would not have a material adverse effect on Seller. There is no material unresolved violation, criticism or exception by any Governmental Authority or Regulatory Authority with respect to any report or letter relating to any examinations of Seller or any of the Seller Subsidiaries.

(m)

Taxes. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries have timely filed (including all applicable extensions) all material returns, statements, reports and forms (including elections, declarations, disclosures, schedules, estimates and information returns) (collectively, the “Tax Returns”) with respect to all material federal, state, local and foreign income, gross income, gross receipts, gains, premium, sales, use, ad valorem, transfer, franchise, profits, withholding, payroll, employment, excise, severance, stamp, occupancy, license, lease, environmental, customs, duties, property, windfall profits and other taxes (including any interest, penalties or additions to tax with respect thereto, individually, a “Tax” and, collectively, “Taxes”) required to be filed with the appropriate tax authority through the date of this Agreement. Such Tax Returns, as amended, are true, correct and complete in all material respects. Seller and the Seller Subsidiaries have paid and discharged all Taxes shown as due on such Tax Returns, other than such Taxes that are adequately reserved as shown on the Seller Financial Statements or have arisen in the ordinary course of business since the Seller Balance Sheet Date. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, neither the Internal Revenue Service (the “IRS”) nor any other taxing agency or authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of Seller, is threatening to assert against Seller or any Seller Subsidiary any deficiency or claim for additional Taxes. There are no unexpired waivers by Seller or any Seller Subsidiary of any statute of limitations with respect to Taxes. The accruals and reserves for Taxes reflected in the Seller Financial Statements are adequate in all material respects for the periods covered. Seller and the Seller Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all Taxes required by law to be withheld or collected, except for such failures to withhold or collect as would not reasonably be expected to have a material adverse effect on Seller. There are no liens for Taxes upon the assets of Seller or any Seller Subsidiary, other than liens for current Taxes not yet due and payable and liens that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller. Neither Seller nor any Seller Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule or in the Seller Filed SEC Documents, neither Seller nor any Seller Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Seller is or was the common buyer corporation. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(n)

Property and Title. Section 3.01(n) of the Seller Disclosure Schedule lists and describes all real property, and any leasehold interest in real property, owned or held by Seller or the Seller Subsidiaries and used in the business of Seller and the Seller Subsidiaries (collectively, the “Seller Real Properties”). The Seller Real Properties constitute all of the material real property and interests in real property used in the businesses of Seller and the Seller Subsidiaries. Copies of all leases of Seller Real Properties to which Seller or any Seller Subsidiary is a party have been provided to Buyer. The Seller Real Properties leasehold interests subject to such leases have not been assigned or subleased. All Seller Real Properties that are owned by Seller or any Seller Subsidiary are free and clear of all mortgages, liens, security interests, defects, encumbrances, easements, restrictions, reservations, conditions, covenants, agreements, encroachments, rights of way and zoning laws, except (i) those set forth in Section 3.01(n) of the Seller Disclosure Schedule; (ii) easements, restrictions, reservations, conditions, covenants, rights of way, zoning laws and other defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; (iii) the lien of current taxes not yet due and payable and (iv) other defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller. Seller and the Seller Subsidiaries own, and are in rightful possession of, and have good title to, all of the other material assets used by Seller or any Seller Subsidiary in the conduct of their respective businesses (except for such assets that are leased by Seller or any Seller Subsidiary), free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever except for (i) those described in Section 3.01(n) of the Seller Disclosure Schedule, (ii) those assets disposed of in the ordinary course of business consistent with past practices, (iii) such as are no longer used or useful in the conduct of its businesses and (iv) defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller. The assets of Seller and the Seller Subsidiaries, taken as a whole, are adequate to continue to conduct the businesses of Seller and the Seller Subsidiaries as such businesses are presently being conducted. To Seller’s knowledge, there are no applicable laws, conditions of record, or other impediments that materially interfere with the intended use by Seller or the Seller Subsidiaries of any of the Seller Real Properties in the manner such Seller Real Properties are used as of the date of this Agreement.

(o)

Legal Proceedings. Except as set forth in the Seller Filed SEC Documents or in Section 3.01(o) of the Seller Disclosure Schedule, there are no actions, suits, proceedings, claims or investigations pending or, to Seller’s and Seller Sub’s knowledge, threatened in any court, before any Governmental Authority or in any arbitration proceeding (i) against Seller or any Seller Subsidiary which, if adversely determined against Seller or any Seller Subsidiary, could have a material adverse effect on Seller or Seller Sub; or (ii) against or by Seller or any Seller Subsidiary which, if adversely determined against Seller or any Seller Subsidiary, could prevent the consummation of this Agreement or any of the transactions contemplated hereby or declare the same to be unlawful or cause the rescission thereof.

(p)

Regulatory Matters. Except as disclosed (to the extent permitted by applicable law) in Section 3.01(p) of the Seller Disclosure Schedule, none of Seller, the Seller Subsidiaries and the respective properties of Seller and the Seller Subsidiaries is a party to or subject to any order, judgment, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any court or federal or state governmental agency or authority, including any such agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Federal Reserve, the ODFI, the FDIC, the FHLB and the SEC) or the supervision or regulation of Seller or the Seller Subsidiaries (collectively, the “Regulatory Authorities”) that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller. Neither Seller nor any Seller Subsidiary has been advised by any of the Regulatory Authorities that any of such Regulatory Authorities are contemplating issuing or requesting (or are considering the appropriateness of issuing or requesting) any such order, judgment, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller. Seller Sub is “well-capitalized” (as that term is defined in 12 C.F.R. 325.103(b)(1)).

(q)

No Conflict. Except as disclosed in Section 3.01(q) of the Seller Disclosure Schedule and subject to the required approval of this Agreement by the Required Seller Vote and approval of this Agreement and the issuance of the Buyer Shares under this Agreement by the Required Buyer Vote, the receipt of the required approvals or consents of Regulatory Authorities and Governmental Authorities, or the provision of any notice required thereto, the expiration of applicable regulatory waiting periods and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby by Seller and Seller Sub do not and will not (i) conflict with, or result in a violation of, or result in the breach of or a default (or which with notice or lapse of time would result in a default) under, any provision of: (A) any federal, state or local law, regulation, ordinance, order, rule or administrative ruling of any administrative agency or commission or other federal, state or local governmental authority or instrumentality (each, a “Governmental Authority”) applicable to Seller or Seller Sub or any of their respective properties; (B) the articles of incorporation or code of regulations (or comparable governing instruments) of Seller, or the governing instruments of Seller Sub; (C) any material agreement, indenture or instrument to which Seller or Seller Sub is a party or by which it or its properties or assets may be bound; or (D) any order, judgment, writ, injunction or decree of any court, arbitration panel or any Governmental Authority applicable to Seller or Seller Sub, other than, in the case of clauses (A), (C) and (D), any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not have a material adverse effect on Seller; (ii) result in the creation or acceleration of any security interest, mortgage, option, claim, lien, charge or encumbrance upon or interest in any property of Seller or any of the Seller Subsidiaries, other than such security interests, mortgages, options, claims, liens, charges or encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller; or (iii) violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any material license, approval, certificate, permit or authorization held by Seller or any of the Seller Subsidiaries, other than such violations, cancellations, modifications, revocations or suspensions that, individually or in the aggregate, would not have a material adverse effect on Seller.

(r)

Brokers, Finders and Others. Except for the fees paid or payable to Piper Sandler & Company, Seller’s financial advisor (“Seller’s Financial Advisor”), there are no fees or commissions of any sort whatsoever claimed by, or payable by Seller or Seller Sub to, any broker, finder, intermediary, or any other similar person in connection with effecting this Agreement or the transactions contemplated hereby, except for ordinary and customary legal and accounting fees.

(s)

Employment Agreements. Except as disclosed in Section 3.01(s) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to any employment, change in control, retention, severance or consulting agreement not terminable at will by Seller or such Seller Subsidiary. Neither Seller nor any Seller Subsidiary is a party to, bound by or negotiating any collective bargaining agreement, nor are any of their respective employees represented by any labor union or similar organization. Seller and each Seller Subsidiary are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, other than any noncompliance that, individually or in the aggregate, would not have a material adverse effect on Seller, and neither Seller nor any Seller Subsidiary has engaged in any unfair labor practice that would have a material adverse effect on Seller.

(t)	Employee Benefit Plans.

(i)

Section 3.01(t)(i) of the Seller Disclosure Schedule contains a complete and accurate list of all material bonus, incentive, deferred compensation, pension (including, without limitation, Seller Pension Plans, as defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option (including, without limitation, the Seller Stock Plans), severance, welfare (including, without limitation, “welfare plans” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), fringe benefit plans, employment, change in control, retention or severance agreements, consulting agreements or arrangements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last six years) by (A) Seller or any Seller Subsidiary and with respect to which one of the following applies (1) in which any employee or former employee (the “Seller Employees”), consultant or former consultant (the “Seller Consultants”), officer or former officer (the “Seller Officers”), or director or former director (the “Seller Directors”) of Seller or any Seller Subsidiary participates or (2) to which any such Seller Employees, Seller Consultants, Seller Officers or Seller Directors are parties or (B) any Seller ERISA Affiliate (as defined below) (collectively, the “Seller Compensation and Benefit Plans”). Notwithstanding the foregoing, the term “Seller Compensation and Benefit Plans” shall not include plans, funds, programs, policies, practices or procedures that are maintained or funded either (A) by Seller Employees, Seller Consultants, Seller Officers or Seller Directors for their own benefit or for the benefit of their employees, such as individual retirement arrangements or plans described in Section 401(a) of the Code benefiting (or intended to benefit) themselves or persons who are not Seller Employees or (B) by persons or entities who are not Seller ERISA Affiliates (as defined below). Neither Seller nor any Seller Subsidiary has any commitment to create any additional Seller Compensation and Benefit Plan or to modify or change any existing Seller Compensation and Benefit Plan, except to the extent required by law and as otherwise contemplated by Section 6.02 of this Agreement.

(ii)

Except in a manner that would not reasonably be expected to have a material adverse effect on Seller, each Seller Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act of 1967 (the “Age Discrimination in Employment Act”), or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Seller Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Seller Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Seller Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS, or is in the form of a prototype or volume submitter plan that is the subject of a favorable opinion letter from the IRS upon which Seller is entitled to rely, and Seller is not aware of any circumstances reasonably expected to result in revocation of any such favorable determination letter or opinion letter. Each Seller Compensation and Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in material compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Seller Compensation and Benefit Plan. There is no material pending or, to the knowledge of Seller, threatened legal action, suit or claim relating to the Seller Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Seller nor any Seller Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Seller Compensation and Benefit Plan that would reasonably be expected to subject Seller or any Seller Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)

No liability (other than for payment of premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Seller or any subsidiary of Seller with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a “Seller ERISA Affiliate Plan”) which is considered one employer with Seller under Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (a “Seller ERISA Affiliate”). During the six years prior to the Effective Time, none of Seller, any Seller Subsidiary nor any Seller

ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Seller Compensation and Benefit Plan or by any Seller ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Seller Pension Plan or Seller ERISA Affiliate Plan and, to Seller’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. There is no pending investigation or enforcement action by the PBGC, the Department of Labor (“DOL”), the IRS or any other Governmental Authority with respect to any Seller Compensation and Benefit Plan and, to Seller’s knowledge, no such investigation or action is threatened or anticipated. Under each Seller Pension Plan and Seller ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Seller Pension Plan or Seller ERISA Affiliate Plan), did not exceed the then current value of the assets of such Seller Pension Plan or Seller ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Seller Pension Plan or Seller ERISA Affiliate Plan nor any amendment or other change to such Seller Pension Plan or Seller ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result and that, individually or in the aggregate, would have a material adverse effect on Seller.

(iv)

All contributions required to be made under the terms of any Seller Compensation and Benefit Plan or Seller ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Seller or any Seller Subsidiary is a party have been timely made or have been reflected on the Seller Financial Statements. Neither any Seller Pension Plan nor any Seller ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and all required payments to the PBGC with respect to each Seller Pension Plan or Seller ERISA Affiliate Plan have been made on or before their due dates. None of Seller, any Seller Subsidiary nor any Seller ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Seller Pension Plan or to any Seller ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA that, individually or in the aggregate, would have a material adverse effect on Seller.

(v)

Except as disclosed in Section 3.01(t)(v) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has any obligations to provide retiree health benefits, life insurance or other retiree death benefits under any Seller Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code or similar state law or those derived from a Seller Pension Plan.

(vi)	Seller and the Seller Subsidiaries do not maintain any foreign Seller Compensation and Benefit Plans.

(vii)

With respect to each material Seller Compensation and Benefit Plan, if applicable, Seller has made available or furnished to Buyer, true and complete copies of the existing: (A) Seller Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) forms filed with the PBGC within the past year (other than for premium payments); (F) most recent determination letter issued by the IRS; and (G) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.

(viii)

Except as disclosed on Section 3.01(t)(viii) of the Seller Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment or service prior to or following the Effective Time), reasonably be expected to (A) entitle any Seller Employee, Seller Consultant or Seller Director to any payment from Seller or any Seller Affiliate (including severance pay or similar compensation, other than severance pay or compensation as otherwise provided under Section 6.02(a)) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Seller Compensation and Benefit Plan, other than as provided under Section 2.02, or (C) result in any material increase in benefits payable under any Seller Compensation and Benefit Plan.

(ix)

Except as disclosed on Section 3.01(t)(ix) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary maintains any compensation plans, programs or arrangements, the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(u)

Compliance with Laws. Except as set forth on Section 3.01(u) of the Seller Disclosure Schedule, or except with respect to Environmental Laws (as defined in Section 3.01(y)), Taxes, and Seller Compensation and Benefit Plans, which are the subject of Sections 3.01(y), 3.01(m), and 3.01(t), respectively, each of Seller and the Seller Subsidiaries:

(i)

has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business, including, without limitation, the Corporate Transparency Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (the “CRA”), the Military Lending Act, the Servicemembers Civil Relief Act, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for failures to be in compliance which, individually or in the aggregate, have not had or would not have a material adverse effect on Seller;

(ii)

has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, including licensing of mortgage lenders and originators, except where the failure to obtain any of the foregoing or to make any such filing, application or registration has not had or would not have a material adverse effect on Seller; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and to Seller’s knowledge, no suspension or cancellation of any of them has been threatened in writing, except where such failure to have such permits, licenses, certificates of authority, orders and approvals in full force and effect, individually or in the aggregate, has not had or would not have a material adverse effect on Seller; and

(iii)

has received no written notification or communication from any Governmental Authority since December 31, 2020, (A) asserting that Seller or any Seller Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller, or (B) threatening to revoke any license, franchise, permit or governmental authorization, which revocations, individually or in the aggregate, would have a material adverse effect on Seller, which has not been resolved to the satisfaction of the Governmental Authority that sent such notification or communication. There is no event that has occurred that, to the knowledge of Seller, would result in the revocation of any such license, franchise, permit or governmental authorization and that would reasonably be expected to have a material adverse effect on Seller.

(v)	Insurance.

(i)

Except for those underlying Seller Compensation and Benefit Plans, Section 3.01(v) of the Seller Disclosure Schedule lists all of the material insurance policies, binders or bonds maintained by Seller or any Seller Subsidiary and a description of all material claims filed by Seller or any Seller Subsidiary against the insurers of Seller and the Seller Subsidiaries since December 31, 2020. Seller and the Seller Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect, Seller and the Seller Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion, except with respect to such policies and claims, the failure to maintain or file would not reasonably be expected to have a material adverse effect on Seller.

(ii)

The savings accounts and deposits of Seller Sub are insured up to applicable limits by the FDIC in accordance with the Federal Deposit Insurance Act, and Seller Sub has appropriately accrued and paid all premiums and assessments and filed all reports required by the Federal Deposit Insurance Act, except for such failures as would not reasonably be expected to have a material adverse effect on Seller Sub or the availability of such insurance.

(w)

Governmental and Third-Party Proceedings. Except as set forth on Section 3.01(w) of the Seller Disclosure Schedule no consent, approval, authorization of, or registration, declaration or filing with, any court, Governmental Authority or any other third party is required to be made or obtained by Seller or the Seller Subsidiaries in connection with the execution, delivery or performance by Seller or Seller Sub of this Agreement or the consummation by Seller or Seller Sub of the transactions contemplated hereby, except for: (A) filings of applications and notices, as applicable, with, and the approval of, certain federal and state banking authorities, (B) the filing of the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger with the West Virginia Secretary of State and the filing of the Ohio Articles of Merger for the Merger and the Ohio Articles of Merger for the Bank Merger with the Ohio Secretary of State pursuant to the WVBCA and the OGCL, respectively, (C) the approval of this Agreement and the issuance of Buyer

Shares under this Agreement in connection with the Merger by Buyer’s shareholders and the adoption of this Agreement by the shareholders of Seller, (D) the filing with the SEC of the Joint Proxy Statement/Prospectus and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (E) any filings required under the rules and regulations of The Nasdaq Stock Market LLC (the “Nasdaq”), (F) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (G) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not have a material adverse effect on Seller, and (H) receipt of the approvals set forth in Section 7.07. As of the date hereof, Seller does not have knowledge of any reason why the approvals set forth in Section 7.07 will not be received.

(x)

Contracts. Section 3.01(x) of the Seller Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all Seller Contracts in existence as of the date of this Agreement (other than those which have been performed completely): (A) which involve the payment by or to Seller or any of the Seller Subsidiaries of more than $250,000 in connection with the purchase of property or goods or the performance of services and (B) that are not in the ordinary course of their respective businesses (such contracts, the “Seller Contracts”). True, complete and correct copies of all such Seller Contracts have been made available to Buyer. Neither Seller nor any Seller Subsidiary, nor, to the knowledge of Seller, any other party thereto, is in default under any contract, agreement, commitment, arrangement or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected in any way, or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute a default except, in each case, for defaults that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller.

(y)

Environmental Matters. Except as otherwise disclosed in Section 3.01(y) of the Seller Disclosure Schedule: (i) Seller and the Seller Subsidiaries, to their knowledge, are and have been at all times in compliance in all material respects with all applicable Environmental Laws (as that term is defined in this Section 3.01(y)), and, to the knowledge of Seller, neither Seller nor any Seller Subsidiary has engaged in any activity in violation of any applicable Environmental Law except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; (ii)(A) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Seller, have been threatened in connection with any of Seller’s or any Seller Subsidiary’s activities and any Seller Real Properties or improvements thereon with respect to compliance with applicable Environmental Laws, and (B) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Seller, threatened with respect to compliance with Environmental Laws and in connection with any real properties in respect of which any Seller Subsidiary has foreclosed or holds a mortgage or mortgages (hereinafter referred to as the “Seller Subsidiary Real Estate Collateral”); (iii) to the knowledge of Seller, no claims are pending, or threatened by any third party against Seller, any Seller Subsidiary or with respect to the Seller Real Properties or improvements thereon, or, to the knowledge of Seller, Seller Subsidiary Real Estate Collateral or improvements thereon, relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance (as that term is defined in this Section 3.01(y)) which have not been resolved to the satisfaction of the involved parties and which have had or are reasonably expected to have a material adverse effect on Seller or any Seller Subsidiary; (iv) to the knowledge of Seller, no Hazardous Substances have been integrated into the Seller Real Properties or improvements thereon or any component thereof, or Seller Subsidiary Real Estate Collateral or improvements thereon or any component thereof, in such manner or quantity as may reasonably be expected to pose a threat to human health or the value of the real property and improvements, except for threats that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; and (v) neither Seller nor any Seller Subsidiary has knowledge that (A) any of the Seller Real Properties or improvements thereon, or Seller Subsidiary Real Estate Collateral or improvements thereon, has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, (B) any of the business operations of Seller or any Seller Subsidiary have contaminated lands, waters or other property of others with Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, or (C) any of the Seller Real Properties or improvements thereon, or Seller Subsidiary Real Estate Collateral or improvements thereon, have in the past or presently contain underground storage tanks, asbestos-containing materials or materials or equipment containing polychlorinated biphenyls (“PCBs”), which in any event would reasonably be expected to have a material adverse effect on Seller. Seller and the Seller Subsidiaries have made available to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Seller and the Seller Subsidiaries pertaining to Hazardous Substances in, at, on, under, about, or affecting (or potentially affecting) any Seller Real Properties, or concerning compliance by Seller and the Seller Subsidiaries or any other person for whose conduct they are or may be held responsible, with Environmental Laws.

For purposes of this Agreement, (i) “Environmental Law” means all laws that relate to the protection of the environment, natural resources, or public health and safety, or relating to the production, generation, use, storage, treatment, processing, transportation, disposal or release of Hazardous Substances, including the regulations promulgated thereunder, in each case as of the date of this Agreement, and (ii) “Hazardous Substances” means (A) any hazardous substance as defined by any Environmental Law, (B) any petroleum or other petroleum product and (C) any other materials or substances listed or identified in, or regulated by, any Environmental Law.

(z)

Takeover Laws; No Poison Pill. Seller has taken all action permitted under Seller’s Code of Regulation and bylaws in order to exempt Buyer, the Merger, the Bank Merger, this Agreement, and the transactions contemplated hereby from, and Buyer, the Merger, the Bank Merger, this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws or regulations of any state (collectively, “Takeover Laws”) applicable to it, and any comparable provisions in the articles of incorporation or code of regulations (or comparable governing instruments) of Seller or Seller Sub. Neither Seller nor Seller Sub is party to any “Rights Agreement,” “Poison Pill” or similar anti-takeover agreement.

(aa)

Seller Information. True and complete copies of all documents listed in the Seller Disclosure Schedule have been made available or furnished to Buyer. Except for the minutes and actions related to the process leading to this Agreement (including regulatory or privileged information) and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in Seller’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of Seller and the Seller Subsidiaries, all of which have been made available to Buyer, are complete and correct in all material respects.

(bb)

Ownership of Buyer Shares. As of the date hereof, except as otherwise disclosed in Section 3.01(bb) of the Seller Disclosure Schedule, neither Seller nor, to the knowledge of Seller, any of its affiliates, (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Buyer Shares.

(cc)

Fairness Opinion. The Seller Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Seller’s Financial Advisor dated as of the date of such opinion and based upon and subject to the factors, assumptions and limitations set forth therein, to the effect that the Exchange Ratio is fair, from a financial point of view, to Seller’s shareholders.

(dd)

CRA Compliance. Neither Seller nor any Seller Subsidiary has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. As of the date hereof, Seller Sub’s most recent examination rating under the CRA was “satisfactory” or better. Seller knows of no fact or circumstance or set of facts or circumstances that would be reasonably expected to cause Seller or any Seller Subsidiary to receive any notice of non-compliance with such provisions of the CRA or cause the CRA rating of Seller or any Seller Subsidiary to decrease below the “satisfactory” level.

(ee)	Intellectual Property Rights; Data Processing.

(i)Seller and the Seller Subsidiaries own or possess all legal rights, or are licensed or otherwise have the right to use, all proprietary rights, including, without limitation, trademarks, trade names, service marks and copyrights, if any, that are material to the conduct of their existing businesses. Section 3.01(ee) of the Seller Disclosure Schedule sets forth all proprietary rights that are material to the conduct of business of Seller or the Seller Subsidiaries. Neither Seller nor any Seller Subsidiary is bound by or a party to any options, licenses or agreements of any kind with respect to any trademarks, service marks or trade names that it claims to own. Neither Seller nor any Seller Subsidiary has received any communications alleging that any of them has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or any other proprietary rights of any other person or entity.

(ii) The computer, information technology and data processing systems, facilities and services, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), used by Seller and each of the Seller Subsidiaries are reasonably sufficient for the conduct of the respective businesses of Seller and the Seller Subsidiaries as currently conducted. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of Seller and each of the Seller Subsidiaries as currently conducted. To Seller’s knowledge, no third party has gained unauthorized access to any Systems owned or controlled by Seller or any of the Seller Subsidiaries, and Seller and each of the Seller Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Seller and each of the Seller Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of Seller and each of the Seller Subsidiaries in all material respects.

(ff)

Privacy of Customer Information. Seller is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to Buyer pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 3.01(ff), “IIPI” shall include any information relating to an identified or identifiable natural person. Neither Seller nor the Seller Subsidiaries have any reason to believe that any facts or circumstances exist, which would cause the collection and use of such IIPI by Seller, the transfer of such IIPI to Buyer, and the use of such IIPI by Buyer as contemplated by this Agreement not to comply with all applicable privacy policies, the Fair Credit Reporting Act of 1970, as amended (the “Fair Credit Reporting Act”), the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”) and all other applicable state, federal and foreign privacy laws, and any contract or industry standard relating to privacy. Seller has taken commercially reasonable measures to ensure that all IIPI in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To Seller’s knowledge, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such IIPI by Seller, any Seller Subsidiaries or any other person.

(gg)

Bank Secrecy Act; Patriot Act; FCPA; Money Laundering. Except as set forth in Section 3.01(gg) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has any reason to believe that any facts or circumstances exist, which would cause Seller or the Seller Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act of 1970, as amended and its implementing regulations (31 C.F.R. Chapter X) (the “Bank Secrecy Act”), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and the regulations promulgated thereunder (the “Patriot Act”), the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), any regulations promulgated by the Consumer Financial Protection Bureau (“CFPB”) or any other applicable anti-money laundering law or regulation. Furthermore, the Board of Directors of Seller Sub has adopted and Seller Sub has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

(hh)

OFAC. Neither Seller nor Seller Sub is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Seller and Seller Sub have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Seller and to the knowledge of Seller Sub, no Subsidiary or affiliate of Seller or Seller Sub is engaging nor has any Subsidiary or affiliate of Seller or Seller Sub engaged in any dealings or transactions with, and no Subsidiary or affiliate of Seller or Seller Sub has been otherwise associated with, such persons or entities.

(ii)

Investment Management and Related Activities. Except as set forth in Section 3.01(ii) of the Seller Disclosure Schedule, none of Seller, any of the Seller Subsidiaries or Seller’s or the Seller Subsidiaries’ respective directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

(jj)

Vote Required. The only vote of the holders of any class or series of capital stock or other securities of Seller necessary to approve this Agreement or consummate the transactions contemplated hereby is the affirmative vote of the holders of at least two-thirds of the outstanding Seller Shares (the “Required Seller Vote”).

(kk)

Reorganization. The Seller has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ll)	No Other Representations or Warranties.

(i)

Except for the representations and warranties contained in this Article Three, none of Seller, Seller Sub, Seller’s Financial Advisor, attorneys or representatives, or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or Seller Sub, including any representation or warranty as to the accuracy or completeness of any information regarding Seller or Seller Sub furnished or made available to Buyer (including any information, documents or material made available to Buyer in the data room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Seller or Seller Sub or any representation or warranty arising from statute or otherwise in law.

(ii)

Seller and Seller Sub acknowledge and agree that they have relied solely upon their own independent investigation and counsel before deciding to enter into this Agreement and the Merger and that none of Buyer, Buyer Sub, Buyer’s Financial Advisor, attorneys or representatives, or any other person has made or is making any express or implied representation or warranty other than those contained in Article Four.

ARTICLE FOUR

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER SUB

4.01. Representations and Warranties of Buyer and Buyer Sub

Except as set forth on the Buyer Disclosure Schedule (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates, provided that any fact, item, contract, agreement, document or instrument listed or described, and any information disclosed, in any Section or Subsection thereof shall be deemed listed, described, and disclosed in all other applicable Sections and Subsections even though not expressly set forth in such other Section(s) or subsections(s)), Buyer and Buyer Sub hereby jointly and severally warrant and represent to Seller and Seller Sub that:

(a)	Corporate Status.

(i) Buyer (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia, (b) a bank holding company registered under the BHC Act, (c) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (d) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Buyer. True and complete copies of the articles of incorporation and bylaws (or comparable governing instruments) of Buyer, in each case as amended to the date of this Agreement, have been (a) made available by Buyer to Seller and (b) filed as exhibits to one or more Buyer Filed SEC Documents.

(ii) Set forth in Section 4.01(a)(ii) of the Buyer Disclosure Schedule is a complete list of each Subsidiary of each of Buyer and Buyer Sub (each, a “Buyer Subsidiary” and collectively, the “Buyer Subsidiaries”).

(iii) Buyer Sub (a) is a banking corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia, (b) is regulated by the West Virginia Division of Financial Institutions (the “WVDFI”) and the Federal Reserve, (c) is a member in good standing of the Federal Home Loan Bank of Pittsburgh, (d) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (e) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Buyer or Buyer Sub. The deposit accounts of Buyer Sub are insured by the FDIC to the fullest extent permitted by applicable law.

(iv) Each of the Buyer Subsidiaries other than Buyer Sub (a) has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization, (b) has full power and authority, corporate or otherwise, to own its property and to carry on its business as presently conducted, and (c) is duly qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect on Buyer or Buyer Sub.

(b)

Corporate Authority. All corporate actions of Buyer and Buyer Sub necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case by Buyer and Buyer Sub, as applicable, have been duly and validly taken, except for the approval of this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger by the Required Buyer Vote and subject, in the case of the consummation of the Merger and the Bank Merger, to the filing and recordation of the Ohio Articles of Merger for the Merger, the Ohio Articles of Merger for the Bank Merger, the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger, each as required by the OGCL and the WVBCA, as applicable. The Board of Directors of Buyer (the “Buyer Board”) has duly adopted resolutions (i) approving this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Buyer and Buyer’s shareholders that Buyer enter into this Agreement and consummate the Merger, the Bank Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger be submitted to a vote at a meeting of Buyer’s shareholders to be held as promptly as practicable and (iv) recommending that Buyer’s shareholders approve this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger in accordance with the provisions of Section 7.06(g) hereof. The Board of Directors of Buyer Sub has, by unanimous vote of the directors of Buyer Sub, duly adopted resolutions (i) approving this Agreement, the Bank Merger and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of Buyer Sub and its sole shareholder that Buyer Sub enter into this Agreement and consummate the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted for approval by Buyer Sub’s sole shareholder as promptly as practicable and (iv) recommending that Buyer Sub’s sole shareholder approve this Agreement. The Buyer Board has approved and directed that Buyer, as the sole shareholder of Buyer Sub, provide its written consent for its approval of this Agreement and the Bank Merger.

(c)	Capitalization of Buyer.

(i)

As of the date of this Agreement, the authorized capital stock of Buyer consists of (A) 100,000,000 Buyer Shares, of which 59,583,710 Buyer Shares were issued and outstanding, and (B) 1,000,000 preferred shares, no par value per share, of which 150,000 shares were outstanding. As of the date of this Agreement, 8,497,596 Buyer Shares were held in Buyer’s treasury. All outstanding Buyer Shares have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any person. All issued Buyer Shares have been issued in compliance in all material respects with all applicable federal and state securities laws.

(ii)

As of the date of this Agreement, except for this Agreement and equity awards in respect of Buyer Shares granted under Buyer’s stock compensation and stock based incentive plans (the “Buyer Stock Plans”), there are no options, warrants, calls, rights, commitments or agreements of any character to which Buyer is a party or by which it is bound obligating Buyer to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Buyer Shares or obligating Buyer to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. As of the date of this Agreement, there are no outstanding contractual obligations of Buyer to repurchase, redeem or otherwise acquire any Buyer Shares except for such obligations arising under the Buyer Stock Plans.

(iii)

Except as disclosed in Section 4.01(c)(iii) of the Buyer Disclosure Schedule, since December 31, 2023, Buyer has not (A) issued or permitted to be issued any Buyer Shares, or securities exercisable for or convertible into Buyer Shares, other than in connection with equity awards in respect of Buyer Shares, in each case granted prior to the date hereof under the Buyer Stock Plans; (B) repurchased, redeemed or otherwise acquired, directly or indirectly, through any Buyer Subsidiary or otherwise, any Buyer Shares; or (C) declared, set aside, made or paid to the shareholders of Buyer dividends or other distributions on the outstanding Buyer Shares.

(iv)

Except as disclosed in Section 4.01(c)(iv) of the Buyer Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Buyer or Buyer Sub are issued or outstanding. No bonds, debentures, notes or other indebtedness of Buyer having the right to vote on any matters on which Buyer’s shareholders may vote are issued or outstanding. All outstanding bonds, debentures, notes, trust preferred securities or other similar obligations of Buyer and Buyer Sub were issued in compliance in all material respects with all applicable laws, rules and regulations.

(v)

The Buyer Shares to be issued in exchange for Seller Shares in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, will not be subject to any preemptive or other statutory right of Buyer shareholders and will be issued in compliance with applicable United States federal and state securities laws.

(d)

Authorized and Effective Agreement. This Agreement has been duly executed and delivered by Buyer and Buyer Sub, and assuming the due authorization, execution and delivery by Seller and Seller Sub, constitutes the legal, valid and binding obligation of Buyer and Buyer Sub, enforceable against Buyer and Buyer Sub in accordance with its terms, except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing. Each of Buyer and Buyer Sub has the right, power, authority and capacity to execute and deliver this Agreement and, subject to obtaining the Required Buyer Vote, the obtaining of appropriate approvals, consents or waivers by Regulatory Authorities and Governmental Authorities, the expiration of applicable regulatory waiting periods and required filings under Federal and state securities laws, to perform its obligations under this Agreement.

(e)

No Conflict. Except as disclosed in Section 4.01(e) of the Buyer Disclosure Schedule and subject to the required approval of this Agreement by the Required Seller Vote and approval of this Agreement and the issuance of the Buyer Shares under this Agreement by the Required Buyer Vote, the receipt of the required approvals or consents of Regulatory Authorities and Governmental Authorities, or the provision of any notice required thereto, the expiration of applicable regulatory waiting periods and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated by this Agreement by Buyer and Buyer Sub do not and will not (i) conflict with, or result in a violation of, or result in the breach of or a default (or which with notice or lapse of time would result in a default) under, any provision of: (A) any federal, state or local law, regulation, ordinance, order, rule or administrative ruling of any Governmental Authority applicable to Buyer or Buyer Sub or any of their respective properties; (B) the articles of incorporation or bylaws of Buyer or Buyer Sub; (C) any material agreement, indenture or instrument to which Buyer or Buyer Sub is a party or by which it or their properties or assets may be bound; or (D) any order, judgment, writ, injunction or decree of any court, arbitration panel or any Governmental Authority applicable to Buyer or Buyer Sub, other than, in the case of clauses (A), (C) and (D), any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not have a material adverse effect on Buyer; (ii) result in the creation or acceleration of any security interest, mortgage, option, claim, lien, charge or encumbrance upon or interest in any property of Buyer or Buyer Subsidiaries, other than such security interests, mortgages, options, claims, liens, charges or encumbrances that, individually or in the aggregate, would not have a material adverse effect on Buyer; or (iii) violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any material license, approval, certificate, permit or authorization held by Buyer or any of the Buyer Subsidiaries, other than such violations, cancellations, modifications, revocations or suspensions that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer.

(f)	SEC Filings; Sarbanes Oxley.

(i)

Buyer and the Buyer Subsidiaries have filed or furnished all reports, registration statements, proxy statements and information statements required to be filed by Buyer or any of the Buyer Subsidiaries subsequent to December 31, 2020 under the Securities Act or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act with the SEC (together with all information incorporated therein by reference, the “Buyer SEC Documents”), except for any reports, registration statements, proxy statements or information statements that the failure to file would not have a material adverse effect on Buyer. All such filings, at the time of filing, complied in all material respects as to form and included all exhibits required to be filed under the applicable rules of the SEC. None of such documents, as subsequently supplemented or amended prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)

The records, systems, controls, data and information of Buyer and the Buyer Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or the Buyer Subsidiaries or their accountants, attorneys, or transfer agents (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Buyer. Buyer (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that information relating to Buyer, including its consolidated Subsidiaries, that it is required to disclose in the reports that it files or submits under the Exchange Act is made known to the Buyer’s management, including its principal executive officer and the principal financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, and (B) Buyer’s principal executive officer and/or principal financial officer have disclosed, based on their most recent evaluation of Buyer’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) prior to the date hereof, to Buyer’s outside auditors and the audit committee of the Buyer Board (1) any significant deficiencies and material weaknesses in the design or operation of Buyer’s internal control over financial reporting that are reasonably expected to adversely affect Buyer’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting. Each of the principal executive officer and the principal financial officer of Buyer (or each former principal executive officer and each former principal financial officer of Buyer, as applicable) has made all certifications required by Rule 13a-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the applicable Buyer SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. Neither Buyer nor any of the Buyer Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Buyer or any of the Buyer Subsidiaries. Buyer is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer. As of the date hereof, Buyer does not have any reason to believe that Buyer’s principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to Rule 13a-14 promulgated under the Exchange Act when next due.

(iii)

Since December 31, 2020, (A) through the date hereof, neither Buyer nor any of the Buyer Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of the Buyer Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of the Buyer Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Buyer or any of the Buyer Subsidiaries, whether or not employed by Buyer or any of the Buyer Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to the Buyer Board or any committee thereof or to any director or officer of Buyer.

(iv)

During the periods covered by the Buyer Financial Statements with respect to periods ended prior to the date of this Agreement, the independent registered public accounting firm engaged to express its opinion with respect to the financial statements included in the Buyer SEC Documents is, and has been throughout the periods covered thereby “independent” within the meaning of Rule 2-01 of Regulation S-X. Ernst & Young LLP has not resigned or been dismissed as a result of or in connection with any disagreement with Buyer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(g)

Financial Statements of Buyer. Buyer has furnished to Seller consolidated financial statements of Buyer consisting of the consolidated balance sheets as of December 31, 2023 and December 31, 2022 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years ended December 31, 2023 (the “Buyer Balance Sheet Date”), including accompanying notes and the report thereon of Ernst & Young LLP dated February 26, 2024, as included in Buyer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2023, and the unaudited consolidated balance sheets as of March 31, 2024 and the related consolidated statements of income, shareholders’ equity and cash flows for the three months then ended, as reported in

Buyer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (collectively, all of such consolidated financial statements are referred to as the “Buyer Financial Statements”). The Buyer Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Buyer and the Buyer Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(h)

Takeover Laws. Buyer has taken all action permitted under Buyer’s Articles of Incorporation and Bylaws in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws or regulations of any state applicable to it.

(i)

Brokers, Finders and Others. Except for the fees paid or payable to Raymond James & Associates, Inc., Buyer’s financial advisor (“Buyer’s Financial Advisor”), there are no fees or commissions of any sort whatsoever claimed by, or payable by Buyer or Buyer Sub to, any broker, finder, intermediary or any other similar person in connection with effecting this Agreement or the transactions contemplated hereby, except for ordinary and customary legal and accounting fees.

(j)

Fairness Opinion. The Buyer Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated as of the same date) of Buyer’s Financial Advisor dated as of the date of such opinion and based upon and subject to the factors, assumptions and limitations set forth therein, to the effect that the Merger Consideration is fair, from a financial point of view, to Buyer.

(k)

Governmental and Third-Party Proceedings. No consent, approval, authorization of, or registration, declaration or filing with, any court, Governmental Authority or any other third party is required to be made or obtained by Buyer or the Buyer Subsidiaries in connection with the execution, delivery or performance by Buyer or Buyer Sub of this Agreement or the consummation by Buyer or Buyer Sub of the transactions contemplated hereby, except for: (A) filings of applications and notices, as applicable, with, and the approval of, certain federal and state banking authorities, (B) the filing of the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger with the West Virginia Secretary of State and the filing of the Ohio Articles of Merger for the Merger and the Ohio Articles of Merger for the Bank Merger with the Ohio Secretary of State pursuant to the WVBCA and the OGCL, respectively, (C) the approval of this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger by Buyer’s shareholders and the adoption of this Agreement by the shareholders of Seller, (D) the filing with the SEC of the Joint Proxy Statement/Prospectus and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (E) any filings required under the rules and regulations of Nasdaq, (F) any notice or filings under the HSR Act, (G) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not have a material adverse effect on Buyer, and (H) receipt of the approvals set forth in Section 7.07. As of the date hereof, Buyer does not have knowledge of any reason why the approvals set forth in Section 7.07 will not be received.

(l)

Absence of Undisclosed Liabilities. Except as set forth in the Buyer SEC Documents filed and publicly available prior to the date of this Agreement (the “Buyer Filed SEC Documents”) (including the financial statements included therein) or in Section 4.01(l) of the Buyer Disclosure Schedule and except as arising hereunder, Buyer and the Buyer Subsidiaries had no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) at the Buyer Balance Sheet Date, other than liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer. Except as set forth in the Buyer Filed SEC Documents or otherwise disclosed in Section 4.01(l) of the Buyer Disclosure Schedule, all debts, liabilities, guarantees and obligations of Buyer and the Buyer Subsidiaries incurred since the Buyer Balance Sheet Date have been incurred in the ordinary course of business and are usual and normal in amount, both individually and in the aggregate.

(m)

Absence of Changes. Except (i) as set forth in the Buyer Filed SEC Documents, (ii) as set forth in Section 4.01(m) of the Buyer Disclosure Schedule, or (iii) in the ordinary course of business consistent with past practice, since the Buyer Balance Sheet Date, there has not been any material adverse change in the business, operations, assets or financial condition of Buyer and the Buyer Subsidiaries taken as a whole, and, to the knowledge of Buyer, no fact or condition exists that would reasonably be expected to cause such a material adverse change in the future.

(n)

Loan Documentation. The Loan Documentation and Loan Assets included in the loan portfolio of the Buyer Subsidiaries is legally sufficient for the purposes intended thereby and creates enforceable rights of the Buyer Subsidiaries in accordance in all material respects with the terms of such Loan Documentation, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing, except for such insufficiencies as would not have a material adverse effect on Buyer. Except as set forth in Section 4.01(n) of the Buyer Disclosure Schedule, no debtor under any of the Loan Documentation has asserted as of the date hereof any claim or defense with respect to the subject matter thereof, which claim or defense, if determined adversely to Buyer, would have a material adverse effect on Buyer. All loans and extensions of credit that have been made by the Buyer Subsidiaries comply in all material respects with applicable regulatory limitations and procedures.

(o)	Loans; Nonperforming and Classified Assets.

(i)

To Buyer’s knowledge, except as would not reasonably be expected to have a material adverse effect on Buyer, each Loan on Buyer’s or Buyer Sub’s books and records, was made and has been serviced in accordance with Buyer’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests which have been perfected; and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Buyer has previously made available to Seller complete and correct copies of its and Buyer Sub’s lending policies. The deposit and loan agreements of Buyer and Buyer Sub comply in all material respects with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Buyer Financial Statements, as of their respective dates, is adequate under all regulatory requirements applicable to Buyer or Buyer Sub.

(ii)

Section 4.01(o) of the Buyer Disclosure Schedule discloses as of March 31, 2024 with respect to the Buyer and the Buyer Subsidiaries: (A) any Loan in the amount of $2,000,000 or more (“Buyer Loans”) under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the knowledge of Buyer, in default of any other provision thereof; (B) each Classified Loan of Buyer, the Buyer Subsidiaries or a Governmental Authority in the amount of $2,000,000 or more (“Buyer Classified Loans”); (C) a listing of the real estate owned, acquired by foreclosure or by deed in-lieu thereof, including the book value thereof; and (D) each Buyer Loan with any director, executive officer or five percent (5%) or greater shareholder of

Buyer, or to the knowledge of Buyer, any person controlling, controlled by or under common control with any of the foregoing. All Insider Transactions have been made by Buyer or any of the Buyer Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features.

(p)

Reports and Records. Buyer and the Buyer Subsidiaries have filed all reports and maintained all records required to be filed or maintained by them under the rules and regulations of the Federal Reserve, the FDIC and the WVDFI, except for such reports and records the failure to file or maintain would not have a material adverse effect on Buyer. All such documents and reports complied in all material respects with applicable requirements of law and rules and regulations in effect at the time such documents and reports were filed and contained in all material respects the information required to be stated therein, except for such documents and records the failure to comply with such laws, rules and regulations or contain such information would not reasonably be expected to have a material adverse effect on Buyer. None of such documents or reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such reports and documents which the failure to file in such fashion would not reasonably be expected to have a material adverse effect on Buyer. There is no material unresolved violation, criticism or exception by any Governmental Authority or Regulatory Authority with respect to any report or letter relating to any examinations of Buyer or any of the Buyer Subsidiaries.

(q)

Taxes. Except as set forth in Section 4.01(q) of the Buyer Disclosure Schedule, Buyer and the Buyer Subsidiaries have timely filed all material Tax Returns with respect to all material Taxes required to be filed with the appropriate tax authority through the date of this Agreement. Such Tax Returns are true, correct and complete in all material respects. Buyer and the Buyer Subsidiaries have paid and discharged all Taxes shown as due on such Tax Returns, other than such Taxes that are adequately reserved as shown on the Buyer Financial Statements or have arisen in the ordinary course of business since the Buyer Balance Sheet Date. Except as set forth in Section 4.01(q) of the Buyer Disclosure Schedule, neither the IRS nor any other taxing agency or authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of Buyer, is threatening to assert against Buyer or any Buyer Subsidiary any deficiency or claim for additional Taxes. There are no unexpired waivers by Buyer or any Buyer Subsidiary of any statute of limitations with respect to Taxes. The accruals and reserves for Taxes reflected in the Buyer Financial Statements are adequate in all material respects for the periods covered. Buyer and the Buyer Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all Taxes required by law to be withheld or collected, except for such failures to withhold or collect as would not reasonably be expected to have a material adverse effect on Buyer. There are no liens for Taxes upon the assets of Buyer or any Buyer Subsidiary, other than liens for current Taxes not yet due and payable and liens that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer. Neither Buyer nor any Buyer Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code. Except as set forth in the Buyer Filed SEC Documents or in Section 4.01(q) of the Buyer Disclosure Schedule, neither Buyer nor any Buyer Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code. Neither Buyer nor any Buyer Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Buyer is or was the common buyer corporation. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(r)

Legal Proceedings. Except as set forth in the Buyer Filed SEC Documents or Section 4.01(r) of the Buyer Disclosure Schedule, there are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Buyer and the Buyer Subsidiaries, threatened in any court, before any Governmental Authority or in any arbitration proceeding (i) against Buyer or any Buyer Subsidiary which, if adversely determined against Buyer or any Buyer Subsidiary, could have a material adverse effect on Buyer; or (ii) against or by Buyer or any Buyer Subsidiary which, if adversely determined against Buyer or any Buyer Subsidiary, could prevent the consummation of this Agreement or any of the transactions contemplated hereby or declare the same to be unlawful or cause the rescission thereof.

(s)

Regulatory Matters. Except as set forth in Section 4.01(s) of the Buyer Disclosure Schedule (to the extent permitted by applicable law), none of Buyer, the Buyer Subsidiaries and the respective properties of Buyer and the Buyer Subsidiaries is a party to or subject to any order, judgment, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authorities that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Buyer. Neither Buyer nor any Buyer Subsidiary has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, judgment, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Buyer. Buyer Sub is “well capitalized” (as that term is defined in 12 C.F.R. 325.103(b)(1))”.

(t)	Employee Benefit Plans.

(i)

Section 4.01(t)(i) of the Buyer Disclosure Schedule contains a complete and accurate list of all material bonus, incentive, deferred compensation, pension (including, without limitation, Buyer Pension Plans, as defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare (including, without limitation, “welfare plans” within the meaning of Section 3(1) of ERISA, fringe benefit plans, employment, change in control, retention or severance agreements, consulting agreements or arrangements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last two years) by (A) Buyer or any Buyer Subsidiary and in which any employee or former employee (the “Buyer Employees”), consultant or former consultant (the “Buyer Consultants”), officer or former officer (the “Buyer Officers”), or director or former director (the “Buyer Directors”) of Buyer or any Buyer Subsidiary participates or to which any such Buyer Employees, Buyer Consultants, Buyer Officers or Buyer Directors are parties or (B) any Buyer ERISA Affiliate (as defined below) (collectively, the “Buyer Compensation and Benefit Plans”). Notwithstanding the foregoing, the term “Buyer Compensation and Benefit Plans” shall not include plans, funds, programs, policies, practices or procedures that are maintained or funded either (A) by Buyer Employees, Buyer Consultants, Buyer Officers or Buyer Directors for their own benefit or for the benefit of their employees, such as individual retirement arrangements or plans described in Section 401(a) of the Code benefiting (or intended to benefit) themselves or persons who are not Buyer Employees or (B) by persons or entities who are not Buyer ERISA Affiliates (as defined below). Neither Buyer nor any Buyer Subsidiary has any commitment to create any additional Buyer Compensation and Benefit Plan or to modify or change any existing Buyer Compensation and Benefit Plan, except to the extent required by law and as otherwise contemplated by Section 6.02 of this Agreement.

(ii)

Except in a manner that would not reasonably be expected to have a material adverse effect on Buyer, each Buyer Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Buyer Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Buyer Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS and Buyer is not aware of any circumstances reasonably expected to result in revocation of any such favorable determination letter. Each Buyer Compensation and Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in material compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Buyer Compensation and Benefit Plan. There is no material pending or, to the knowledge of Buyer, threatened legal action, suit or claim relating to the Buyer Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Buyer nor any Buyer Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Buyer Compensation and Benefit Plan that would reasonably be expected to subject Buyer or any Buyer Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)

No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Buyer or any subsidiary of Buyer with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a “Buyer ERISA Affiliate Plan”) which is considered one employer with Buyer under Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (a “Buyer ERISA Affiliate”). None of Buyer, any Buyer Subsidiary or any Buyer ERISA Affiliate has contributed, or has been obligated to contribute, to a multi-employer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)) at any time since September 26,

1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Buyer Compensation and Benefit Plan or by any Buyer ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Buyer Pension Plan or Buyer ERISA Affiliate Plan and, to Buyer’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. There is no pending investigation or enforcement action by the PBGC, the DOL, the IRS or any other Governmental Authority with respect to any Buyer Compensation and Benefit Plan and to Buyer’s knowledge, no investigation or action is threatened or anticipated. Except as disclosed in Section 4.01(s)(iii) of the Buyer Disclosure Schedule, under each Buyer Pension Plan and Buyer ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Buyer Pension Plan or Buyer ERISA Affiliate Plan), did not exceed the then current value of the assets of such Buyer Pension Plan or Buyer ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Buyer Pension Plan or Buyer ERISA Affiliate Plan nor any amendment or other change to such Buyer Pension Plan or Buyer ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result and that, individually or in the aggregate, would have a material adverse effect on Buyer.

(iv)

All contributions required to be made under the terms of any Buyer Compensation and Benefit Plan or Buyer ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Buyer or any Buyer Subsidiary is a party have been timely made or have been reflected on the Buyer Financial Statements. Neither any Buyer Pension Plan nor any Buyer ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Buyer Pension Plan and each Buyer ERISA Affiliate Plan have been made on or before their due dates. None of Buyer, any Buyer Subsidiary nor any Buyer ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Buyer Pension Plan or to any Buyer ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA that, individually or in the aggregate, would have a material adverse effect on Buyer.

(v)

Except as disclosed in Section 4.01(t)(v) of the Buyer Disclosure Schedule, neither Buyer nor any Buyer Subsidiary has any obligations to provide retiree health and life insurance or other retiree death benefits under any Buyer Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.

(vi)	Buyer and the Buyer Subsidiaries do not maintain any foreign Buyer Compensation and Benefit Plans.

(vii)

With respect to each material Buyer Compensation and Benefit Plan, if applicable, Buyer has provided or made available to Seller, true and complete copies of the existing: (A) Buyer Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) forms filed with the PBGC within the past year (other than for premium payments); (F) most recent determination letter issued by the IRS; and (G) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.

(viii)

Except as disclosed on Section 4.01(t)(viii) of the Buyer Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), reasonably be expected to (A) entitle any Buyer Employee, Buyer Consultant or Buyer Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Buyer Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Buyer Compensation and Benefit Plan.

(u)

Compliance with Laws. Except with respect to Environmental Laws, Taxes, and Buyer Compensation and Benefit Plans, which are the subject of Sections 4.01(w), 4.01(q) and 4.01(t), respectively, each of Buyer and the Buyer Subsidiaries:

(i)

has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business, including, without limitation, the Corporate Transparency Act, Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Military Lending Act, the Servicemembers Civil Relief Act, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for failures to be in compliance which, individually or in the aggregate, have not had or would not have a material adverse effect on Buyer;

(ii)

has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, including licensing of mortgage lenders and originators, except where the failure to obtain any of the foregoing or to make any such filing, application or registration has not had or would not have a material adverse effect on Buyer; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and to Buyer’s knowledge, no suspension or cancellation of any of them has been threatened in writing, except where such failure to have such permits, licenses, certificates of authority, orders and approvals in full force and effect, individually or in the aggregate, has not had or would not have a material adverse effect on Buyer;

(iii)

has received no written notification or communication from any Governmental Authority since December 31, 2020, (A) asserting that Buyer or any Buyer Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, except for failures to be in compliance that, individually or in the aggregate, would not have a material adverse effect on Buyer, or (B) threatening to revoke any license, franchise, permit or governmental authorization, which revocations, individually or in the aggregate, would have a material adverse effect on Buyer, which has not been resolved to the satisfaction of the Governmental Authority which sent such notification or communication. There is no event that has occurred that, to the knowledge of Buyer, would reasonably be expected to result in the revocation of any such license, franchise, permit or governmental authorization and that would have a material adverse effect on Buyer; and

(iv)

Buyer and the Buyer Subsidiaries have been and are in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and (B) the applicable listing and corporate governance rules and regulations of the Nasdaq, except where such non-compliance would not have a material adverse effect on Buyer.

(v)

Contracts. There are no contract, agreement, commitment or arrangement of any kind to which Buyer is a party or by which Buyer is bound that is required to be filed as an exhibit to any Buyer Filed SEC Document under the Exchange Act and the rules and regulations promulgated thereunder that has not been so filed. Neither Buyer nor any Buyer Subsidiary, nor, to the knowledge of Buyer, any other party thereto, is in default under any contract, agreement, commitment, arrangement or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected in any way, or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute a default except, in each case, for defaults that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer.

(w)

Environmental Matters. Except as otherwise disclosed in Section 4.01(w) of the Buyer Disclosure Schedule: (i) Buyer and the Buyer Subsidiaries, to their knowledge, are and have been at all times in compliance in all material respects with all applicable Environmental Laws and, to the knowledge of Buyer, neither Buyer nor any Buyer Subsidiary has engaged in any activity in violation of any applicable Environmental Law, except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer; (ii)(A) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Buyer, have been threatened in connection with any of Buyer’s or any Buyer Subsidiary’s activities and any Buyer Real Properties or improvements thereon with respect to compliance with applicable Environmental Laws, and (B) to the knowledge of Buyer, no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or threatened with respect to compliance with Environmental Laws in connection with any real properties in respect of which any Buyer Subsidiary has foreclosed or holds a mortgage or mortgages (hereinafter referred to as the “Buyer Subsidiary Real Estate Collateral”); (iii) no claims are pending or, to the knowledge of Buyer, threatened by any third party against Buyer, any Buyer Subsidiary or with respect to the Buyer Real Properties or improvements thereon, or, to the knowledge of Buyer, the Buyer Subsidiary Real Estate Collateral or improvements thereon, relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance (which have not been resolved to the satisfaction of the involved parties and which have had or are reasonably expected to have a material adverse effect on Buyer or any Buyer Subsidiary); (iv) to the knowledge of Buyer, no Hazardous Substances have been integrated into the Buyer Real Properties or improvements thereon or any component thereof, or the Buyer Subsidiary Real Estate Collateral or improvements thereon or any component thereof, in such manner or quantity as may reasonably be expected to pose a threat to human health or the value of the real property and improvements, except for threats that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; and (v) neither Buyer nor any Buyer Subsidiary has knowledge that (A) any of the Buyer Real Properties or improvements thereon, or the Buyer Subsidiary Real Estate Collateral or improvements thereon, has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, (B) any of the business operations of Buyer or any Buyer Subsidiary have contaminated lands, waters or other property of others with Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, or (C) any of the Buyer Real Properties or improvements thereon, or the Buyer Subsidiary Real Estate Collateral or improvements thereon, have in the past or presently contain underground storage tanks, asbestos-containing materials or PCB-containing materials or equipment, which in any event would reasonably be expected to have a material adverse effect on Buyer.

(x)

Buyer Information. True and complete copies of all documents listed in the Buyer Disclosure Schedule have been made available or furnished to Seller. The books of account, stock record books and other financial and corporate records of Buyer and the Buyer Subsidiaries, all of which have been made available to Seller, are complete and correct in all material respects.

(y)

CRA Compliance. Neither Buyer nor any Buyer Subsidiary has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. As of the date hereof, Buyer Sub received a CRA rating of “satisfactory” or better from the FDIC in its most recent examination. Buyer knows of no fact or circumstance or set of facts or circumstances that would be reasonably expected to cause Buyer or any Buyer Subsidiary to receive any notice of non-compliance with such provisions or cause the CRA rating of Buyer or any Buyer Subsidiary to decrease below the “satisfactory” level.

(z)

Ownership of Seller Shares. As of the date hereof, except as otherwise disclosed in Section 4.01(z) of the Buyer Disclosure Schedule, neither Buyer nor, to the knowledge of Buyer, any of its affiliates (as such term is defined under the Exchange Act), (i) beneficially owns, directly or indirectly, any Seller Shares, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Seller Shares.

(aa)

Data Processing. The Systems used by Buyer and each of the Buyer Subsidiaries are reasonably sufficient for the conduct of the respective businesses of Buyer and the Buyer Subsidiaries as currently conducted and (ii) the Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of Buyer and each of the Buyer Subsidiaries as currently conducted. To Buyer’s knowledge, no third party has gained unauthorized access to any Systems owned or controlled by Buyer or any of the Buyer Subsidiaries, and Buyer and each of the Buyer Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Buyer and each of the Buyer Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of Buyer and each of the Buyer Subsidiaries in all material respects.

(bb)

Bank Secrecy Act; Patriot Act; Money Laundering. Neither Buyer nor any Buyer Subsidiary has any reason to believe that any facts or circumstances exist that would cause Buyer or the Buyer Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, the FCPA, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, any regulations promulgated by the CFPB or any other applicable anti-money laundering law or regulation. Furthermore, the Board of Directors of Buyer Sub has adopted and Buyer Sub has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

(cc)

Investment Management and Related Activities. Except as set forth on Schedule 4.01(cc) of the Buyer Disclosure Schedule, none of Buyer, any of the Buyer Subsidiaries or Buyer’s or the Buyer Subsidiaries’ respective directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

(dd)

Adequate Shares; No Financing Required. As of the date hereof, Buyer has sufficient authorized but unissued Buyer Shares to issue the aggregate number of Buyer Shares to be issued in the Merger. Buyer has the aggregate or readily available financing to fund any cash consideration to be paid in the Merger.

(ee)

Property and Title. Buyer and Buyer Subsidiaries own, and are in rightful possession of, and have good title to, all of the material real property and other material assets used by Buyer or any Buyer Subsidiary in the conduct of their respective businesses (except for such assets that are leased by Buyer or any Buyer Subsidiary), free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever except for (i) those described in Section 4.01(dd) of the Buyer Disclosure Schedule, (ii) those assets disposed of in the ordinary course of business consistent with past practices, (iii) such as are no longer used or useful in the conduct of its businesses and (iv) defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Buyer. The assets of Buyer and the Buyer Subsidiaries, taken as a whole, are adequate to continue to conduct the businesses of Buyer and the Buyer Subsidiaries as such businesses are presently being conducted. To Buyer’s knowledge, there are no applicable laws, conditions of record, or other impediments that materially interfere with the intended use by Buyer or the Buyer Subsidiaries of any of the material real properties owned or leased by Buyer or any Buyer Subsidiary and used in the business of Buyer and any Buyer Subsidiary.

(ff)

Insurance. Buyer and the Buyer Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Buyer reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect, Buyer and the Buyer Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion, except with respect to such policies and claims, the failure to maintain or file would not reasonably be expected to have a material adverse effect on Buyer.

(gg)

OFAC. Neither Buyer nor Buyer Sub is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Buyer and Buyer Sub have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Buyer and to the knowledge of Buyer Sub, no Subsidiary or affiliate of Buyer or Buyer Sub is engaging nor has any Subsidiary or affiliate of Buyer or Buyer Sub engaged in any dealings or transactions with, and no Subsidiary or affiliate of Buyer or Buyer Sub has been otherwise associated with, such persons or entities.

(hh)

Reorganization. Buyer has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ii)

Vote Required. The only vote of the holders of any class or series of capital stock or other securities of the Buyer necessary to approve this Agreement and the issuance of Buyer Shares in accordance with this Agreement in connection with the Merger or consummate the other transactions contemplated hereby is the affirmative vote of at least a majority of the votes cast at the Buyer Meeting, if a quorum exists (the “Required Buyer Vote”).

(jj)	No Other Representations or Warranties.

(i)

Except for the representations and warranties contained in this Article Four, none of Buyer, Buyer Sub, Buyer’s Financial Advisor, attorneys or representatives, or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer or Buyer Sub, including any representation or warranty as to the accuracy or completeness of any information regarding Buyer or Buyer Sub furnished or made available to Seller (including any information, documents or material made available to Seller in the data room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Buyer or Buyer Sub or any representation or warranty arising from statute or otherwise in law.

(ii)

Buyer and Buyer Sub acknowledge and agree that they have relied solely upon their own independent investigation and counsel before deciding to enter into this Agreement and the Merger and that none of Seller, Seller Sub, Seller’s Financial Advisor, attorneys or representatives, or any other person has made or is making any express or implied representation or warranty other than those contained in Article Three.

ARTICLE FIVE

FURTHER COVENANTS OF SELLER

5.01. Operation of Business

Seller and Seller Sub covenant to Buyer that, throughout the period from the date of this Agreement to and including the Closing, except as expressly contemplated or permitted by this Agreement, as may be required by applicable law or regulation, as set forth in Section 5.01 of the Seller Disclosure Schedule or to the extent that Buyer shall otherwise consent in writing (which consent, in the case of Section 5.01(b), (f) and (g) shall not be unreasonably withheld, conditioned or delayed):

(a)

Conduct of Business. Seller’s business, and the business of the Seller Subsidiaries, will be conducted only in the ordinary and usual course consistent with past practice. Seller shall not, and shall cause the Seller Subsidiaries not to, take any action that would be inconsistent with any representation or warranty of Seller set forth in this Agreement or that would cause a breach of any such representation or warranty if made at or immediately following such action, subject to such exceptions as do not, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer or on the Surviving Corporation following the Effective Time.

(b)	Changes in Business and Capital Structure. Seller will not, and will cause the Seller Subsidiaries not to:

(i)

sell, transfer, mortgage, pledge or subject to any lien or otherwise encumber any of the assets of Seller or the Seller Subsidiaries, tangible or intangible, which are material, individually or in the aggregate, to Seller except for (A) internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval, (B) securitization activities in the ordinary course of business, (C) the sale of loans, securities, loan participations and real estate owned in the ordinary course of business, (D) pledging assets in connection with advances or borrowings in the ordinary course of business and consistent with past practice in amount and frequency, and (E) other dispositions of assets, including subsidiaries, if the fair market value of the total consideration received therefrom does not exceed in the aggregate, $1,000,000;

(ii)	make any capital expenditure or capital additions or betterments which exceed $250,000 individually or $1,000,000 in the aggregate;

(iii)

become bound by, enter into, or perform any material contract, commitment or transaction which, if so entered into, would be reasonably expected to (A) have a material adverse effect on Seller, (B) impair in any material respect the ability of Seller to perform its obligations under this Agreement or (C) prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(iv)

declare, pay or set aside for payment any dividends or make any distributions on its capital shares issued and outstanding other than (A) Quarterly Dividends in respect of each fiscal quarter ending on or after June 30, 2024 in an amount not to exceed $0.31 per Seller Share, (B) dividends from any Seller Subsidiary to Seller and (C) in connection with and as required by the terms of any trust preferred securities issued by a Seller Subsidiary;

(v)

purchase, redeem, retire or otherwise acquire any of its capital shares other than pursuant to rights of repurchase granted to Seller, or in settlement of any withholding election or obligation in connection with any Seller Stock Plan;

(vi)

issue or grant any option or right to acquire any of its capital shares or effect, directly or indirectly, any share split or share dividend, recapitalization, combination, exchange of shares, readjustment or other reclassification;

(vii)	amend or propose to amend its articles of incorporation or code of regulations (or comparable governing instruments) except as otherwise expressly contemplated by this Agreement;

(viii)	merge or consolidate with any other person or otherwise reorganize, except for the Merger and the Bank Merger;

(ix)

acquire all or any portion of the assets, business, deposits or properties of any other entity other than (A) by way of foreclosures, (B) acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice and (C) internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval;

(x)

enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit-sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any Seller Director, Seller Officer or Seller Employee, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder; provided, however, that Seller may take such actions in order to satisfy either applicable law or contractual obligations, including those arising under its benefit plans, existing as of the date hereof or regular annual renewals of insurance contracts;

(xi)

announce or pay any general wage or salary increase or bonus, other than normal wage or salary increases not to exceed 3.5% in the aggregate for Seller Employee salaries and year-end bonuses substantially consistent with past practices, or enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any Seller Officer, Seller Director or Seller Employee, except, in each case, for retention agreements entered into with the prior written consent of Buyer to retain or fill positions that would reasonably be expected to present a risk to Seller if the position becomes or remains vacant, changes that are required by applicable law or to satisfy contractual obligations existing as of the date hereof and disclosed in the Seller Disclosure Schedule;

(xii)

incur any long-term indebtedness for money borrowed, guarantee any such long-term indebtedness or issue or sell any long-term debt securities, other than (A) in replacement of existing or maturing debt, (B) indebtedness of any subsidiary of Seller to Seller or another subsidiary of Seller, or (C) in the ordinary course of business consistent with past practice;

(xiii)	implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or by any Governmental Authority;

(xiv)

materially change its existing deposit policy or incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days, other than in the ordinary course of business;

(xv)	sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any Regulatory Authority;

(xvi)

change any of its commercial or consumer loan policies in any material respect, including credit underwriting criteria, or make any material exceptions thereto, unless so required by applicable law or any Governmental Authority;

(xvii)	purchase mortgage loan servicing rights and, other than in the ordinary course of business consistent with past practice, sell any mortgage loan servicing rights;

(xviii)	originate any new mortgages or other loans in the States of California, New York or Texas or the Commonwealth of Massachusetts;

(xvix)

commence or settle any material claim, action or proceeding, except settlements involving only monetary remedies in amounts, in the aggregate, that are not material to Seller and the Seller Subsidiaries;

(xx)

adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or reorganization;

(xxi)

Unless so required by applicable law or any Governmental Authority, make or change any material Tax election, file any amended Tax Return, fail to timely file any Tax Return, enter into any closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, , or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xxii)

(A) knowingly take any action that would, or would be reasonably expected to, prevent or impede the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (B) knowingly take any action that is intended or is reasonably expected to result in (1) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (2) any of the conditions to the Merger set forth in Article Eight not being satisfied, or (3) a material violation of any provision of this Agreement; or

(xxiii)	enter into any agreement to do any of the foregoing.

(c)

Maintenance of Property. Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to maintain and keep their respective properties and facilities in their present condition and working order, ordinary wear and tear excepted, except with respect to such properties and facilities, the loss of which would not have a material adverse effect on Seller.

(d)

Performance of Obligations. Seller shall, and shall cause the Seller Subsidiaries to, perform all of their respective obligations under all agreements relating to or affecting their respective properties, rights and businesses, except where nonperformance would not have a material adverse effect on Seller.

(e)

Maintenance of Business Organization. Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to maintain and preserve their respective business organizations intact, to retain present key Seller Employees and to maintain the respective relationships of customers, suppliers and others having business relationships with them.

(f)

Insurance. Seller shall, and shall cause the Seller Subsidiaries to, maintain insurance coverage with reputable insurers, which, in respect of the amounts, premiums, types and risks insured, were maintained by them at the Seller Balance Sheet Date, and upon the renewal or termination of such insurance, Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to renew or replace such insurance coverage with reputable insurers, in respect of amounts, premiums, types and risks insured that are, in the aggregate, not materially less favorable than those maintained by Seller and the Seller Subsidiaries at the Seller Balance Sheet Date.

(g)

Access to Information. Upon reasonable notice in advance and subject to applicable laws, for the purposes of verifying the representations and warranties of the Seller and Seller Sub and preparing for the matters contemplated by this Agreement (including the consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement and the operation of the combined businesses of Buyer, Buyer Sub, Seller and Seller Sub following the consummation of the Merger and the Bank Merger), Seller shall, and shall cause the Seller Subsidiaries to, afford to Buyer and to Buyer’s officers, employees, investment bankers, attorneys, accountants and other advisors and representatives reasonable and prompt access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all their respective properties, assets, books, contracts, commitments, directors, officers, employees, attorneys, accountants, auditors, other advisors and representatives and records and, during such period, Seller shall, and shall cause the Seller Subsidiaries to, make available to Buyer on a prompt basis (i) a copy of each report, schedule, form, statement and other document filed or received by it during such period pursuant to the requirements of domestic or foreign (whether national, federal, state, provincial, local or otherwise) laws and (ii) all other information concerning its business, properties and personnel as Buyer may reasonably request (including the financial and tax work papers of Crowe LLP); provided, however, that Buyer shall not unreasonably interfere with Seller’s business operations and customer relationships. Neither Seller nor the Seller Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would result in the loss of the attorney client privilege of Seller or the Seller Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

5.02. Notification

Between the date of this Agreement and the Closing Date, Seller shall promptly notify Buyer in writing if Seller becomes aware of any fact or condition that (a) causes or constitutes a breach in any material respect of any of Seller’s or Seller Sub’s representations and warranties or (b) would (except as expressly contemplated by this Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Seller Disclosure Schedule, Seller shall promptly deliver to Buyer a supplement to the Seller Disclosure Schedule specifying such change (“Updated Seller Disclosure Schedule”); provided, however, that the disclosure of such change in the Updated Seller Disclosure Schedule shall not be deemed to constitute a cure of any breach of any representation or warranty made pursuant to this Agreement unless consented to in writing by Buyer. During the same period, Seller shall promptly notify Buyer of (i) the occurrence of any breach in any material respect of any of Seller’s or Seller Sub’s covenants contained in this Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in this Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to Seller, to result in a material adverse effect with respect to Seller.

5.03. No Solicitation

(a) Seller shall not, shall cause Seller Sub and the respective officers, directors and employees not to, and shall use its reasonable best efforts to cause its investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of Seller and Seller Sub (collectively, the “Seller Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below); (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Seller or the Seller Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Seller is a party relating to an Acquisition Proposal; (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal; or (v) take any action to render the provisions of any Takeover Laws inapplicable to any person (other than Buyer or the Buyer Subsidiaries) or group in connection with any Acquisition Proposal. Any violation of the foregoing restrictions by any of the Seller Representatives, whether or not such Seller Representative is so authorized and whether or not such Seller Representative is purporting to act on behalf of Seller or otherwise, shall be deemed to be a breach of this Agreement by Seller. Seller and Seller Sub shall, and shall cause each of the Seller Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any person conducted heretofore with respect to any of the foregoing.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating or relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Seller or Seller Sub; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Seller or the Seller Subsidiaries representing, in the aggregate, twenty percent (20%) or more of the assets of Seller and the Seller Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty percent (20%) or more of the votes attached to the outstanding securities of Seller or the Seller Sub; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty percent (20%) or more of any class of equity securities of Seller or the Seller Sub; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding the provisions of Section 5.03(a), prior to the approval of this Agreement by the Seller’s shareholders by the Required Seller Vote, Seller and its Seller Representatives may take any of the actions described in clause (ii) of Section 5.03(a) if, but only if, (i) Seller has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.03; (ii) Seller’s Board of Directors (the “Seller Board”) determines in good faith, after consultation with and having considered the advice of its outside legal counsel, that failure to take such actions would be reasonably likely to result in Seller’s Board not acting in accordance with their fiduciary obligations under applicable Ohio law; (iii) Seller has provided Buyer with at least two (2) business days prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Seller or the Seller Subsidiaries or otherwise relating to an Acquisition Proposal, Seller receives from such person a confidentiality agreement with terms no less favorable to Seller than those contained in the confidentiality agreement between Seller and Buyer. Seller shall promptly provide to Buyer any non-public information regarding Seller or the Seller Subsidiaries provided to any other person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.

(c) Seller shall promptly (and in any event within twenty-four (24) hours) notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Seller or the Seller Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, such notice shall include copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree). Seller shall keep Buyer informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Seller Board nor any committee thereof shall (i) withdraw, withhold, qualify or modify, or propose to withdraw, withhold, qualify or modify, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger and the Bank Merger), the Seller Board Recommendation (as defined in Section 7.06(f)), or make any statement, filing or release, in connection with the Seller Meeting (as defined in Section 7.06(e)) or otherwise, inconsistent with the Seller Board Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Seller Board Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Seller or the Seller Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction or (B) requiring Seller to abandon, terminate or fail to consummate the Merger, the Bank Merger or any other transaction contemplated by this Agreement.

(e) Nothing contained in this Agreement shall prevent Seller or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

(f) Notwithstanding the provisions of Section 5.03(d), prior to the date of the Seller Meeting (as defined in Section 7.06(e)), the Seller Board may approve or recommend to the shareholders of Seller a Superior Proposal (as defined below) and withdraw, qualify or modify the Seller Board Recommendation in connection therewith (a “Seller Subsequent Determination”) after the third business day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from Seller advising Buyer that the Seller Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.03) constitutes a Superior Proposal (it being understood that Seller shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Seller proposes to accept) if, but only if, (i) the Seller Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel, that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable Ohio law, (ii) during the three (3) business day period after receipt of the Notice of Superior Proposal by Buyer, Seller and the Seller Board shall have cooperated and negotiated in good faith with Buyer and give due consideration to such adjustments, modifications or amendments to the terms and conditions of this Agreement as may be proposed by Buyer in making a determination whether Seller will proceed with the Seller Board Recommendation without a Seller Subsequent Determination; provided, however, that neither Buyer nor Seller shall have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of such three (3) business day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Seller Board has again in good faith made the determination (A) in clause (i) of this Section 5.03(f) and (B) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the changing, qualifying or modifying of the Seller Board Recommendation or the making of a Seller Subsequent Determination by the Seller Board shall not change the approval of the Seller Board for purposes of causing any Takeover Laws to be inapplicable to this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger and the Bank Merger.

For purposes of this Agreement, “Superior Proposal” shall mean any unsolicited, bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Seller Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and Seller’s Financial Advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Seller common stock or all, or substantially all, of the assets of Seller and the Seller Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the Seller Shares that is more favorable, from a financial point of view, than the consideration to be paid to Seller’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing, and (B) is, in light of the other terms of such proposal, more favorable to Seller’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

5.04. Delivery of Information

Seller shall furnish to Buyer promptly after such documents are available: (a) all reports, proxy statements or other communications by Seller to its shareholders generally; and (b) all press releases relating to any transactions.

5.05. Takeover Laws

None of Seller, Seller Sub or their respective boards of directors shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Voting Agreements, the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement. Seller shall take all necessary steps to (a) exempt (or cause the continued exemption of) this Agreement, the Voting Agreements, the Merger and the Bank Merger from the requirements of any Takeover Law applicable to it and comparable provisions in the articles of incorporation or code of regulations (or comparable governing instruments) of Seller or Seller Sub, and (b) assist in any challenge by Buyer to the validity, or applicability to the Merger or the Bank Merger, of any Takeover Law.

5.06. No Control

Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller or the Seller Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Seller and Buyer shall exercise, consistent with the terms of this Agreement, complete control and supervision over its and its subsidiaries respective operations.

5.07. Exchange Listing

Seller shall take all necessary actions, and Buyer shall provide reasonable cooperation in connection with same, in order to effect the delisting of the Seller Shares from the Nasdaq Global Select Market and the termination of Seller’s registration under the Exchange Act effective contemporaneously with the Effective Time.

5.08. Section 16

Prior to the Effective Time, Seller Board (or an appropriate committee thereof) shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any disposition of equity securities of Seller (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of Seller who is subject to Section 16 of the Exchange Act.

5.09. Seller Classified Loans

(a) Seller shall promptly (i) after the end of each quarter after the date hereof, (ii) at other times after reasonably requested by Buyer and (iii) upon Closing, provide Buyer with a complete and accurate list, including the amount, of all Loans of Seller and its Subsidiaries subject to each type of classification of the Classified Loans.

(b) Prior to the Effective Time, Seller shall cooperate with Buyer to evaluate the potential sale of selected classified loans on terms reasonably satisfactory to Buyer and Seller; provided, however, contracts for any such sale shall be contingent upon the occurrence of the Closing and may be effective as of immediately after the Effective Time. Nothing herein shall require any such sale prior to the Effective Time if Seller reasonably determines any such sale to be contrary to the best interests of Seller or safe and sound banking practice; provided, further, that nothing in this Section 5.09 shall give Buyer a controlling influence over the management or policies of Seller or any of the Seller Subsidiaries prior to the Effective Time. Buyer shall indemnify the Seller and the Seller Subsidiaries for any losses, fees, expenses, and charges incurred by Seller in connection therewith if the Merger is not consummated in accordance with the terms of this Agreement.

5.10. 401(k) Plan Matters; Other Benefit Plan Matters

(a) 401(k) Plan Matters. Prior to the Effective Time, Seller shall terminate the Premier Financial Corp. 401(k) Employee Savings Plan (the “Seller 401(k) Plan”), which termination may occur immediately prior to the Effective Time and be contingent upon the occurrence of the Closing, by resolutions adopted by the boards of directors of Seller and Seller Sub, on terms acceptable to Buyer; provided, that Seller is permitted to amend the Seller 401(k) Plan prior to such termination to the extent permitted under applicable law and guidance in order to allow the rollover in kind of any outstanding plan loans held in participant accounts; and provided further, that the accounts of all participants and beneficiaries in the Seller 401(k) Plan as of such termination shall become fully vested upon termination of the Seller 401(k) Plan. As soon as practicable following the Effective Time, Buyer shall cause any remaining account balances in such terminated Seller 401(k) Plan to be either distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct in accordance with plan terms. Buyer agrees to permit Continuing Employees to rollover their eligible account balances in the Seller 401(k) Plan to the Wesbanco, Inc. 401(k) Plan (the “Buyer 401(k) Plan”), including the in-kind rollover of plan loans, which

Buyer agrees in such event to administer according to their terms. Prior to taking any such action, Seller and Seller Sub shall provide Buyer with a copy of such resolutions or consent in connection with such Seller 401(k) Plan termination, and shall consider any comments provided by Buyer in good faith. Buyer shall indemnify Seller and the Seller Subsidiaries for any losses, fees, expenses and charges incurred by Seller in connection with the termination of the Seller 401(k) Plan if the Merger is not consummated in accordance with the terms of this Agreement.

(b) Other Benefit Plans. Immediately prior to the Effective Time and subject to the occurrence of the Effective Time, Seller and Seller Sub shall, at the request of Buyer, freeze or terminate each other Seller Compensation and Benefit Plan (subject to those exceptions set forth on Section 5.10(b) of the Seller Disclosure Schedule) as requested by Buyer subject to and in accordance with applicable law.

ARTICLE SIX

FURTHER COVENANTS OF BUYER

6.01. Access to Information

Buyer shall furnish to Seller promptly after such documents are available: (i) all reports, proxy statements or other communications by Buyer to its shareholders generally; and (ii) all press releases relating to any transactions.

6.02. Opportunity of Employment; Employee Benefits; Retention Pool and Retention Restricted Stock Grants

(a)

Employees of Seller and Seller Sub (other than employees who are otherwise parties to employment, severance or change in control agreements) (i) who are not offered the opportunity to continue as employees following the Effective Time or (ii) who are terminated without cause within twelve (12) months after the Effective Time, shall be entitled to receive (A) the severance compensation set forth in Section 6.02(a) of the Buyer Disclosure Schedule, (B) accrued benefits, including paid time off, through the date of separation, (C) any rights to continuation of medical coverage to the extent such rights are required under applicable federal or state law and subject to the employee’s compliance with all applicable requirements for such continuation coverage, including payment of all premiums or other expenses related to such coverage, and (D) outplacement consultation services of a type and nature to be agreed upon by Seller and Buyer prior to the Effective Time and with a cost of up to $2,500 for each such employee of Seller or Seller Sub. Nothing in this Section 6.02 or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give said employees any rights other than as employees at will under applicable law. From and after the Effective Time, the Employees of Seller and Seller Sub who remain employees of Buyer or any Buyer Subsidiary after the Effective Time (including employees who are parties to employment or change in control agreements) (“Continuing Employees”) shall be provided with employee benefits that are substantially similar to employee benefits provided to other comparable employees under the Buyer Compensation and Benefit Plans. Each Continuing Employee shall be credited with years of service with Seller or Seller Sub for purposes of eligibility, vesting, entitlements to benefits and levels of benefits (but not for benefit accrual purposes under any defined benefit plan or agreement) in the Buyer Compensation and Benefit Plans and any other employee benefit plans of Buyer, and shall retain the vacation accruals earned under Seller’s vacation policy as of the Effective Time so that such Continuing Employee shall receive under Buyer’s compatible policy a benefit no less than what such Continuing Employee had earned under Seller’s paid time off policies as of the Effective Time; provided, however, that any future accrual of benefits shall be in accordance with Buyer’s policies, subject to carryover limitations applicable to such future accruals. In addition, Continuing Employees who become eligible to participate in a Buyer Compensation and Benefit Plan following the Effective Time (i) shall receive full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by such employees and their respective dependents under the applicable Seller Compensation and Benefit Plan during the portion of the applicable plan year prior to such participation, and (ii) shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under Seller Compensation and Benefit Plans immediately prior to the Effective Time, or to any waiting period relating to such coverage. For purposes of clarification, and not by way of limitation, any Continuing Employee who is on short-term disability or other short-term leave as of the Effective Time shall continue to be eligible for short-term disability pay and for long-term disability insurance coverage, respectively, under Buyer Compensation and Benefit Plans, notwithstanding that such Continuing Employee was not actively employed by Buyer at the onset of the disability, and all Continuing Employees shall commence participation in Buyer 401(k) Plan as of the Effective Time, but such Continuing Employees shall not be eligible to participate in Buyer’s Defined Benefit Pension Plan, participation in which has been frozen since July 31, 2007. The foregoing covenants shall survive the Merger, and Buyer shall, before the Effective Time, adopt resolutions that amend its tax-qualified retirement plans to the extent necessary to provide for the acceptance of in-kind rollover contributions as described in Section 5.10(a) and the service credits applicable to Continuing Employees referenced herein.

(b)

As of the Effective Time and except as specifically provided elsewhere in this Agreement, Buyer shall succeed Seller as sponsor and administrator of the Seller Compensation and Benefit Plans and shall take such action as necessary to effectuate such changes. Subject to Sections 6.02(a) and except as specifically provided elsewhere in this Agreement, Buyer may terminate, merge or amend any Seller Compensation and Benefit Plan or may cease contributions to any Seller Compensation and Benefit Plan to the extent permitted by applicable law; provided, however, that Buyer will provide any benefits to which Seller Employees or their respective spouses, former spouses or other qualifying beneficiaries may be entitled by reason of qualifying events occurring prior to, on or after the Effective Time by virtue of any provisions of any employee welfare benefit plan or group insurance contract or any laws, statutes or regulations requiring any continuation of benefit coverage upon the happening of certain events, such as the termination of employment or change in beneficiary or dependent status, including, without limitation, such requirements under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, from and after the Effective Time through the remaining legally-required period of coverage.

(c)

(i)Buyer shall provide a cash retention pool in the aggregate amount set forth in Section 6.02(c)(i) of the Buyer Disclosure Schedule (the “Retention Pool”) for the purposes of retaining the services of employees of the Seller and the Seller Subsidiaries (“Retention Employees”) who are key employees. The Executive Chairman of the Seller shall determine, subject to approval by the President and Chief Executive Officer of the Buyer, the Retention Employees eligible to receive retention awards from the Retention Pool (each, a “Retention Bonus”) and any criteria for payment of the Retention Bonus, and shall determine the final allocation of payments from the Retention Pool. Any Retention Bonus shall be intended to retain the services of the recipient through, and shall be payable (unless such recipient’s employment is terminated (A) by Buyer or Buyer Sub for cause or (B) by such recipient without good reason, as the case may be, at such time) at, the end of the month following the conversion of the data processing and information technology systems of Seller (the “Data Conversion”).

(ii)Buyer or Buyer Sub shall enter into agreements with the Seller Employees identified in Section 6.02(c)(ii) of the Buyer Disclosure Schedule pursuant to which agreements Buyer will agree to grant restricted Buyer Shares in amounts identified in Schedule 6.02(c)(ii) of the Buyer Disclosure Schedule, which will cliff-vest on the second anniversary of the grant date if such Seller Employee remains employed by Buyer or Buyer Sub at that time (the “Retention Restricted Stock Agreements”), subject to the terms of the individual Retention Restricted Stock Agreements (which shall contain substantially the same terms as the standard form of award agreement used under the Buyer Stock Plan). Grants under the Retention Restricted Stock Agreements shall be made and become effective only upon the applicable Seller Employees becoming employees of the Buyer or Buyer Sub at or after the Effective Time. No grants under the Retention Restricted Stock Agreements will be made or become effective before the Effective Time and Buyer will have no obligation to make such grants if this Agreement is terminated pursuant to Section 11.01.

6.03. Exchange Listing

If required under the rules of Nasdaq, Buyer shall file a Notice of Listing of Additional Shares with the Nasdaq for the Buyer Shares to be issued to the former holders of Seller Shares in the Merger at the time prescribed by applicable rules and regulations of the Nasdaq. Buyer will use its reasonable best efforts to maintain its listing on the Nasdaq Global Select Market.

6.04. Notification

Between the date of this Agreement and the Closing Date, Buyer shall promptly notify Seller in writing if Buyer becomes aware of any fact or condition that (i) causes or constitutes a breach in any material respect of any of Buyer’s or Buyer Sub’s representations and warranties or (ii) would (except as expressly contemplated by this Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Buyer Disclosure Schedule, Buyer shall promptly deliver to Seller a supplement to the Buyer Disclosure Schedule specifying such change (“Updated Buyer Disclosure Schedule”); provided, however, that the disclosure of such change in the Updated Buyer Disclosure Schedule shall not be deemed to constitute a cure of any breach of any representation or warranty made pursuant to this Agreement unless consented to in writing by Seller. During the same period, Buyer shall promptly notify Seller of (i) the occurrence of any breach in any material respect of any of Buyer’s or Buyer Sub’s covenants contained in this Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in this Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to Buyer, to result in a material adverse effect with respect to Buyer.

6.05. Takeover Laws

None of Buyer, Buyer Sub or their respective boards of directors shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement. Buyer shall take all necessary steps to (a) exempt (or cause the continued exemption of) this Agreement, the Merger and the Bank Merger from the requirements of any Takeover Law and from any provisions under its articles of incorporation and bylaws, as applicable, by action of the Buyer Board or otherwise, and (b) assist in any challenge by Seller to the validity, or applicability to the Merger or the Bank Merger, of any Takeover Law.

6.06. Officers’ and Directors’ Indemnification and Insurance

(a)

From and after the Effective Time, each of Buyer and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Seller and its Subsidiaries (in each case, when acting in such capacity) (each an “Indemnified Party”) against any costs or expenses (including reasonable attorney’s fees ), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Seller or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the same extent as such persons are indemnified as of the date of this Agreement by Seller pursuant to applicable law as effect on the date of this Agreement, the Seller’s articles of incorporation and bylaws or the governing or organizational documents of any Subsidiary of Seller; and Buyer and the Surviving Corporation shall also advance expenses as incurred by such Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Seller or Seller Sub pursuant to the Seller’s articles of incorporation and bylaws or the governing or organizational documents of any Subsidiary of Seller; provided, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification under applicable law as effect on the date of this Agreement or such governing or organizational documents.

(b)

For a period of six (6) years after the Effective Time the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Seller (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however that the Surviving Corporation shall not be obligated to expend an amount more than 300% of the current annual amount expended by Seller (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an amount equal to the Premium Cap. In lieu of the foregoing, Seller, in consultation with, but only upon the consent of Buyer, may obtain at or prior to the Effective Time a six-year “tail” policy under Seller’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that does not exceed the Premium Cap.

(c)

If Buyer, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all its properties and assets to any person or (iii) transfers, by means of a distribution, sale, assignment or other transaction, all of the stock of the Surviving Corporation or all or substantially all of its assets, to any person, then, and in each such case, Buyer shall cause proper provision to be made so that the successor and assign of Buyer or the Surviving Corporation assumes the obligations set forth in this Section and in such event all references to the Surviving Corporation in this Section shall be deemed a reference to such successor and assign.

(d)

Any Indemnified Party wishing to claim indemnification under Section 6.06(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Buyer thereof; provided that the failure so to notify shall not affect the obligations of Buyer under Section 6.06(a) unless and only to the extent that Buyer is actually and materially prejudiced as a result of such failure.

(e)

The provisions of this Section 6.06 shall survive consummation of the Merger and are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.07. Appointment of Seller Directors to Board of Directors

Buyer and Buyer Sub shall appoint four of the current directors of Seller (the “Seller Appointees”) to the Buyer Board and the Board of Directors of Buyer Sub, which appointment shall be effective as of the Effective Time. The Seller Appointees shall serve until the next annual meeting of the shareholders of Buyer, and Buyer shall include the Seller Appointees on the list of nominees for which the Buyer Board shall solicit proxies at such meeting and subsequent meetings until the Seller Appointees have served at least a full three-year term, unless such person earlier resigns or is removed for cause in accordance with Buyer’s or Buyer Sub’s Articles of Incorporation and Bylaws, as applicable. The Seller Appointees shall be named in Section 6.07 of the Seller Disclosure Schedule; provided, however, that if, prior to the Effective Time, any of the Seller Appointees shall become ineligible or unable to serve on the Board of Directors of Buyer and Buyer Sub or declines to serve on the Board of Directors of Buyer and Buyer Sub, a replacement mutually acceptable to both Buyer and Seller shall replace such Seller Appointee.

6.08. Operation of Business

Buyer’s business, and the business of each of the Buyer Subsidiaries, will be conducted only in the ordinary and usual course consistent with past practice. Without the written consent of Seller, Buyer shall not, and shall cause each of the Buyer Subsidiaries not to, take any action that would have, individually or in the aggregate, a material adverse effect on Buyer or on the Surviving Corporation except, in each case, as may be required by applicable law or regulation. In addition, Buyer shall use reasonable best efforts to cause the Merger and Bank Merger to qualify as a reorganization with the meaning of Section 368(a) of the Code.

6.09. Buyer Forbearances

From the date hereof until the Effective Time, except as set forth in the Buyer Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of Seller, Buyer will not, and will cause the Buyer Subsidiaries not to, knowingly take any action that would, or would be reasonably expected to, (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably expected to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article Eight not being satisfied, or (z) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law.

6.10 Seller Shares

Buyer or Buyer Sub shall vote or cause to be voted all Seller Shares owned by them directly or indirectly or for which they have voting authority as of the record date for the Seller Meeting in favor of this Agreement and the Merger.

6.11. Section 16

Prior to the Effective Time, Buyer shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any acquisition of equity securities of Buyer (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of Seller who becomes an officer or director of Buyer as of or following the Effective Time and who is subject to Section 16 of the Exchange Act.

ARTICLE SEVEN

FURTHER OBLIGATIONS OF THE PARTIES

7.01. Confidentiality

Except for the use of information in connection with the Registration Statement described in Section 7.06 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information, including any electronic or paper copies, reproductions, extracts or summaries thereof (collectively, the “Information”), received by each of Buyer and Seller, and by the directors, officers, employees, advisors and representatives of Buyer and Seller and their respective Subsidiaries (the “Representatives”) pursuant to the terms of this Agreement, shall be kept in strictest confidence; provided that subsequent to the filing of the Registration Statement with the SEC, this Section 7.01 shall not apply to information included in the Registration Statement or to be included in the Joint Proxy Statement/Prospectus to be sent to the shareholders of Seller under Section 7.06. Seller and Buyer agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Seller and Buyer shall, and shall cause their respective Representatives to, hold the Information in strictest confidence and not use, and not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of Seller or Buyer to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. In the event the transactions contemplated by this Agreement are not consummated, Seller and Buyer shall return promptly all copies of the Information (including any electronic or paper copies, reproductions, extracts or summaries thereof) provided to the other, or certify to such other party hereto the complete destruction of such Information (whether in written form, electronically stored or otherwise); provided, however, that Buyer and Seller shall be permitted to retain back-up files created in accordance with their respective document retention and disaster recovery systems and policies.

7.02. Necessary Further Action

Each of Seller, Seller Sub, Buyer Sub and Buyer shall use its reasonable best efforts to take, or cause to be taken, all necessary actions and execute all additional documents, agreements and instruments required to consummate the transactions contemplated in this Agreement.

7.03. Cooperative Action

Subject to the terms and conditions of this Agreement, each of Seller, Seller Sub, Buyer Sub and Buyer shall use its reasonable best efforts to take, or cause to be taken, all further actions and execute all additional documents, agreements and instruments that may be reasonably required, in the opinion of counsel for Seller and Seller Sub and counsel for Buyer and Buyer Sub, to obtain all necessary approvals from all Governmental Authorities and Regulatory Authorities as required by Section 8.03(b) hereof, so that this Agreement and the transactions contemplated hereby will become effective as promptly as practicable. In addition, each party shall take such action as may be reasonably required by the other party, if such required action may necessarily and lawfully be taken to reverse the impact of any past action, if such past action would, in the reasonable opinion of each party, adversely impact the ability of the Merger to be characterized as a reorganization under Section 368 of the Code.

7.04. Satisfaction of Conditions

Each of Buyer, Buyer Sub, Seller and Seller Sub shall use its reasonable best efforts to satisfy all of the conditions to this Agreement and to cause the consummation of the transactions described in this Agreement, including making all applications, notices and filings with Governmental Authorities and Regulatory Authorities and taking all steps to secure promptly all consents, rulings and approvals of Governmental Authorities and Regulatory Authorities that are necessary for the performance by each party of each of its obligations under this Agreement and the transactions contemplated hereby.

7.05. Press Releases

None of Buyer, Buyer Sub, Seller or Seller Sub shall make any press release or other public announcement concerning the transactions contemplated by this Agreement without the consent of the other parties hereto as to the form and contents of such press release or public announcement, except to the extent that such press release or public announcement may be required by law or the rules and regulations of the Nasdaq to be made before such consent can be obtained.

7.06. Registration Statement; Proxy Statement; Shareholders’ Meetings

(a)

As soon as reasonably practicable following the date hereof, Buyer shall prepare, in consultation with Seller and with Seller’s cooperation, mutually acceptable proxy material that shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the Seller shareholders at the Seller Meeting and the matters to be submitted to the Buyer’s shareholders at the Buyer Meeting (such joint proxy statement/prospectus and all amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Buyer shall file with the SEC a registration statement on Form S-4 with respect to the issuance of Buyer Shares in the Merger (such registration statement and all amendments or supplements thereto, the “Registration Statement”). Each of Seller and Buyer shall use all commercially reasonable efforts to cause the Registration Statement including the Joint Proxy Statement/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Buyer also shall use all commercially reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Seller shall promptly furnish to Buyer all information concerning Seller, the Seller Subsidiaries and the Seller Officers, Seller Directors and shareholders of Seller and the Seller Subsidiaries as Buyer reasonably may request in connection with the foregoing. Each of Buyer and Seller shall promptly notify the other upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Registration Statement or the Joint Proxy Statement/Prospectus and shall promptly provide the other with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Seller and Buyer, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by such other party, and (iii) shall not file or mail such document or respond to the SEC prior to receiving the other party’s approval, which approval shall not be withheld, conditioned or delayed unreasonably.

(b)

Each of Seller and Buyer agrees, as to itself and its respective Seller Subsidiaries or Buyer Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, is filed with the SEC and at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, as of the date such Joint Proxy Statement/Prospectus is mailed to shareholders of Seller and shareholders of Buyer and up to and including the respective dates of the Seller Meeting and Buyer Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)

Each of Seller and Buyer shall, if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Registration Statement and the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, promptly inform the other party thereof and to take the necessary steps to correct the Registration Statement and the Joint Proxy Statement/Prospectus.

(d)

Buyer shall advise Seller, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(e)

Seller shall, as promptly as practicable following the effective date of the Registration Statement, establish a record date (if not set forth in the Registration Statement) for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Seller Meeting”) for the purpose of adopting this Agreement and approving the transactions contemplated hereby, regardless of whether the Seller Board determines at any time that this Agreement or the Merger is no longer advisable, recommends that the shareholders of Seller reject this Agreement or the Merger or makes a Seller Subsequent Determination. Seller shall cause the Seller Meeting to be held as promptly as practicable following the effectiveness of the Registration Statement, and in any event not later than sixty (60) days after the effectiveness of the Registration Statement.

(f)

Subject to Section 5.03 hereof, (i) the Seller Board shall recommend that Seller’s shareholders vote to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Seller’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Seller Board Recommendation”), and (ii) the Joint Proxy Statement/Prospectus shall include the Seller Board Recommendation. Without limiting the generality of the foregoing, Seller agrees that its obligations pursuant to this Section 7.06 shall not be affected by the commencement, public proposal, public disclosure or communication to Seller or any other person of any Acquisition Proposal except under circumstances that would permit Seller to terminate this Agreement under Section 11.01(d)(iii) in connection with a Superior Proposal. Seller shall use reasonable best efforts to obtain the Required Seller Vote (including, if requested by Buyer at Buyer’s sole discretion, by retaining an outside proxy solicitation firm at Buyer’s cost and expense, which cost shall not affect the amount of the Merger Consideration).

(g)

Buyer shall, as promptly as practicable following the effective date of the Registration Statement, establish a record date (if not set forth in the Registration Statement) for, duly call, give notice of, and use reasonable best efforts to convene and hold a meeting of its shareholders (the “Buyer Meeting”) for the purpose of approving this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger. Buyer shall cause the Buyer Meeting to be held as promptly as practicable following the effectiveness of the Registration Statement, and in any event not later than sixty (60) days after the effectiveness of the Registration Statement. Buyer shall, through its Board of Directors, recommend to its shareholders that they approve this Agreement and the issuance of Buyer Shares in accordance with this Agreement in connection with the Merger, and shall include such recommendation in the Joint Proxy Statement/Prospectus. Buyer shall use reasonable best efforts to obtain the Required Buyer Vote (including, at Buyer’s sole discretion, by retaining an outside proxy solicitation firm at Buyer’s cost and expense, which cost shall not affect the amount of the Merger Consideration).

7.07. Regulatory Applications

Buyer, Buyer Sub, Seller, Seller Sub and their respective subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to timely effect all filings (but in any event to effect all such filings within sixty (60) days of the date of this Agreement), and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities and Regulatory Authorities, including, as applicable, without limitation, those required to be filed with the Federal Reserve, the FDIC, the WVDFI and the Ohio Division, as well as pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties, in any event that are necessary to consummate the transactions contemplated by this Agreement.

Each of Buyer and Seller shall have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, and shall be provided in advance so as to reasonably exercise its right to review in advance, information which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party hereto shall consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals, waivers, non-objections and authorizations of, and the filing of notices to, all third parties and Governmental Authorities and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of material matters relating to completion of the transactions contemplated hereby. Each party shall, upon request, furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or of its Subsidiaries to any third party or Governmental Authority or Regulatory Authority.

7.08. Coordination of Dividends

After the date of this Agreement, Seller shall coordinate with Buyer the payment of any dividends authorized under Section 5.01(b)(iv) and the record date and payment dates relating thereto, it being the intention of the parties hereto that the holders of Seller Shares (who will become holders of Buyer Shares following the Closing) shall not receive multiple dividends, or fail to receive one dividend, from Seller and/or Buyer for any single calendar quarter; provided, however, that the annualized dividend payable on Seller Shares will adjust to Buyer’s dividend only subsequent to the Closing Date.

7.09. Seller Dividend and Contingent Cash Payment

To facilitate the payment by Seller of its regularly quarterly dividends on Seller Shares (each a “Quarterly Dividend”), Seller Sub shall, if required by applicable law or regulation, (i) request of the Federal Reserve Bank of Cleveland its non-objection to the declaration and payment of each Quarterly Dividend and (ii) request of the ODFI permission to pay a corresponding dividend to Seller (each a “Bank Dividend”). Seller shall keep Buyer reasonably informed as to the status of such requests or applications, to the extent applicable. Any objection or denial by any Regulatory Authority whose permission, consent or approval to the payment of any Quarterly Dividend or Bank Dividend is required, or any portion thereof, or a withdrawal of such a request or application by Seller or Seller Sub for any reason, shall not be deemed a breach of this Agreement by Seller or Seller Sub and receipt of such non-objection, consent or approval is not a condition precedent to performance by any party under this Agreement. In the event that Seller does not declare and pay all or any portion of a Quarterly Dividend that would have otherwise been declared prior to the Closing consistent with Section 7.08 hereof in the amount of $0.31 per Seller Share by reason of its failure to obtain regulatory non-objection, consent or approval of such Quarterly Dividend or a related Bank Dividend (each, a “Foregone Dividend”), Buyer agrees that it shall make a cash payment to Seller’s shareholders at Closing on a dollar-for-dollar basis by an amount equal to the total amount of all Foregone Dividends, assuming that the number of Seller Shares outstanding for each Foregone Dividend is equal to the number of Seller

Shares outstanding at the Effective Time (the “Contingent Cash Payment”). For the avoidance of doubt, in no event shall any Foregone Dividend exceed $0.31 per Seller Share minus any amount actually declared or paid in connection with the applicable Quarterly Dividend prior to the Effective Time. At least one business day prior to the Effective Time, Buyer shall deposit an amount of cash equal to the aggregate Contingent Cash Payment, to be held as part of the Exchange Fund, with the Exchange Agent to be held in the Exchange Fund for further distribution consistent with the terms of the applicable exchange agreement with the Exchange Agent and Article Two hereof. After compliance with the procedures set forth in Article Two hereof, each holder of record of Seller Shares at the Effective Time shall be entitled to receive that relative portion of the Contingent Cash Payment equal to the number of Seller Shares held by such holder of record of Seller Shares at the Effective Time divided by the total number of Seller Shares outstanding at the Effective Time as soon as reasonably practicable from the Exchange Fund. Notwithstanding the foregoing, if Sellers’ Effective Time Book Value is less than the Seller’s Target Book Value, then the Contingent Cash Payment shall be adjusted dollar-for-dollar downward by the lesser of the (i) the Seller’s Effective Time Book Value less the Seller’s Target Book Value or (ii) $0. “Seller’s Effective Time Book Value” shall be calculated as shareholder’s equity of Seller as of the end of the second month preceding the calendar month in which the Effective Time occurs determined in accordance with GAAP to the reasonable satisfaction of Buyer, to be delivered by Seller to Buyer no later than five (5) business days prior to the Closing Date, and which shall reflect an allowance for credit losses calculated in a manner consistent with Seller’s historical practices. For the purposes of computing Seller’s Effective Time Book Value, (i) the assumed provision for credit losses in no event shall be less than zero for any quarter after June 30, 2024, (ii) it shall exclude after-tax accruals for Seller’s fees, expenses and costs relating to the Merger, including but not limited to any goodwill impairment charges, (iii) it shall exclude gains or losses on sales of securities by Seller incurred after June 30, 2024, and (iv) it shall exclude any changes in the value of Seller’s accumulated other comprehensive income, whether upward or downward from June 30, 2024. “Seller’s Target Book Value” shall be an amount equal to $830.3 million adjusted upward by $2.8 million per month for each month beginning in January 2025 if the Effective Time occurs after December 31, 2024.

7.10. Transition and Data Conversion

(a)

Commencing on the date of this Agreement, Buyer and Seller shall, and shall cause their respective Subsidiaries to, reasonably assist each other to facilitate the integration, from and after the Closing, of Seller and the Seller Subsidiaries with the businesses of Buyer and the Buyer Subsidiaries, without taking action that would, in effect, give Buyer a controlling influence over the management or policies of Seller or any of the Seller Subsidiaries, or otherwise violate applicable laws. From the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of Seller and the Seller Subsidiaries in the ordinary course of business and applicable law, Seller shall use all commercially reasonable efforts to cause the employees and officers of Seller and the Seller Subsidiaries to reasonably cooperate with Buyer and Buyer Sub in performing tasks reasonably required in connection with such integration.

(b)

Without limiting the generality of the immediately preceding paragraph, Buyer agrees to use all commercially reasonable efforts to promptly commence preparations for implementation of the Data Conversion with the goal of affecting the Data Conversion within a reasonable period after the Effective Time. Seller agrees to cooperate with Buyer in preparing for the Data Conversion within the time frame set forth above, including providing reasonable access to data, information systems, and personnel having expertise with Seller’s and the Seller Subsidiaries’ information and data systems; provided, however, that Seller shall not be required to terminate any third-party service provider arrangements prior to the Effective Time. In the event that Seller takes, at the request of Buyer, any action relative to third parties to facilitate the Data Conversion that results in the imposition of any termination fees or other charges or expenses, Buyer shall indemnify Seller for all such fees, charges and expenses, and the costs of reversing the Data Conversion process, if the Merger is not consummated for any reason, other than the breach of this Agreement by Seller or Seller Sub or the termination of this Agreement by Buyer pursuant to Section 11.01 (c)(iii).

ARTICLE EIGHT

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARTIES

8.01. Conditions to the Obligations of Buyer and Buyer Sub

The obligations of Buyer and Buyer Sub under this Agreement shall be subject to the satisfaction, or written waiver by Buyer prior to the Closing Date, of each of the following conditions precedent:

(a)

The representations and warranties of Seller and Seller Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date (except that those representations and warranties that by their terms speak as of a specific date shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect. Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Seller and Seller Sub, by their respective chief executive officers and chief financial officers, to such effect.

(b)

Seller shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those relating to the Closing, and Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Seller and Seller Sub by their respective chief executive officers and chief financial officers, to such effect.

(c)

Buyer shall have requested and received the written opinion of K&L Gates LLP (“K&L”), tax counsel to Buyer, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger and the Bank Merger will each be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, K&L will require and rely upon customary certificates and representations contained in letters from Buyer and Seller and officers of each that counsel to Buyer reasonably deems relevant. Such certificates and representations shall be delivered at such time or times as may be requested including the effective date of the Registration Statement and the Effective Time.

(d)

Buyer shall have obtained the consent or approval of each person (other than Governmental Authorities and Regulatory Authorities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect, after the Effective Time, on the Surviving Corporation.

(e)

Buyer and Buyer Sub shall have entered into a consulting agreement with Donald P. Hileman (the “Consulting Agreement”), effective at and conditioned upon the occurrence of the Effective Time with the terms as set forth on the Seller Disclosure Schedule 8.01(e).

8.02. Conditions to the Obligations of Seller and Seller Sub

The obligations of Seller and Seller Sub under this Agreement shall be subject to satisfaction, or written waiver by Seller prior to the Closing Date, of each of the following conditions precedent:

(a)

The representations and warranties of Buyer and Buyer Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date (except that those representations and warranties that by their terms speak as of a specific date shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect. Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Buyer and Buyer Sub, by their respective chief executive officers and chief financial officers, to such effect.

(b)

Buyer shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those related to the Closing, and Seller and Seller Sub shall have received a certificate, dated the Closing Date, signed on behalf of Buyer and Buyer Sub by Buyer’s chief executive officer and chief financial officer to such effect.

(c)

Seller shall have requested and received the written opinion of Nelson Mullins Riley & Scarborough LLP, counsel to Seller (“Seller’s Counsel”), dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Seller’s Counsel will require and rely upon customary certificates and representations contained in letters from Buyer and Seller and officers of each that counsel to Seller reasonably deems relevant. Such certificates and representations shall be delivered at such time or times as may be requested including the effective date of the Registration Statement and the Effective Time.

(d)

Buyer and Buyer Sub shall have entered into a consulting agreement with Donald P. Hileman (the “Consulting Agreement”), effective at and conditioned upon the occurrence of the Effective Time with the terms as set forth on the Seller Disclosure Schedule 8.01(e).

8.03. Mutual Conditions

The obligations of Seller and Buyer under this Agreement shall be subject to the satisfaction, or written waiver by Buyer and Seller prior to the Closing Date, of each of the following conditions precedent:

(a)

The shareholders of Seller shall have approved this Agreement by the Required Seller Vote and the shareholders of Buyer shall have approved this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger by the Required Buyer Vote.

(b)

All approvals of Governmental Authorities and Regulatory Authorities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals or statute, rule or order shall contain any conditions, restrictions or requirements that would reasonably be expected to have a material adverse effect after the Effective Time on the present or prospective consolidated financial condition, business or operating results of the Surviving Corporation.

(c)

No temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No Governmental Authority or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, deemed applicable or entered any statute, rule, regulation, judgment, decree, injunction or other order prohibiting consummation of the transactions contemplated by this Agreement or making the Merger or the Bank Merger illegal.

(d)

The Registration Statement shall have been declared effective under the Securities Act and no stop-order or similar restraining order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated by the SEC.

(e)

Buyer shall have received all authorizations and approvals necessary to consummate the Merger, the Bank Merger and the other transactions contemplated hereby, and no order restraining the ability of Buyer to issue Buyer Shares pursuant to the Merger shall have been issued and no proceedings for that purpose shall have been initiated or threatened by any state securities administrator.

(f)	The Buyer Shares to be issued in the Merger shall have been approved for listing on the Nasdaq Global Select Market subject to official notice of issuance (if such approval is required by Nasdaq).

ARTICLE NINE

CLOSING

9.01. Closing

The closing (the “Closing”) of the transactions contemplated by this Agreement shall be held at Buyer’s main office in Wheeling, West Virginia, commencing at 9:00 a.m. local time, on a date mutually acceptable to Buyer and Seller, which date shall not be earlier than the third business day, or later than the forty-five (45) days, after the last of the conditions set forth in Article Eight shall have been satisfied or waived in accordance with the terms of this Agreement (excluding conditions that, by their terms, cannot be satisfied until the Closing Date); provided that no such election shall cause the Closing to occur on a date after (i) that specified in Section 11.01(b)(i) of this Agreement or (ii) the date or dates on which any Governmental Authority or Regulatory Authority approval or any extension thereof expires. The date of the Closing is sometimes herein called the “Closing Date.”

9.02. Closing Transactions Required of Buyer

At the Closing, Buyer shall cause all of the following to be delivered to Seller:

(a)	The certificates of Buyer and Buyer Sub contemplated by Section 8.02(a) and (b) of this Agreement.

(b)

Copies of resolutions adopted by the Buyer Board (i) approving this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Buyer and Buyer’s shareholders that Buyer enter into this Agreement and consummate the Merger and the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger be submitted to a vote at the Buyer Meeting and (iv) recommending that Buyer’s shareholders approve this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger. Copies of resolutions adopted by the Board of Directors of Buyer Sub (i) approving this Agreement, the Bank Merger and the other transactions contemplated hereby and (ii) declaring that it is in the best interests of Buyer Sub and Buyer Sub’s sole shareholder that Buyer Sub enter into this Agreement. The resolutions referred to in this Section 9.02(b) shall be accompanied by a certificate of the secretary or assistant secretary of each of Buyer and Buyer Sub, as applicable, dated as of the Closing Date, and certifying (i) the date and manner of adoption of each such resolution; and (ii) that each such resolution is in full force and effect, without amendment or repeal, as of the Closing Date.

(c)	The opinion of K&L contemplated by Section 8.01(c) of this Agreement.

(d)

Articles of Merger for each of the Merger and Bank Merger duly executed by Buyer and Buyer Sub, as the case may be, in accordance with the WVBCA and the OGCL and in appropriate form for filing, respectively, with the West Virginia Secretary of State and the Ohio Secretary of State.

9.03. Closing Transactions Required of Seller

At the Closing, Seller shall cause all of the following to be delivered to Buyer:

(a)

Articles of Merger for each of the Merger and the Bank Merger duly executed by Seller and Seller Sub, as the case may be, in accordance with the WVBCA and the OGCL and in appropriate form for filing, respectively, with the West Virginia Secretary of State and the Ohio Secretary of State.

(b)	The certificates of Seller and Seller Sub contemplated by Sections 8.01(a) and (b) of this Agreement.

(c)

Copies of all resolutions adopted by the directors of each of Seller and Seller Sub (i) approving and adopting this Agreement, and approving the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Seller and its shareholders that Seller enter into this Agreement and consummate the Merger and the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to a vote at the Seller Meeting and (iv) subject to the provisions of Section 5.03 hereof, recommending that Seller’s shareholders approve this Agreement and the transactions contemplated hereby (including the Merger), accompanied by a certificate of the secretary or the assistant secretary of each of Seller and Seller Sub, dated as of the Closing Date, and certifying (i) the date and manner of the adoption of each such resolution; and (ii) that each such resolution is in full force and effect, without amendment or repeal, as of the Closing Date.

(d)	The opinion of Seller’s Counsel contemplated by Section 8.02(c) of this Agreement.

ARTICLE TEN

NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

10.01. Non-Survival of Representations, Warranties and Covenants

The representations, warranties and covenants of Buyer, Buyer Sub, Seller, and Seller Sub set forth in this Agreement, or in any document delivered pursuant to the terms hereof or in connection with the transactions contemplated hereby, shall not survive the Closing and the consummation of the transactions referred to herein, other than covenants that by their terms are to survive or be performed after the Effective Time (including, without limitation, those set forth in Articles One and Two, and Sections 6.02, 6.06, 6.07, 7.01, 7.09, this Section 10.01, Section 11.02 and Article Twelve); except that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive the Surviving Corporation or the Surviving Bank Corporation (or any director, officer or controlling person thereof) of any defense in law or equity that otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Seller or Buyer.

ARTICLE ELEVEN

TERMINATION

11.01. Termination

This Agreement may be terminated and the Merger and the Bank Merger abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Buyer or the shareholders of Seller:

(a)	By mutual written agreement of Seller and Buyer duly authorized by action taken by or on behalf of their respective Boards of Directors;

(b)	By either Seller or Buyer, if its respective Board of Directors so determines, upon written notification to the non-terminating party by the terminating party:

(i)

at any time after July 25, 2025, if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

(ii)	if the shareholders of Seller shall not have approved this Agreement by reason of the failure to obtain the Required Seller Vote upon a vote held at a Seller Meeting, or any adjournment thereof;

(iii)

if the shareholders of Buyer shall not have approved this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger by reason of the failure to obtain the Required Buyer Vote upon a vote held at a Buyer Meeting, or any adjournment thereof; or

(iv)

if the approval of any Governmental Authority or Regulatory Authority required for consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement shall have been denied by final non-appealable action of such Governmental Authority or Regulatory Authority, unless the failure to obtain such approval from a Governmental Authority or Regulatory Authority shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth in this Agreement.

(c)	By Buyer, if its Board of Directors so determines, by providing written notice to Seller:

(i)

if prior to the Closing Date (provided, that Buyer is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein), any representation and warranty of Seller or Seller Sub shall have become untrue such that the condition set forth at Section 8.01(a) would not be satisfied and which breach has not been cured within thirty (30) calendar days following receipt by Seller of written notice of breach or is incapable of being cured during such time period;

(ii)

if (provided, that Buyer is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) Seller or Seller Sub shall have failed to comply in any material respect with any covenant or agreement on the part of Seller or Seller Sub contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply shall not have been cured within thirty (30) calendar days following receipt by Seller of written notice of such failure to comply or is incapable of being cured during such time period; or

(iii)

if (i) the Seller Board (A) modifies, qualifies, withholds or withdraws the Seller Board Recommendation in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Seller Board Recommendation), or makes any statement, filing or release, in connection with the Seller Meeting or otherwise, inconsistent with the Seller Board Recommendation, (B) breaches its obligations to call, give notice of and commence the Seller Meeting under Section 7.06(e),

(C) approves or recommends an Acquisition Proposal, (D) fails to publicly recommend against a publicly announced Acquisition Proposal within three (3) business days of being requested to do so by Buyer, (E) fails to publicly reconfirm the Seller Board Recommendation within three (3) business days of being requested to do so by Buyer, or (F) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions or (ii) there shall have been a material breach by Seller of Section 5.03.

(d)	By Seller, if its Board of Directors so determines, by providing written notice to Buyer:

(i)

if prior to the Closing Date (provided, that Seller is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein), any representation and warranty of Buyer or Buyer Sub shall have become untrue such that the condition set forth at Section 8.02(a) would not be satisfied and which breach has not been cured within thirty (30) calendar days following receipt by Buyer of written notice of breach or is incapable of being cured during such time period;

(ii)

if (provided, that Seller is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) Buyer or Buyer Sub shall have failed to comply in any material respect with any covenant or agreement on the part of Buyer or Buyer Sub contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply shall not have been cured within thirty (30) calendar days following receipt by Buyer of written notice of such failure to comply or is incapable of being cured during such time period;

(iii)	in connection with entering into a definitive agreement to effect a Superior Proposal after making a Seller Subsequent Determination in accordance with Section 5.03(f); or

(iv)	at any time during the five-day period commencing on the Walkaway Determination Date (the “Seller Walkaway Right”), if:

(1)	the Average Closing Price (as defined below) shall be less than the product of 0.80 and the Starting Price (as defined below); and

(2)

(a) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Buyer Ratio”) shall be less than (b) the number obtained by dividing the Index Price (as defined below) on the Walkaway Determination Date (as defined below) by the Index Price on the Starting Date (as defined below) (the “Index Ratio”) and subtracting 0.20 from such quotient;

subject to the following.

If Seller elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Buyer; provided that such notice of election to terminate may be withdrawn by Seller at any time within the aforementioned five-day period. If Seller elects to exercise its termination right pursuant to this Section 11.01(d)(iv), Seller shall give prompt written notice to Buyer (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the three (3) business day period commencing with its receipt of such notice, Buyer shall have the option to increase the Merger Consideration, by adjusting the Exchange Ratio (calculated to the nearest one one-hundredth) to equal the lesser of (x) a number (rounded to the nearest one one-hundredth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-hundredth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Buyer Ratio. If within such three (3) business day period, Buyer delivers written notice to Seller that it intends to pay such additional consideration as contemplated by the preceding sentence, and notifies Seller of the revised Exchange Ratio, then no termination of this Agreement shall have occurred pursuant to this Section 11.01(d)(iv), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 11.01(d)(iv), the following terms shall have the following meanings:

“Average Closing Price” means the volume weighted average trading price of Buyer Shares on the Nasdaq Global Select Market for the twenty (20) trading day period ending on the Walkaway Determination Date as reported by Bloomberg L.P.

“Walkaway Determination Date” means the later of (i) the first date on which all necessary bank regulatory approvals or non-objections have been received (disregarding any waiting period) or (ii) the date on which the Seller’s shareholders approve this Agreement.

“Index Price” on a given date means the closing value of the Nasdaq Bank Index, as reported on Bloomberg.com, or if not reported therein, in another mutually agreed upon authoritative source.

“Starting Price” shall mean $27.50.

“Starting Date” shall mean July 25, 2024.

If Buyer declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, non-acquisitive exchange of shares or similar transaction between the Starting Date and the Walkaway Determination Date (or establishes a record date in respect thereof), the prices for the common stock of Buyer shall be appropriately adjusted for the purposes of applying this Section 11.01(d)(iv).

11.02 Effect of Termination.

(a)

If this Agreement is validly terminated by either Seller or Buyer pursuant to Section 11.01, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of Seller, Seller Sub, Buyer or Buyer Sub, except (i) in accordance with Section 10.01, (ii) that nothing contained herein shall relieve any party hereto from liability for any liabilities or damages arising out of its fraud or knowing breach of any provision of this Agreement and (iii) as provided in paragraphs (b)-(f) below.

(b)

Seller shall promptly pay to Buyer a termination fee of $37,000,000 (the “Termination Fee”) if this Agreement is terminated by (i) Buyer pursuant to Section 11.01(c)(iii) or (ii) Seller pursuant to Section 11.01(d)(iii).

(c)

In the event that this Agreement is terminated by Buyer or Seller pursuant to Section 11.01(b)(i) without the Required Seller Vote having been obtained (and the conditions set forth in Section 8.03(d) have been satisfied or the failure of the conditions set forth in Section 8.03(d) to have been satisfied is due to any action or failure to act by Seller or Seller Sub), or Section 11.01(b)(ii), and (i) a bona fide Acquisition Proposal with respect to Seller shall have been publicly announced, disclosed or otherwise communicated to the Seller Board prior to the date specified in Section 11.01(b)(i) or prior to the Seller Meeting, as applicable, and (ii) within twelve (12) months of such termination, Seller shall have entered into an agreement with respect to, or Seller shall have consummated, an Acquisition Transaction, then Seller shall pay to Buyer an amount equal to the Termination Fee; provided that, for the purposes of this Section 11.02(c) only, all references in the definition of Acquisition Proposal to “twenty percent (20%)” shall instead be deemed to be references to “thirty percent (30%).”

(d)

In the event that this Agreement is terminated by Buyer pursuant to Sections 11.01(c)(i) or (ii) and (A) a bona fide Acquisition Proposal with respect to Seller shall have been publicly announced, disclosed or otherwise communicated to the Seller Board prior to any breach by Seller of any representation, warranty, covenant or other agreement giving rise to such termination by Buyer or during the cure period therefor provided in Sections 11.01(c)(i) or (ii) and (B) within twelve (12) months of such termination, Seller shall have entered into an agreement with respect to, or Seller shall have consummated, an Acquisition Transaction, then Seller shall pay to Buyer an amount equal to the Termination Fee.

(e)

Any payment of the Termination Fee required to be made pursuant to this Section 11.02 shall be made not more than two (2) business days after the date of the event giving rise to the obligation to make such payment, unless the Termination Fee is payable as a result of the termination of this Agreement by Seller pursuant to Section 11.02(c) or (d), in which case, the Termination Fee shall be payable concurrently with such termination. All payments under this Section 11.02 shall be made by wire transfer of immediately available funds to an account designated by Buyer. No payment of the Termination Fee under this Section 11.02 shall limit in any respect any rights or remedies available to Buyer relating to any breach or failure of Seller to perform any covenant or agreement set forth in Section 5.03 resulting, directly or indirectly, in the right to receive the Termination Fee under this Section 11.02. Buyer shall be reimbursed by Seller for all fees, costs and other expenses incurred by Buyer in connection with enforcing its right to any Termination Fee.

(f)

Buyer and Seller acknowledge that the agreements contained in this Section 11.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement. The Termination Fee amounts payable by Seller pursuant to this Section 11.02 constitute liquidated damages and not a penalty and shall be the sole monetary remedy of Buyer except in circumstances where no Termination Fee is payable. Accordingly, if Seller fails promptly to pay any amount due pursuant to this Section 11.02 and, in order to obtain such payment, Buyer commences a suit which results in a judgment against Seller for the amount set forth in this Section 11.02, Seller shall pay to Buyer its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at a rate per annum equal to three-month SOFR (as reported in The Wall Street Journal (Northeast edition), or if not reported therein, in another authoritative source selected by the party to which the payment is due) plus 200 basis points as in effect on the date such payment was required to be made.

ARTICLE TWELVE

MISCELLANEOUS

12.01. Notices

All notices, requests, demands and other communications required or permitted to be given under this Agreement shall be given in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered by hand, by telecopy or by email, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if sent by certified mail, postage prepaid, return receipt requested. All notices thereunder shall be delivered to the following addresses:

If to Seller, to:

Shannon M. Kuhl

Chief Legal Officer

Premier Financial Corp.

601 Clinton Street

Defiance, OH 43512

skuhl@yourpremierbank.com

with a copy to:

J. Brennan Ryan, Esquire

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, GA 30363

brennan.ryan@nelsonmullins.com

If to Buyer, to:

Jeffrey H. Jackson

President and Chief Executive Officer

Wesbanco, Inc.

1 Bank Plaza

Wheeling, WV 26003

Jeff.Jackson@wesbanco.com

with a copy to:

James C. Gardill, Esquire

Phillips, Gardill, Kaiser & Altmeyer, PLLC

61 Fourteenth Street

Wheeling, WV 26003

jamesgardill@pgka.com

Any party to this Agreement may, by notice given in accordance with this Section 12.01, designate a new address for notices, requests, demands and other communications to such party.

12.02. Counterparts; Electronic Signatures

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be a duplicate original, but all of which taken together shall be deemed to constitute a single instrument. A signed copy of this Agreement transmitted by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an originally executed copy of this Agreement.

12.03. Entire Agreement; No Third-Party Rights

This Agreement and (i) the provisions of the related Non-Binding Indication of Interest, dated as of May 6, 2024, between Buyer and Seller that are stated therein to be binding (the “IoI Provisions”) and (ii) the Mutual Non-Disclosure and Non-Solicitation Agreement, dated as of February 8, 2024, between Buyer and Seller (the “NDA”) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the IOI Provisions and the NDA and (b) except for the provisions of Article Two, Sections 6.02, 6.06 and 6.07 of this Agreement, are not intended to confer upon any person other than the parties hereto and thereto (and their respective successors and assigns) any rights or remedies.

12.04. Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns (including successive, as well as immediate, successors and permitted assigns) of the parties hereto. This Agreement may not be assigned by either party hereto without the prior written consent of the other party.

12.05. Captions

The captions contained in this Agreement are included only for convenience of reference and do not define, limit, explain or modify this Agreement or its interpretation, construction or meaning and are in no way to be construed as part of this Agreement.

12.06. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of West Virginia without giving effect to principles of conflicts or choice of laws (except to the extent that mandatory provisions of federal law are applicable).

12.07. Payment of Fees and Expenses

Except as otherwise agreed in writing, each party hereto shall pay all costs and expenses, including legal and accounting fees, and all expenses relating to its performance of, and compliance with, its undertakings herein. All fees to be paid to Governmental Authorities and Regulatory Authorities in connection with the transactions contemplated by this Agreement shall be borne by Buyer.

12.08. Amendment

From time to time and at any time prior to the Effective Time, this Agreement may be amended only by an agreement in writing executed in the same manner as this Agreement, after authorization of such action by the Boards of Directors of the Constituent Corporations; except that after the Seller Meeting, this Agreement may not be amended if it would violate the OGCL, WVBCA or the federal securities laws or the rules of the Nasdaq.

12.09. Waiver

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

12.10. Confidential Supervisory Information

Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) (“Confidential Supervisory Information”) by any Party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply, but no representation or warranty shall be deemed untrue, incorrect or incomplete, as a consequence of the omission of Confidential Supervisory Information.

12.11. Disclosure Schedules

In the event of any inconsistency between the statements in the body of this Agreement and those in the Seller Disclosure Schedule or the Buyer Disclosure Schedule (other than an exception expressly set forth as such in the Seller Disclosure Schedule or the Buyer Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

12.12. Waiver of Jury Trial

Each of the parties hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

12.13. Severability

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.14. Specific Performance

The Parties agree that the remedy at law for any breach of the terms and conditions of this Agreement by them may be inadequate and that in addition to, and not in limitation of any other remedies that Buyer, Buyer Sub, Seller or Seller Sub may have at law or under this Agreement, Buyer, Buyer Sub, Seller or Seller Sub shall be entitled to seek specific performance or injunctive relief or other equitable relief from any court of competent jurisdiction from any breach or purported breach of this Agreement; provided, however, that no specific performance will be available to Buyer or Buyer Sub if Buyer has already received the Termination Fee.

[Remainder of page intentionally left blank; Signature page follows]

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been executed on behalf of Buyer, Buyer Sub, Seller and Seller Sub to be effective as of the date set forth in the first paragraph above.

ATTEST:	BUYER

/s/ Linda Woodfin	By:	/s/ Jeffrey H. Jackson
Printed Name: Jeffrey H. Jackson
Title: President and Chief Executive Officer

ATTEST:	BUYER BANK

/s/ Linda Woodfin	By:	/s/ Jeffrey H. Jackson
Printed Name: Jeffrey H. Jackson
Title: President and Chief Executive Officer

ATTEST:	SELLER

/s/ Shannon Kuhl	By:	/s/ Donald P. Hileman
Printed Name: Donald P. Hileman
Title: Executive Chairman

ATTEST:	SELLER BANK

/s/ Shannon Kuhl	By:	/s/ Donald P. Hileman
Printed Name: Donald P. Hileman
Title: Executive Chairman

EXHIBIT A

FORM OF VOTING AGREEMENT

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of July 25, 2024, by and between Wesbanco, Inc., a West Virginia corporation (“Buyer”), and the undersigned holder (the “Shareholder”) of shares of common stock, par value $0.01 per share ( the “Seller Shares”), of Premier Financial Corp., an Ohio corporation (“Seller”).

WHEREAS, concurrently with the execution of this Agreement, Buyer, Wesbanco Bank, Inc., a West Virginia corporation, Seller and Premier Bank, an Ohio corporation, have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for, among other things, the merger of Seller with and into Buyer (the “Merger”);

WHEREAS, as of the date of this Agreement, the Shareholder beneficially owns the number of Seller Shares, and holds other rights to acquire the number of Seller Shares, indicated on Schedule 1 attached hereto;

WHEREAS, as used herein, the term “Shares” means all Seller Shares Shareholder owns of record or beneficially (excluding any Shares underlying performance share units convertible into) on the date of this Agreement and all Seller Shares that the Shareholder purchases or acquires the right to vote or acquires beneficial ownership of (as defined in Rule 13d-3 of the Exchange Act) prior to the Expiration Date (as defined in Section 2 below), whether by the exercise of any stock options or otherwise;

WHEREAS, as used herein, the term “Sole Voting Shares” means those Shares for which Shareholder has sole voting discretion and which are not held in a fiduciary capacity.

WHEREAS, it is a condition to the willingness of Buyer to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder and Buyer agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date (as defined in Section 2 hereof), at any meeting of the shareholders of Seller, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of Seller, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, the Shareholder shall:

(a)	appear at such meeting or otherwise use reasonable efforts to cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Sole Voting Shares that such Shareholder shall be entitled to so vote (i) in favor of approval of the Merger and the other transactions contemplated by the Merger Agreement, and any action that could reasonably be expected to facilitate the Merger; (ii) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of Seller contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, inhibit or preclude the timely consummation of the Merger or the fulfillment of a condition under the Merger Agreement to Seller’s and Buyer’s respective obligations to consummate the Merger or change in any manner the voting rights of any class of shares of Seller (including any amendments to Seller’s articles of incorporation or bylaws); and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

(c)

Shareholder will use good faith efforts to (i) cause the Shares that do not constitute Sole Voting Shares to appear at such meeting, and (ii) vote or cause the Shares that do not constitute Sole Voting Shares to be voted as described in (b) above.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the date on which Seller receives the requisite approval of the shareholders of Seller of the Merger, the Merger Agreement or any Acquisition Proposal, (ii) the date the Merger Agreement is terminated pursuant to Article Eleven thereof, (iii) written notice by Buyer to Shareholder of the termination of this Agreement, (iv) the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or value of, changes the form of, the Merger Consideration. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.

3. Agreement to Retain Shares; No Voting Trusts.

(a) Until the requisite approval of the shareholders of Seller, the Shareholder shall not, except as contemplated by this Agreement or the Merger Agreement, directly or indirectly, sell, assign, transfer, offer, exchange, pledge or otherwise dispose of or encumber (including, without limitation, by the creation of a Lien (as defined in Section 4(c) below) (each, a “Transfer”), or enter into any contract, option, commitment or other arrangement or understanding with respect to, or consent to, any Transfer of, any Shares beneficially owned by the Shareholder or the

Shareholder’s voting or economic interest therein. Notwithstanding the foregoing, the Shareholder may make Transfers (a) by will or by operation of law, in which case this Agreement shall bind the transferee, (b) in connection with estate and charitable planning purposes, including Transfers to relatives, trusts and charitable organizations, subject to the transferee’s agreement in writing, in form and substance reasonably satisfactory to Buyer, to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (c) to another shareholder of Seller who previously entered into a Voting Agreement with Buyer and (d) with Buyer’s prior written consent, which such consent may be granted or withheld in Buyer’s sole discretion.

(b) The Shareholder agrees that the Shareholder shall not, and shall not permit any entity under the Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with the Buyer.

4. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Buyer as follows:

(a)

the Shareholder has the complete and unrestricted power and the unqualified right to enter into, execute, deliver and perform his or her obligations under this Agreement, and no consent, approval, authorization or filing on the part of the Shareholder is required in connection therewith;

(b)

this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding agreement of Buyer, is a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)

the Shareholder beneficially owns the Shares indicated on Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”) and subject only to any applicable award agreements from Seller granting the interest in said Shares and the voting and disposition rights of others who hold beneficial ownership rights in the Shares as of the date hereof;

(d)

except pursuant to this Agreement, including as described in 4(c) above, and there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition or voting of any of the indicated on Schedule 1 and there are no voting trusts or voting agreements with respect to the Shares indicated on Schedule 1;

(e)	the Shareholder does not beneficially own any Seller Shares other than the Shares indicated on Schedule 1;

(f)

the execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a breach of or default (with or without notice or lapse of time or both) under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder or the Shareholder’s property or assets is subject.

5. No Solicitation. From and after the date hereof until the Expiration Date, the Shareholder, solely in his or her capacity as a shareholder of Seller, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his or her affiliates to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prohibit any of his or her representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Seller or any Seller Subsidiary or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of Seller’s shareholders with respect to an Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Proposal.

6. Specific Enforcement. The Shareholder has signed this Agreement intending to be legally bound thereby. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and the Shareholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction by specific performance or injunctive relief, in addition to any other remedy that Buyer may have at law or in equity. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Shareholder hereunder may be assigned without the prior written consent of Buyer.

7. No Waivers. No waivers of any breach of this Agreement extended by Buyer to the Shareholder shall be construed as a waiver of any rights or remedies of Buyer with respect to any other shareholder of Seller who has executed an agreement substantially in the form of this Agreement with respect to Shares beneficially owned by such shareholder or with respect to any subsequent breach by the Shareholder or any other such shareholder of Seller. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to any of the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Buyer shall have no authority to direct the Shareholder in the voting or disposition of any of the Shares, except as otherwise provided in this Agreement.

9. Capacity as Shareholder. The Shareholder is signing this Agreement solely in the Shareholder’s capacity as a shareholder of Seller, and not in the Shareholder’s capacity as a director, officer or employee of Seller or any Seller Subsidiary or in the Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way (a) restrict a director and/or officer of Seller in the exercise of his or her fiduciary duties, consistent with the terms of the Merger Agreement, as a director and/or officer of Seller or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust, or (b) prevent or be construed to create any obligation on the part of any director and/or officer of Seller or any trustee or fiduciary of any employee benefit plan or trust from taking any action or omitting to take any action in such capacity.

10. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

11. Further Assurances. From time to time and without additional consideration, the Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Buyer may reasonably request for the purpose of carrying out and furthering the purpose and intent of this Agreement.

12. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are fulfilled to the greatest extent possible.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

14. Public Disclosure. The Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, without the prior consent of Buyer. The Shareholder hereby permits Buyer to publish and disclose in any document and/or schedule filed by Buyer with the SEC and in any press release or other disclosure document the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments and obligations pursuant to this Agreement.

15. Governing Law; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of West Virginia, without giving effect to the principles of conflicts of laws thereof that would cause the application of the laws of any other jurisdiction.

(b) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of Seller has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of Seller’s articles of incorporation or bylaws, the Merger pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first written above.

SHAREHOLDER

Name:

WESBANCO, INC.

By:
Name:
Title:

Schedule 1

To Voting Agreement of [NAME]

Total Shares Beneficially Owned	Sole Voting Shares

Exhibit 99.1

WesBanco, Inc. Announces Transformative Merger with Premier Financial Corp.

Creates a community-focused, regional financial services partner with $27+ billion in assets

Announces $200 million in capital commitments in support of the merger

WHEELING, W.Va., July 26, 2024 – WesBanco, Inc. (“WesBanco”) (NASDAQ: WSBC) and Premier Financial Corp. (“Premier”) (NASDAQ: PFC) jointly announced today that they have executed a definitive Agreement and Plan of Merger (“Agreement”) providing for the merger of Premier with and into WesBanco. Jeff Jackson, President and Chief Executive Officer of WesBanco, and Gary Small, President and Chief Executive Officer of Premier, made the joint announcement.

Under the terms of the Agreement, which has been unanimously approved by the board of directors of both companies, WesBanco will exchange shares of its common stock for all of the outstanding shares of Premier common stock, in an all-stock transaction. Premier shareholders will be entitled to receive 0.80 of a share of WesBanco common stock for each share of Premier common stock they own upon the effective time of the merger, for aggregate merger consideration valued at approximately $959 million, or $26.66 per share, based on WesBanco’s closing stock price of $33.32 as of July 24, 2024. The transaction values Premier at a price to June 30, 2024 tangible book value per share of 142% and a price to mean analyst estimated 2024 earnings per share of 12.9 times. The merger is expected to qualify as a tax-free reorganization.

WesBanco also announced today that it has entered into subscription agreements with investors to raise capital to support the merger, led by a $125 million investment from Wellington Management. Additional investors include Glendon Capital Management LP and Klaros Capital. In aggregate, $200 million of WesBanco common stock will be issued. The capital raise is expected to close on August 1, 2024. The proceeds of the capital raise are expected to support the pro forma bank’s balance sheet and regulatory capital ratios.

Upon completion of the merger, the shares issued to Premier shareholders are expected to comprise 30% of the outstanding shares of the combined company, the shares issued in the capital raise are expected to represent 8% of the combined company, and 62% of the outstanding shares of the combined company are expected to be held by legacy WesBanco shareholders.

Jeff Jackson, President and Chief Executive Officer of WesBanco, stated, “Today is an exciting day in WesBanco’s 155-year history as we announce our proposed merger with Premier and mark another milestone in our long-term growth strategy. This transformative merger will bring together two high-caliber institutions to create a community-focused, regional financial services partner strongly positioned to serve the unique needs of both our new and legacy communities. We are pleased to welcome Premier’s customers and employees to the WesBanco family and look forward to delivering exceptional customer experiences to our newest markets through a broader offering of banking and wealth management services. WesBanco has built an outstanding reputation for soundness, profitability, customer service, employer of choice and community development, as evidenced by multiple recent national accolades. We look forward to extending our legacy through this merger and bringing even greater value to our customers, teams, communities and shareholders.”

With highly compatible cultures and business models, the proposed merger will create a regional financial services institution with approximately $27 billion in assets, significant economies of scale, and strong pro forma profitability metrics. With complementary and contiguous geographic footprints, the combined company would be the 8th largest bank in Ohio, based on deposit market share, have increased presence in Indiana, and serve customers in nine states.

Excluding certain merger-related charges and transaction related provision for credit losses, the transaction, with cost savings fully phased in, is anticipated to be more than 40% accretive to 2025 earnings. Estimated tangible book value dilution at closing of 13% is expected to be earned back in approximately 2.8 years, using the “cross-over” method. The merger is subject to a number of customary conditions, including the approvals of the appropriate regulatory authorities and approvals by the shareholders of both WesBanco and Premier. It is expected that the transaction should be completed during the first quarter of 2025. Upon completion of the merger, four members of Premier’s current Board of Directors will be appointed to WesBanco’s Board of Directors.

“The combination of WesBanco and Premier makes for an excellent strategic fit. Both organizations value community level banking, are well aligned from a culture perspective, and are focused on performance,” said Gary Small, President and Chief Executive Officer of Premier. “The expanded reach of the organization will serve as a catalyst for growth and increased investment in products and services, to the benefit of all stakeholders: customers, associates, shareholders, as well as the communities we serve.”

At June 30, 2024, WesBanco had consolidated assets of approximately $18.1 billion, deposits of $13.4 billion, total loans of $12.3 billion, and shareholders’ equity of $2.5 billion.

At June 30, 2024, Premier had consolidated assets of approximately $8.8 billion, deposits of $7.2 billion, total loans of $6.8 billion, and shareholders’ equity of $1.0 billion.

When the transaction is consummated, WesBanco will have more than 250 financial centers, as well as loan production offices, across nine states. The transaction will expand WesBanco’s franchise by 73 financial centers located primary throughout northern Ohio, as well as in southern Michigan and northeastern Indiana. Officials of both organizations are optimistic that organizing around customer services and product delivery can be accomplished with as little employee disruption as possible.

As a condition to WesBanco’s willingness to enter into the Agreement, all of the directors and executive officers of Premier have entered into voting agreements with WesBanco pursuant to which they have agreed to vote their shares in favor of the merger.

Financial advisors involved in the transaction were Raymond James & Associates, Inc., representing WesBanco, and Piper Sandler & Co., representing Premier. Raymond James & Associates, Inc. also served as placement agent on the private placement.

Legal representations in the transaction include Phillips, Gardill, Kaiser & Altmeyer, PLLC and K&L Gates LLP for WesBanco, Nelson Mullins Riley & Scarborough, LLP for Premier, Hunton Andrews Kurth LLP for Raymond James and Schulte Roth & Zabel LLP for Wellington Management.

Forward-Looking Statements

The statements in this press release that are not historical facts, in particular the statements with respect to the expected timing of and benefits of the proposed merger between WesBanco and Premier, the parties’ plans, obligations, expectations, and intentions, and the statements with respect to accretion and earn back of tangible book value dilution, constitute forward-looking statements as defined by federal securities laws. Such statements are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Premier may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected timeframes; disruption from the proposed merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed merger may not be obtained on the expected terms and schedule; Premier’s shareholders and/or WesBanco’s shareholders may not approve the proposed merger and the merger agreement, and WesBanco’s shareholders may not approve the issuance of shares of WesBanco common stock in the proposed merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2023 Annual Report on Form 10-K, Premier’s 2023 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Premier with the Securities and Exchange Commission (SEC). Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. All forward-looking statements included herein are based on information available at the time of the release. Neither WesBanco nor Premier assumes any obligation to update any forward-looking statement.

Conference Call Information

WesBanco will host a conference call and webcast to discuss the Agreement and Plan of Merger at 10:00 a.m. ET on July 26, 2024. Interested parties can access the live webcast of the conference call through the Investor Relations section of WesBanco’s website, www.wesbanco.com. Participants can also listen to the conference call by dialing 888-347-6607 (domestic), 855-669-9657 (Canada), or 1-412-902-4290 (international), and asking to be joined into the WesBanco call. Please log in or dial in at least 10 minutes prior to the start time to ensure a connection.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of WesBanco and Premier and a prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WESBANCO, SHAREHOLDERS OF PREMIER, AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of WesBanco and shareholders of Premier prior to the respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statements/Prospectus, and other related documents are filed by WesBanco or Premier with the SEC, they may be obtained for free at the SEC’s website at http://www.sec.gov, and from either WesBanco’s website at https://www.wesbanco.com or Premier’s website at https://www.premierfincorp.com/.

Participants in the Solicitation

WesBanco, Premier, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and Premier in connection with the proposed merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier is set forth in the proxy statement for Premier’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders of WesBanco or Premier in connection with the proposed merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco, or Premier using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

WESBANCO SHAREHOLDERS AND PREMIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

About Premier Financial Corp.

Premier Financial Corp. (Nasdaq: PFC), headquartered in Defiance, Ohio, is the holding company for Premier Bank. Premier Bank, headquartered in Youngstown, Ohio, operates 73 branches and nine loan offices in Ohio, Michigan, Indiana and Pennsylvania and also serves clients through a team of wealth professionals dedicated to each community banking branch. For more information, visit Premier’s website at www.PremierFinCorp.com.

About WesBanco, Inc.

With over 150 years as a community-focused, regional financial services partner, WesBanco Inc. (NASDAQ: WSBC) and its subsidiaries build lasting prosperity through relationships and solutions that empower our customers for success in their financial journeys. Customers across our eight-state footprint choose WesBanco for the comprehensive range and personalized delivery of our retail and commercial banking solutions, as well as trust, brokerage, wealth management and insurance services, all designed to advance their financial goals. Through the strength of our teams, we leverage large bank capabilities and local focus to help make every community we serve a better place for people and businesses to thrive. Headquartered in Wheeling, West Virginia, WesBanco has $18.1 billion in total assets, with our Trust and Investment Services holding $5.6 billion of assets under management and securities account values (including annuities) of $1.8 billion through our broker/dealer, as of June 30, 2024. Learn more at www.wesbanco.com and follow @WesBanco on Facebook, LinkedIn and Instagram.

SOURCE WesBanco, Inc.

WesBanco Company Contacts
John Iannone	Alisha Hipwell
Senior Vice President, Investor Relations	Executive Vice President, Corporate Communications
(304) 905-7021	(304) 234-9230

Premier Company Contact

Kathy Bushway

Senior Vice President, Chief Marketing Officer

(330) 742-0638